08061426

SUNRISE®
SENIOR LIVING

2007 ANNUAL REPORT

SUNRISE SENIOR LIVING INC.

SUNRISE®
SENIOR LIVING

Dear Fellow Stockholders:

A combination of factors made 2007 very difficult for Sunrise Senior Living. Operating losses, accounting review costs, costs of our concluded internal inquiry, impairments, and charges from acquisitions and developments combined to make 2007 unprofitable. While we did see strengths in our core business, including several metrics such as continued occupancy levels in excess of 90%, we are determined to restore profitability.

As a result, we have taken several steps toward restoring investor confidence and setting us on a path toward future profitability:

- We conducted a sweeping review of accounting policies and personnel, which led to our earnings restatement and a new financial management team.
- Our board of directors, through its special independent committee, conducted a comprehensive review of company policies, leading to stronger corporate governance procedures and the addition of a chief compliance officer.
- Our board added four independent directors with strong expertise in financial management, real estate and operations: Stephen Harlan (June 2007), Lynn Krominga (August 2007), Glyn Aeppel (August 2008) and David Fuente (August 2008).
- We have made many senior management changes. Highlighting these were the hiring of Rick Nadeau as chief financial officer and, after splitting the roles of chairman of the board and CEO, we recently announced that I will become non-executive chairman and Mark Ordan will succeed me as CEO.

Mark, Rick and Tiffany Tomasso, our chief operating officer, comprise a very strong team with deep operating and financial experience and a demonstrated track record of success. Together, we have announced a cost-reduction program and a renewed focus on driving the results of our core business to greater levels. We are confident the steps we are taking will position us for future profitability while maintaining our excellent service to seniors.

Since we opened our first community 27 years ago, we have built one of the world's largest and finest senior living companies. We have introduced new innovative models, set high standards for service and care, and changed the way seniors are served in hundreds of communities in the US, Canada, the UK and Germany. As I transition to my new role, I will continue to be an active, dedicated supporter of Sunrise's next phase of growth and success. We are determined to restore our profitability, have smart core growth, and strengthen our sector-leading levels of service and care for our residents. Our 45,000 team members are devoted to our mission each day, and we thank them for all they do - and we thank you, our stockholders, for your understanding and support.

Sincerely,

Paul J. Klaassen
Founder and Chief Executive Officer

October 20, 2008

Table of Contents

This Annual Report contains forward-looking statements that involve risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that our expectations will be realized. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

- *the outcome of the Securities and Exchange Commission's ("SEC") investigation;*
- *the outcomes of pending putative class action and derivative litigation;*
- *the outcome of the Trinity OIG investigation and qui tam proceeding;*
- *the outcome of the IRS audit of our tax return for the tax year ended December 31, 2006 and employment tax returns for 2004, 2005 and 2006;*
- *the status of strategic alternatives;*
- *our ability to comply with the terms of the amendments to our bank credit facility or to obtain any necessary further extension of the period for providing the lenders with required financial information and for complying with certain financial covenants;*
- *our ability to continue to recognize income from refinancings and sales of communities by ventures;*
- *risk of changes in our critical accounting estimates;*
- *risk of further write-downs or impairments of our assets;*
- *risk of future fundings of guarantees and other support arrangements to some of our ventures, lenders to the ventures or third party owners;*
- *risk of declining occupancies in existing communities or slower than expected leasing of new communities;*
- *risk resulting from any international expansion;*
- *risk associated with any new service offerings;*
- *development and construction risks;*
- *risks associated with past or any future acquisitions;*
- *compliance with government regulations;*
- *risk of new legislation or regulatory developments;*
- *business conditions;*
- *competition;*
- *changes in interest rates;*
- *unanticipated expenses;*
- *market factors that could affect the value of our properties;*
- *the risks of downturns in general economic conditions;*
- *availability of financing for development; and*
- *other risk factors contained in our Form 10-K for the year ended December 31, 2007 filed with the SEC on July 31, 2008, as amended.*

Information provided in this Annual Report for 2008 is preliminary and remains subject to review by Ernst & Young LLP. As such, this information is not final or complete, and remains subject to change, possibly materially.

We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events. Unless the context suggests otherwise, references herein to "Sunrise," the "Company," "we," "us" and "our" mean Sunrise Senior Living, Inc. and our consolidated subsidiaries.

BUSINESS

Overview

We are a Delaware corporation and a provider of senior living services in the United States, Canada, the United Kingdom and Germany. Founded in 1981, we began with a simple but innovative vision — to create an alternative senior living option that would emphasize quality of life and quality of care. We offer a full range of personalized senior living services, including independent living, assisted living, care for individuals with Alzheimer's and other forms of memory loss, nursing, rehabilitative and hospice care. We also develop senior living communities for ourselves, for ventures in which we retain an ownership interest and for third parties.

Our long-range strategic objective is to grow our senior living business through a management services business model that is built on long-term management contracts. Our four primary growth drivers consist of: (1) generating revenue growth from our existing operating portfolio of owned and managed communities; (2) adding additional communities through new construction, primarily with venture partners; (3) generating profitable growth through the delivery of hospice and other ancillary services; and (4) maximizing our return on our equity investment in unconsolidated ventures and other invested capital.

We generate income primarily from:

- management fees for operating communities, which can also include incentive management fees;
- resident fees for communities that are owned by us;
- development and pre-opening fees related to the development of new Sunrise communities;
- our share of income and losses for those communities in which we have an ownership interest;
- recapitalizations and sales of communities by ventures in which we own an equity interest; and
- fees for hospice services.

At December 31, 2007, we operated 439 communities, including 402 communities in the United States, 12 communities in Canada, 17 communities in the United Kingdom and eight communities in Germany, with a total resident capacity of approximately 54,000. We owned or had an ownership interest in 261 of these communities and 178 were managed for third parties. In addition, at December 31, 2007, we provided pre-opening management and professional services to 44 communities under construction, of which 32 communities are in the United States, three communities are in Canada, eight communities are in the United Kingdom, and one community is in Germany, with a combined capacity for approximately 5,600 residents. During 2007, we opened 22 new communities, with a combined resident capacity of approximately 2,600 residents, which were developed by us.

Beginning in 2008, we have changed our methodology for determining the number of communities we operate. There are certain communities that operate under multiple licenses and have multiple buildings on the same grounds, some of which we acquired in our acquisition of Marriott Senior Living Services in 2003. These communities were previously counted as more than one community in our community count. We have now determined that we will count all communities with more than one licensed building as one community resulting in a reduction in the community count by 18 communities for 2007 in order to better reflect the way the communities are managed. There is no change in resident capacity counts and no impact on financial reporting related to the change. All references in this Annual Report to the number of communities, regardless of period, reflect this change.

We have four operating segments for which operating results are separately and regularly reviewed by key decision makers: domestic operations, international operations (including Canada), Greystone and Trinity. See Note 22 to our Consolidated Financial Statements for additional information.

Significant 2007 Developments

Ventures

In January 2007, we entered into a venture to develop assisted living communities in the United Kingdom (the "UK") over the next four years with us serving as the developer and then as the manager of the communities. This is our second venture in the UK. We own 20% of the venture. Property development will be funded through contributions of up to approximately $200.0 million by the partners, based upon their pro rata percentage, with the balance funded by loans provided by third-party lenders, giving the venture a total potential investment capacity of approximately $1.0 billion.

During 2007, we entered into two development ventures to develop and build senior living communities in the United States during 2007 and 2008 with us serving as the developer and then as the manager of the communities. We own 20% of the ventures. Property development will be funded through contributions of up to approximately $208.0 million by the partners, based upon their pro rata percentage, with the balance funded by loans provided by third party lenders, giving the ventures a total potential investment capacity of approximately $788.0 million. We will develop and manage the communities.

During 2007, our first UK venture in which we have a 20% equity interest sold seven communities to a venture in which we have a 10% interest. Primarily as a result of the gains on these asset sales recorded in the ventures, we recorded equity in earnings in 2007 of approximately $75.5 million. When our UK and Germany ventures were formed, we established a bonus pool in respect of each venture for the benefit of employees and others responsible for the success of these ventures. At that time, we agreed with our partner that after certain return thresholds were met, we would each reduce our percentage interests in venture distributions with such excess to be used to fund these bonus pools. During 2007, we recorded bonus expense of $27.8 million in respect to the bonus pool relating to the UK venture. These bonus amounts are funded from capital events and the cash is retained by us in restricted cash accounts. As of December 31, 2007, approximately $18.0 million of this amount was included in restricted cash. Under this bonus arrangement, no bonuses are payable until we receive distributions at least equal to certain capital contributions and loans made by us to the UK and Germany ventures. We currently expect this bonus distribution limitation will be satisfied in late 2008, at which time bonus payments would become payable.

Change in Ownership of Sunrise Communities

In April 2007, Ventas, Inc. ("Ventas"), a large publicly-held healthcare REIT, acquired Sunrise Senior Living Real Estate Investment Trust ("Sunrise REIT"), an independent Canadian real estate investment trust established by us in December 2004. At the time of the acquisition, we managed 77 communities for Sunrise REIT and held a minority interest in 59 of those communities. As of December 31, 2007, we managed 79 communities owned by Ventas and held a minority interest in 61 of those communities. In addition, we have various arrangements with Ventas as successor to Sunrise REIT regarding future development in Canada.

Real Estate Gains

During 2007, we recognized pre-tax gains of approximately $85.2 million related to previous sales of real estate in 2003 and 2004 where sale accounting was not initially achieved due to guarantees and other forms of continuing involvement. Those guarantees and other forms of continuing involvement were released in 2007. We received cash of approximately $25.8 million in 2007 as a result of these transactions.

Bank Credit Facility

During 2007, as a result of the delay in completing our then pending restatement, we entered into several amendments to our Bank Credit Facility extending the time period for furnishing required quarterly and audited financial information to the lenders. In connection with these amendments, the interest rate applicable to the outstanding balance under the Bank Credit Facility was also increased effective July 1, 2007 from LIBOR plus 225 basis points to LIBOR plus 250 basis points. We also paid the lenders aggregate fees of approximately $0.9 million for entering into these amendments. Our Bank Credit Facility was further amended in January 2008, February 2008, March 2008 and July 2008. See "Significant 2008 Developments — Bank Credit Facility" below.

Trinity Hospice

On September 14, 2006, we acquired Trinity Hospice, Inc. ("Trinity") for $75.0 million with the objective of entering the hospice care industry and integrating such services into our core product offering. On January 3, 2007, Trinity received a subpoena from the Phoenix field office of the Office of the Inspector General of the Department of Health and Human Services ("OIG") requesting certain information regarding Trinity's operations in three locations for the period between January 1, 2000 through June 30, 2006, a period that is prior to our acquisition of Trinity. On September 11, 2007, Trinity and we were served with a *qui tam* complaint filed on September 5, 2007 in the United States District Court for the District of Arizona. That filing amended a complaint filed under seal on November 21, 2005 by four former employees of Trinity under the *qui tam* provision of the Federal False Claims Act. On February 13, 2008, Trinity received a subpoena from the Los Angeles regional office of the OIG requesting information regarding Trinity's operations in 19 locations for the period between December 1, 1998 and February 12, 2008. This subpoena relates to the ongoing investigation being conducted by the Commercial Litigation Branch of the U.S. Department of Justice and the civil division of the U.S. Attorney's Office in Arizona. Trinity is in the process of complying with the subpoena. See Note 18 to our Consolidated Financial Statements for additional information. During 2006, we recorded a loss of $5.0 million for possible fines, penalties and damages related to the Trinity OIG investigation. As of December 31, 2007, we had incurred approximately $2.0 million in legal fees and other costs in connection with the investigation and related *qui tam* action and remediation activities. We expect to incur additional costs, which may be substantial, until this matter is resolved.

Our hospice revenue of $67.1 million in 2007 was reduced by approximately $5.6 million as a result of our hospice programs exceeding the Medicare cap. Our ability to comply with this limitation depends on a number of factors relating to a given hospice program, including the number of admissions, average length of stay, mix in level of care and Medicare patients that transfer into and out of our hospice programs.

As of December 31, 2007, Trinity's average daily census was approximately 1,300 compared to 1,500 at December 31, 2006. The average daily census was approximately 985 at June 30, 2008. This decline in census was partially the result of the closing of certain operating locations in non-core Sunrise markets and Trinity's focus on remediation efforts.

As a result of a review of the goodwill and intangible assets related to Trinity, we recorded an impairment loss of approximately $56.7 million in 2007. In addition, in 2007, we also increased the loss for probable fines, penalties and damages relating to the Trinity OIG investigation by $1.0 million.

Germany Venture

At December 31, 2007 and June 30, 2008, we provided pre-opening and management services to eight and nine communities, respectively, in Germany. In connection with the development of these communities, we provided operating deficit guarantees to cover cash shortfalls until the communities reach stabilization. These communities have not performed as well as originally expected. In 2006, we recorded a pre-tax charge of $50.0 million as we did not expect full repayment of the loans from the funding. In 2007, we recorded an additional $16.0 million pre-tax charge based on changes in expected future cash flows. Our estimates underlying the pre-tax charge include certain assumptions as to lease-up of the communities. To the extent that such lease-up is slower than our projections, we could incur significant additional pre-tax charges in subsequent periods as we would be required to fund additional amounts under the operating deficit guarantees. Through June 30, 2008, we have funded $37.0 million under these guarantees and other loans. We expect to fund an additional $62.0 million through 2012, the date at which we estimate no further funding will be required.

Senior Living Condominium Developments

We began to develop senior living condominium projects in 2004. In 2006, we sold a majority interest in one condominium and assisted living venture to third parties. In conjunction with the development agreement for this project, we agreed to be responsible for actual project costs in excess of budgeted project costs of more than $10.0 million (subject to certain limited exceptions). Project overruns to be paid by us are projected to be approximately $48.0 million. Of this amount, $10.0 million is recoverable as a loan from the venture and

$14.7 million relates to proceeds from the sale of real estate, development fees and pre-opening fees. During 2006, we recorded a loss of approximately $17.2 million due to this commitment. During 2007, we recorded an additional loss of approximately $6.0 million due to increases in the budgeted projected costs. Through June 30, 2008, we have paid approximately $47.0 million in cost overruns.

In 2007, we decided to discontinue development of four senior living condominium projects due to adverse economic conditions and as a result, we recorded pre-tax charges totaling approximately $21.0 million in 2007 to write-off capitalized development costs for these projects. In the first quarter of 2008, we suspended the development of the remaining three condominium projects and as a result, we expect to record pre-tax charges totaling approximately $22.0 million in the first quarter of 2008.

Aston Gardens

In September 2006, a venture acquired six senior living communities with a capacity for approximately 2,000 residents in Florida, operated under the Aston Gardens brand name. In 2007 and into 2008, the operating results of the Aston Garden communities suffered due to adverse economic conditions in Florida for independent living communities, including a decline in the real estate market. These operating results are insufficient to achieve compliance with the debt covenants for the mortgage debt for the properties. In July 2008, the venture received notice of default from the lender of $170.0 million of debt obtained by the venture at the time of the acquisition in September 2006. Later in July 2008, we received notice from our equity partner alleging a default under our management agreement as a result of receiving the notice from the lender. This debt is non-recourse to us. Based on our assessment, we have determined that our investment is impaired and as a result, we recorded a pre-tax impairment charge of approximately $21.6 million in the fourth quarter of 2007.

Legal and Accounting Fees Related to Accounting Review, Special Independent Committee Inquiry and Related Matters

During 2007 and the six months ended June 30, 2008, we incurred or expect to incur legal and accounting fees of approximately $51.7 million and $22.6 million, respectively, related to the Accounting Review, the Special Independent Committee inquiry, the SEC investigation and responding to various shareholder actions. As indicated above, we also incurred approximately $2.0 million in legal fees and other costs in connection with the Trinity OIG investigation and the related *qui tam* action and remediation activities.

Strategic Alternatives

In July 2007, we announced that our Board of Directors had decided to explore strategic alternatives intended to enhance shareholder value, including a possible sale of the Company. A committee of non-management directors, originally established in April 2007 to explore strategic alternatives, engaged Citigroup Global Markets Inc. to act as its financial advisor. Meanwhile, this committee has determined that the most important factor in enhancing shareholder value at this time is for us to regain our status as a current filer of our public financial statements. Accordingly, shareholder value remains the focus of the committee, but there can be no assurance that the exploration of strategic alternatives will result in any sale transaction.

Significant 2008 Developments

Bank Credit Facility

There were $100.0 million of outstanding borrowings and $71.7 million of letters of credit outstanding under our Bank Credit Facility at December 31, 2007. On January 31, February 19, March 13, and July 23, 2008, we entered into further amendments to the Bank Credit Facility. These amendments, among other things:

- modified to August 20, 2008 the delivery date for the unaudited financial statements for the quarter ended March 31, 2008;
- modified to September 10, 2008 the delivery date for the unaudited financial statements for the quarter ending June 30, 2008;

- temporarily (in February 2008) and then permanently (in July 2008) reduced the maximum principal amount available under the Bank Credit Facility to $160.0 million; and

- waived compliance with financial covenants in the Bank Credit Facility for the year ended December 31, 2007 and for the fiscal quarters ended March 31, 2008 and June 30, 2008, and waived compliance with the leverage ratio and fixed charge coverage ratio covenants for the fiscal quarter ending September 30, 2008.

In addition, pursuant to the July 2008 amendment, until such time as we have delivered evidence satisfactory to the administrative agent that we have timely filed our Form 10-K for the fiscal year ending December 31, 2008 and that we are in compliance with all financial covenants in the Bank Credit Facility, including the leverage ratio and fixed charge coverage ratio, for the fiscal year ending December 31, 2008, and provided we are not then otherwise in default under the Bank Credit Facility:

- we must maintain liquidity of not less than $50.0 million, composed of availability under the Bank Credit Facility plus up to not more than $50.0 million in unrestricted cash and cash equivalents (tested as of the end of each calendar month), and any unrestricted cash and cash equivalents in excess of $50.0 million must be used to pay down the outstanding borrowings under the Bank Credit Facility;

- we are generally prohibited from declaring or making directly or indirectly any payment in the form of a stock repurchase or payment of a cash dividend or from incurring any obligation to do so; and

- the borrowing rate in US dollars, which was increased effective as of February 1, 2008, will remain LIBOR plus 2.75% or the Base Rate (the higher of the Federal Funds Rate plus 0.50% and Prime) plus 1.25% (through the end of the then-current interest period).

From and after the July 2008 amendment, we will continue to owe and pay fees on the unused amount available under the Bank Credit Facility as if the maximum outstanding amount was $160.0 million. Prior to the July 2008 amendment, fees on the unused amount were based on a $250.0 million outstanding maximum amount. We paid the lenders an aggregate fee of approximately $1.9 million for entering into these 2008 amendments.

As of June 30, 2008, we had outstanding borrowings of $75.0 million, outstanding letters of credit of $26.3 million and borrowing availability of approximately $58.7 million under the Bank Credit Facility. Taking into account the new liquidity covenants included in the July 2008 amendment to the Bank Credit Facility described above, we believe this availability and unrestricted cash balances of approximately $75.0 million at June 30, 2008 will be sufficient to support our operations over the next twelve months.

Mortgage Financing

On May 7, 2008, 16 of our wholly-owned subsidiaries (the "Borrowers") incurred mortgage indebtedness in the aggregate principal amount of approximately $106.7 million from Capmark Bank ("Lender") as lender and servicer pursuant to 16 separate cross-collateralized, cross-defaulted mortgage loans (collectively, the "mortgage loans"). Shortly after the closing, the Lender assigned the mortgage loans to Fannie Mae. The mortgage loans bear interest at a variable rate equal to the "Discount" (which is the difference between the loan amount and the price at which Fannie Mae is able to sell its three-month rolling discount mortgage backed securities) plus 2.27% per annum, require monthly principal payments based on a 30-year amortization schedule (using an interest rate of 5.92%) and mature on June 1, 2013.

In connection with the mortgage loans, we entered into interest rate protection agreements that provide for payments to us in the event the LIBOR rate exceeds 5.6145%, pursuant to an interest rate cap purchased on May 7, 2008, by each Borrower from SMBC Derivative Products Limited. The LIBOR rate approximates, but is not exactly equal to the "Discount" rate that is used in determining the interest rate on the mortgage loans; consequently, in the event the "Discount" rate exceeds the LIBOR rate, payments under the interest rate cap may not afford the Borrowers complete interest rate protection. The Borrowers purchased the rate cap for an initial period of three years for a cost of $0.3 million (including fees) and have placed in escrow the amount of $0.7 million to purchase additional interest rate caps to cover years four and five of the mortgage loans, which amount will be returned to us in the event the mortgage loans are prepaid prior to the end of the third loan year.

Each mortgage loan is secured by a senior housing facility owned by the applicable Borrower (which facility also secures the other 15 mortgage loans), as well as the interest rate cap described above. In addition, our management agreement with respect to each of the facilities is subordinate to the mortgage loan encumbering such facility. In connection with the mortgage loans, we received net proceeds of approximately $103.1 million (after payment of lender fees, third party costs, escrows and other amounts), $53.0 million of which was used to pay down amounts outstanding under our Bank Credit Facility. See Note 14 to our Consolidated Financial Statements for additional information.

STOCK PERFORMANCE GRAPH

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sunrise Senior Living, Inc., The S&P Smallcap 600 Index,
A New Peer Group And An Old Peer Group



$700
$600
$500
$400
$300
$200
$100
$0
12/02
12/03
12/04
12/05
12/06
12/07
Sunrise Senior Living, Inc.
S&P Smallcap 600
New Peer Group
Old Peer Group

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ended December 31.

The New Peer Group consists of Assisted Living Concepts Inc., Brookdale Senior Living Inc., Capital Senior Living Corp., Emeritus Corp. and Five Star Quality Care Inc.

The Old Peer Group consisted of Capital Senior Living Corp. and three former public companies, American Retirement Corporation, Beverly Enterprises, Inc. and Manor Care, Inc., which were no longer public companies at the end of the measurement period. Consequently, the Old Peer Group excludes these companies for all periods presented.

	12/02	12/03	12/04	12/05	12/06	12/07
Sunrise Senior Living, Inc.	100.00	155.64	186.26	270.87	246.85	246.52
S&P Smallcap 600	100.00	138.79	170.22	183.30	211.01	210.38
New Peer Group	100.00	202.71	269.44	422.03	640.30	431.09
Old Peer Group	100.00	230.59	221.96	405.49	417.25	389.41

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto appearing elsewhere herein.

(Dollars in thousands, except per share amounts)	2007	2006 (1)(2)(3) (Restated)	December 31, 2005 (4)(5) (Restated)	2004 (Restated) (Unaudited)	2003 (6) (Restated) (Unaudited)
STATEMENTS OF INCOME DATA:					
Operating revenues(2)	$ 1,652,550	$ 1,651,081	$ 1,511,022	$ 1,268,361	$ 998,148
Operating expenses(2)	1,947,762	1,724,162	1,476,351	1,285,525	1,008,400
(Loss) income from operations	(295,212)	(73,081)	34,671	(17,164)	(10,252)
Gain on the sale and development of real estate and equity interests	105,081	51,347	81,723	14,025	51,276
Sunrise's share of earnings, return on investment in unconsolidated communities and gain (loss) from investments accounted for under profit-sharing method	108,969	42,845	12,615	(70)	962
Net (loss) income	(70,275)	15,284	83,064	(3,467)	11,793
Net (loss) income per common share(3)(5):					
Basic	$ (1.41)	$ 0.31	$ 2.00	$ (0.08)	$ 0.28
Diluted	(1.41)	0.30	1.74	(0.08)	0.23
BALANCE SHEET DATA:					
Total current assets	$ 529,964	$ 361,998	$ 326,888	$ 282,524	$ 204,726
Total current liabilities	646,311	451,982	280,684	203,998	137,526
Property and equipment, net	656,211	609,385	494,069	359,070	509,833
Property and equipment subject to a sales contract, net	—	193,158	255,231	473,485	459,187
Property and equipment subject to financing, net	58,871	62,520	64,174	28,988	—
Goodwill	169,736	218,015	153,328	121,825	104,475
Total assets	1,798,597	1,848,301	1,587,785	1,506,453	1,501,608
Total debt	253,888	190,605	248,396	191,666	270,332
Deposits related to properties subject to a sale contract	—	240,367	324,782	599,071	540,382
Liabilities related to properties accounted for under the financing method	54,317	66,283	64,208	24,247	—
Deferred income tax liabilities	82,605	78,632	70,638	60,692	63,155
Total liabilities	1,214,826	1,201,078	1,094,209	1,139,750	1,086,236
Stockholders' equity	573,563	630,708	480,864	365,122	386,278
OPERATING AND OTHER DATA:					
Cash dividends per common share	$ —	$ —	$ —	$ —	$ —
Communities (at end of period):					
Consolidated communities	63	62	59	57	63
Communities in unconsolidated ventures	198	180	153	122	118
Communities managed for third party owners	178	180	186	183	175
Total	439	422	398	362	356
Resident capacity:					
Consolidated communities	8,683	8,646	7,980	7,943	8,539
Communities in unconsolidated ventures	22,245	20,433	16,485	10,929	10,561
Communities managed for third party owners	22,989	23,091	26,208	24,237	23,651
Total	53,917	52,170	50,673	43,109	42,751

(1) In September 2006, we acquired 100% of the equity interests in Trinity, a large provider of hospice services in the United States. The operating results of Trinity are included in our consolidated statements of income beginning September 13, 2006.

(2) In 2006, Five Star bought out 18 management contracts and we received $134.7 million related to their buyout. We also wrote off $25.4 in unamortized management contract intangible assets. In 2005, Five Star bought out 12 management contracts and we received $83.0 million related to their buyout. We also wrote off $14.6 million in unamortized management contract intangible assets.

(3) In February 2006, we completed the redemption of our remaining 5.25% convertible subordinated notes due February 1, 2009 through the issuance of common stock. Prior to the redemption date, substantially all of the approximately $120.0 million principal amount of the notes outstanding at the time the redemption was announced had been converted into approximately 6.7 million shares of common stock. The conversion price was $17.92 per share in accordance with the terms of the indenture governing the notes.

(4) In May 2005, we acquired 100% of the equity interests in Greystone, a developer and manager of CCRCs. The operating results of Greystone are included in our restated consolidated statement of income beginning May 10, 2005.

(5) In October 2005, we completed a two-for-one stock split in the form of a 100% stock dividend. As a result of the stock split, each stockholder received one additional share of common stock for each share on that date. All per share amounts have been adjusted to reflect the stock split for all periods presented.

(6) In March 2003, we completed the acquisition of all of the outstanding stock of Marriott International, Inc.'s wholly owned subsidiary, MSLS, which owns and operates senior independent full-service and assisted living communities. The operating results of MSLS are included in our restated consolidated statement of income beginning March 28, 2003.

MANGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with the information contained in our consolidated financial statements, including the related notes, and other financial information appearing elsewhere herein.

Overview

Our long-range strategic objective is to grow our senior living business through a management services business model that is built on long-term management contracts. Our four primary growth drivers consist of: (1) generating revenue growth from our existing operating portfolio of owned and managed communities; (2) adding additional communities through new construction, primarily with venture partners; (3) generating profitable growth through the delivery of hospice and other ancillary services; and (4) maximizing our return on our equity investment in unconsolidated ventures and other invested capital.

We earn income primarily in the following ways:

- management fees for operating communities, which can also include incentive management fees;
- resident fees for communities that we own;
- development and pre-opening fees related to the development of new Sunrise communities;
- our share of income and losses for those communities in which we have an ownership interest;
- recapitalizations and sales of communities by ventures in which we have an equity interest; and
- fees for hospice services.

At December 31, 2007, we operated 439 communities, including 402 communities in the United States, 12 communities in Canada, 17 communities in the United Kingdom and eight communities in Germany, with a total resident capacity of approximately 54,000. We owned or had an ownership interest in 261 of these communities and 178 are managed for third parties. In addition, at December 31, 2007, we provided pre-opening management and professional services to 44 communities under construction, of which 32 communities are in the United States, three communities are in Canada, eight communities are in the United Kingdom, and one community is in Germany, with a combined capacity for approximately 5,600 residents. During 2007, we opened 22 new communities with a combined resident capacity of approximately 2,600 residents, which were developed by us.

Management of Communities

We manage and operate communities that are wholly owned by us, communities that are owned by unconsolidated ventures in which we have a minority ownership interest and communities that are wholly owned by third parties. For the communities that we manage for unconsolidated ventures and third parties, we typically are paid a base management fee of approximately five to eight percent of the community's revenue. In addition, in certain management contracts, we have the opportunity to earn incentive management fees based on monthly or yearly operating or cash flow results. See "Liquidity and Capital Resources" for a description of debt guarantees, operating deficit guarantees and credit support arrangements provided to certain of our unconsolidated ventures or third-party owners. For the communities that we operate that are wholly owned, we receive resident and ancillary fees.

Development of Communities

In order to grow the operating portfolio that we manage, we also develop senior living communities. We typically develop senior living communities in partnership with others. We also develop wholly owned senior living communities for ourselves, which we expect to sell to ventures or third-party owners before construction is completed. We believe we have maintained a disciplined approach to site selection and refinement of our operating model, first introduced more than 20 years ago, and are constantly searching for ways to improve our communities.

We enter into development ventures in order to reduce our initial capital requirements, while enabling us to enter into long-term management agreements that are intended to provide us with a continuing stream of revenue. When development is undertaken in partnership with others, our venture partners provide significant cash equity investments, and we take a minority interest in such ventures. Additionally, non-recourse third-party construction debt is obtained to provide the majority of funds necessary to complete development. In addition to third-party debt, we may provide financing necessary to complete the construction for these development ventures. At December 31, 2007 and June 30, 2008, there were 30 and 25 communities, respectively, under construction held in unconsolidated ventures. See "Liquidity and Capital Resources" for a description of guarantees provided to certain of our development ventures.

We receive fees from our development ventures for services related to site selection, zoning, design and construction oversight. These fees are recognized in "Gain on the sale and development of real estate and equity interests" in our consolidated statements of income for communities where we owned the land prior to sale to a venture or third party, and in "Professional fees from development, marketing and other" when we do not initially own the land. Services provided for employee selection, licensing, training and marketing efforts are recognized as operating revenue and are included in "Professional fees from development, marketing and other" in the consolidated statements of income. See "Liquidity and Capital Resources" for a description of development completion guarantees provided to certain of our development ventures. We also receive fees from our ventures and/or venture partners as compensation for either brokering the sale of venture assets or the sale of the majority partner's equity interest in a venture.

From time to time we also develop wholly owned senior living communities. At December 31, 2007, we had seven wholly owned communities under construction with a resident capacity of approximately 690 residents. At June 30, 2008, we had six wholly owned communities under construction with a resident capacity of approximately 571 residents. We expect most of these communities to be sold to a venture or third party before construction is completed or, in some cases, upon receipt of a certificate of occupancy. We provide funding for the construction, not otherwise financed by construction loans, and capitalize the development costs associated with construction prior to the contribution of the development community to a venture or third-party owner. For communities that remain wholly owned, we often recognize operating losses during the initial one to two years prior to the community achieving stabilization.

Senior Living Condominium Developments

We began to develop senior living condominium projects in 2004. By the first quarter of 2008, we had discontinued or suspended the development of all but one of our condominium development projects. See "Business — Significant 2007 Developments — Senior Living Condominium Developments".

Special Independent Committee Inquiry and Accounting Review

The following is a summary of the results of the Special Independent Committee inquiry. For a full description of the adjustments made to restate the 2005 and prior financial statements, refer to our 2006 Form 10-K.

In December 2006, our Board of Directors established a Special Independent Committee to review certain allegations made by the Service Employees International Union ("SEIU") that questioned the timing of certain stock option grants to our directors and officers over a period of time, and stock sales by certain directors in the months prior to the May 2006 announcement of our Accounting Review. In March 2007, our Board of Directors expanded the scope of the Special Independent Committee's mandate to include the review of facts and circumstances relating to the historical accounting treatment of certain categories of transactions in the restatement, and to develop recommendations regarding any remedial measures, including those pertaining to internal controls and processes over financial reporting, that it may determine to be warranted. The Special Independent Committee deemed it necessary to understand the underlying causes for the pending restatement in order to evaluate the SEIU's allegations related to stock sales by certain directors in the months prior to our announcement of the Accounting Review.

On September 28, 2007, we disclosed that the Special Independent Committee had concluded the fact-finding portion of its inquiry with respect to three issues. The first involved the timing of certain stock option grants. The second involved the facts and circumstances with respect to two significant categories of errors in the pending restatement relating to real estate accounting for the effect of preferences provided to the buyer in a partial sale, certain of our guarantees and commitments on the timing of sale accounting and recognition of income upon sale of real estate, and accounting for allocation of profits and losses in those ventures in which our partners received a preference on cash flow. The third involved whether directors and executive officers traded in our common stock when in possession of non-public knowledge of possible accounting errors related to these real estate transactions prior to our May 2006 announcement of our Accounting Review. With respect to these three issues, the Special Independent Committee found:

- no evidence of backdating or other intentional misconduct with respect to the grants on the 38 grant dates examined, including those specifically questioned by the SEIU, or the possible errors identified by the Special Independent Committee in the accounting for stock options;
- no evidence of an intention to reach an inappropriate accounting result with respect to the two categories of real estate accounting errors reviewed, no knowledge that these accounting errors were incorrect at the time they were made, and no evidence that information was concealed from review by the external auditors at the time the accounting judgments were made; and
- no evidence that any director or officer who traded in the months prior to the announcement of the Accounting Review had material non-public information relating to either of these two categories of real estate accounting errors.

The Special Independent Committee identified a number of accounting issues under GAAP in connection with certain of the option grants reviewed. As a result of the Special Independent Committee's findings, we concluded that unintentional errors were made in connection with the accounting for a September 1998 repricing and certain other stock option grants. These errors were corrected as part of the restatement of our historical consolidated financial statements.

In September 28, 2007, we also disclosed that the investigation of the Special Independent Committee was continuing with respect to certain other categories of restatement items and issues, primarily related to certain accruals and reserves. In the course of reviewing the accounting that led to the restatement, the Special Independent Committee identified instances of potential inappropriate accounting with respect to certain provisions into and/or releases from certain judgmental accruals and reserves. Management was also made aware through questions from an employee of possible instances of inappropriate accounting with respect to one judgmental reserve. Management reviewed this information with the Special Independent Committee which then reviewed the judgmental reserve in question as part of its inquiry. Both of these events led to the Special Independent Committee's decision to investigate the other categories of restatement items and issues, which was not complete on September 28, 2007. However, in order to provide information to the marketplace on the Special Independent Committee's findings as promptly as possible, the Special Independent Committee made the decision to complete the fact finding related to the SEIU's allegations and make the September 28, 2007 disclosure to report the results of that fact finding while continuing its inquiry with respect to certain judgmental accruals and reserves.

On December 20, 2007, we announced the completion of the fact-finding portion of the Special Independent Committee inquiry with respect to the last issue being reviewed by it. The Special Independent Committee identified instances of inappropriate accounting with respect to certain provisions into and/or releases from the following three judgmental accruals and reserves in certain quarters during the period of time from the third quarter of 2003 through the fourth quarter of 2005: (1) the reserve for health and dental insurance claims associated with our self-insurance program ("health and dental reserve"); (2) the corporate bonus accrual; and (3) the reserve for abandoned projects. The accounting for these reserves involves judgments and estimates. The Special Committee determined that in some instances the judgments were not supportable under GAAP and the provisions into and releases from the reserves were not made on a consistent basis, and therefore, involved inappropriate accounting. The Special Independent Committee did not reach any conclusions with respect to the underlying reason or reasons for any specific instance of inappropriate accounting. The Special Independent Committee also did not specifically quantify each instance of inappropriate accounting that it had identified. As disclosed in Item 9A of our 2006 Form 10-K, our management identified several material weaknesses in our internal control over financial reporting that our management believed contributed to the accounting errors, including those related to accruals and reserves, that were corrected as part of the restatement. These included, among others: a lack of sufficient personnel with an appropriate level of accounting knowledge, experience and training to support the size and complexity of our organizational structure and financial reporting requirements; a failure to set the appropriate tone around accounting and control consciousness; a lack of appropriate oversight of accounting, financial reporting and internal control matters; insufficient analysis and documentation of the application of GAAP to real estate and other transactions; a lack of written procedures for identifying and appropriately applying GAAP to the various categories of items that were corrected in the restatement; a lack of written procedures for monitoring and adjusting balances related to certain accruals and reserves; a lack of effective accounting reviews for routine and non-routine transactions and accounts; and an inability to close our books in a timely and accurate manner.

Before the Special Independent Committee completed its fact-finding, we had determined to restate two of the accruals and reserves — the health and dental reserve and the reserve for abandoned projects — due to accounting errors unrelated to the inappropriate accounting subsequently identified by the Special Independent Committee. Once the Special Independent Committee had identified certain instances of inappropriate accounting, and had completed its investigation, it reviewed its findings with our new financial management team. Our new financial management team was then charged with reviewing, in detail, all of the affected accounts and with quantifying and recording all the necessary adjustments to properly restate the accounts. During this process, our new financial management team did not specifically identify or categorize the adjustments between "inappropriate accounting" and other required adjustments within the identified categories. As a result of our Accounting Review, we recorded "total adjustments" (in which there was no distinct accounting impact from any instances of "inappropriate accounting" because any such impact was already subsumed within the previously required adjustments (for example, required changes in methodology)) to the health and dental reserve, the corporate bonus accrual and the reserve for abandoned projects, which are reflected in the restated financial statements. The total adjustment to the health and dental reserve and the corporate bonus accrual are reflected in the "Other Adjustments" restatement category in our 2006 Form 10-K. The total adjustments for the reserve for abandoned project costs, which was eliminated in its entirety in the restatement, is included in the "Accounting for Costs of Real Estate Projects" restatement category in our 2006 Form 10-K.

For information regarding remedial issues recommended by the Special Independent Committee and adopted by the Board of Directors, please refer to Item 9A in our 2007 Form 10-K.

Significant Developments

See "Business" for a discussion of significant developments in 2007 and 2008.

Restatement Related to Statement of Cash Flows Classifications and Accounting for Lease Payments and Non-Refundable Entrance Fees for Two Continuing Care Retirement Communities

As described in Note 3 to our consolidated financial statements, the 2007 consolidated statement of cash flows has been restated primarily to reflect the proper classification of transactions with unconsolidated communities, assumption of debt related to sales transactions and the classification of gain resulting from sales transactions. The effect of the restatement on the Consolidated Statement of Cash Flows was to decrease net cash provided by operating activities from $235.0 million to $128.5 million, to increase net cash used in investing activities from $235.5 million to $248.5 million and to increase net cash provided by financing activities from $56.7 million to $176.3 million. We also have in our 2007 financial statements corrected how we account for lease payments and non-refundable entrance fees for two continuing care retirement communities. The effect of the restatement was to decrease retained earnings at January 1, 2005 by approximately $7.5 million and to reduce 2005 and 2006 net income by approximately $4.0 million and $5.1 million, respectively. We have restated our financial statements to correct these errors in accordance with SFAS No. 154, *Accounting Changes and Error Corrections.*

Results of Operations

We currently classify our consolidated operating revenues as follows:

- management fees related to services provided to operating and pre-opened communities for unconsolidated ventures and third-party owners;
- professional fees from development, marketing and other services;
- resident fees for consolidated communities;
- hospice and other ancillary fees; and
- reimbursed contract service revenue related to unconsolidated ventures and third party owners.

Operating expenses are classified into the following categories:

- development and venture expense for site selection, zoning, community design, construction management and financing incurred for development communities;
- community expense for our consolidated communities, which includes labor, food, marketing and other direct community expense;
- hospice and other ancillary expense;
- lease expense for certain consolidated communities;
- general and administrative expense related to headquarters and regional staff expenses and other administrative costs;
- loss on financial guarantees and other contracts;
- provision for doubtful accounts;
- impairment of communities;
- impairment of goodwill and intangible assets;
- depreciation and amortization;
- write-off of abandoned projects;
- write-off of unamortized contract costs; and
- reimbursed contract service expense related to unconsolidated ventures and third-party owners.

Since 1997, we have entered into various real estate transactions, the most significant of which involved either (i) the sale of a partial interest in a development venture in which we retained an interest and entered into a management contract or (ii) the sale of mature senior living properties or a partial interest in such properties to a third party where we simultaneously entered into a management contract. In most cases, we retained some form of continuing involvement, including providing preferences to the buyer of the real estate, an obligation to complete the development, operating deficit funding obligations, support obligations or, in some instances, options or obligations to reacquire the property or the buyer's interest in the property. We account for these transactions in accordance with FASB Statement No. 66, *Accounting for Sales of Real Estate* ("SFAS 66").

Our results of operations for each of the three years in the period ended December 31 were as follows:

(In thousands, except per share amounts)	Year Ended December 31, 2007	2006 (Restated)	2005 (Restated)	Percent Change 2007 vs. 2006	2006 vs. 2005
Operating revenue:					
Management fees	$ 127,830	$ 117,228	$ 104,823	9.0%	11.8%
Buyout fees	1,626	134,730	83,036	(98.8)%	62.3%
Professional fees from development, marketing and other	38,855	28,553	24,920	36.1%	14.6%
Resident fees for consolidated communities	402,396	381,709	341,610	5.4%	11.7%
Hospice and other ancillary services	125,796	76,882	44,641	63.6%	72.2%
Reimbursed contract services	956,047	911,979	911,992	4.8%	—
Total operating revenue	1,652,550	1,651,081	1,511,022	0.1%	9.3%
Operating expenses:					
Development and venture expense	79,203	69,145	41,064	14.5%	68.4%
Community expense for consolidated communities	290,203	276,833	251,058	4.8%	10.3%
Hospice and other ancillary services expense	134,634	74,767	45,051	80.1%	66.0%
Community lease expense	68,994	61,991	57,946	11.3%	7.0%
General and administrative	187,325	131,473	106,601	42.5%	23.3%
Accounting Restatement and Special Independent Committee inquiry, SEC investigation and pending stockholder litigation	51,707	2,600	—	1888.7%	N/A
Loss on financial guarantees and other contracts	22,005	89,676	—	(75.5)%	N/A
Provision for doubtful accounts	9,564	14,632	1,675	(34.6)%	773.6%
Impairment of owned communities	7,641	15,730	2,472	(51.4)%	536.3%
Impairment of goodwill and intangible assets	56,729	—	—	N/A	N/A
Write-off of abandoned development projects	28,430	1,329	902	2039.2%	47.3%
Depreciation and amortization	55,280	48,648	42,981	13.6%	13.2%
Write-off of unamortized contract costs	—	25,359	14,609	(100.0)%	73.6%
Reimbursed contract services	956,047	911,979	911,992	4.8%	0.0%
Total operating expenses	1,947,762	1,724,162	1,476,351	13.0%	16.8%
(Loss) income from operations	(295,212)	(73,081)	34,671	304.0%	(310.8)%
Other non-operating income (expense):					
Interest income	9,894	9,577	6,231	3.3%	53.7%
Interest expense	(6,647)	(6,204)	(11,882	7.1%	(47.8)%
(Loss) gain on investments	—	(5,610)	2,036	(100.0)%	(375.5)%
Other (expense) income	(6,089)	6,706	3,105	(190.8)%	116.0%
Total other non-operating income (expense)	(2,842)	4,469	(510	(163.6)%	(976.3)%
Gain on the sale and development of real estate and equity interests	105,081	51,347	81,723	104.6%	(37.2)%
Sunrise's share of earnings and return on investment in unconsolidated communities	108,947	43,702	13,472	149.3%	224.4%
Gain (loss) from investments accounted for under the profit sharing method	22	(857)	(857	(102.6)%	0.0%
Minority interests	4,470	6,916	6,721	(35.4)%	2.9%
(Loss) income before provision for income taxes	(79,534)	32,496	135,220	(344.8)%	(76.0)%
Benefit from (provision for) income taxes	9,259	(17,212)	(52,156	(153.8)%	(67.0)%
Net (loss) income	$ (70,275)	$ 15,284	$ 83,064	(559.8)%	(81.6)%
Basic net (loss) income per share	$ (1.41)	$ 0.31	$ 2.00	(554.8)%	(84.5)%
Diluted net (loss) income per share	(1.41)	0.30	1.74	(570.0)%	(82.8)%

The following table summarizes our portfolio of operating communities at December 31, 2007, 2006 and 2005:

	As of December 31,			Percent Change	
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Total communities					
Consolidated	63	62	59	1.6%	5.1%
Unconsolidated	198	180	153	10.0%	17.6%
Managed	178	180	186	(1.1)%	(3.2)%
Total	439	422	398	4.0%	6.0%
Resident capacity	53,917	52,170	50,673	3.3%	3.0%

In 2007, we continued to capitalize on our brand and management services experience by entering into new management and professional services contracts internationally and domestically. The number of communities managed for unconsolidated ventures and third-party owners increased from 360 at December 31, 2006 to 376 at December 31, 2007, or 4%. In 2007, we increased the number of consolidated communities from 62 to 63.

The number of communities managed for unconsolidated ventures and third-party owners increased from 339 in 2005 to 360 in 2006, or 6%. In 2006, we increased the number of consolidated communities from 59 to 62 due to the acquisition of three CCRCs, the opening of one community that was later sold to a venture, the disposition of two acquired communities and the acquisition of our non-operating community in New Orleans, Louisiana, that was damaged during Hurricane Katrina, which was previously owned by an unconsolidated venture. Additionally, 24 management contracts were terminated. In September 2006, we acquired Trinity as the first step in our strategy to offer hospice services to our residents and their families.

We had a net loss of $(70.3) million in 2007, or $(1.41) per share (diluted). Net income was $15.3 million in 2006, or $0.30 per share (diluted) and $83.1 million, or $1.74 per share (diluted) in 2005. Large and unusual items included in net (loss)/income for the three years included the following:

(In millions)	2007	2006	2005
Buyout of Five Star management contracts	$ —	$ 135	$ 83
Write-off of intangible assets associated with buyout of Five-Star management contracts	—	(25)	(15)
Loss on guarantees related to our Germany venture	(16)	(50)	—
Loss on guarantees related to The Fountains venture	—	(22)	—
Impairment of Trinity goodwill and intangible assets	(57)	—	—
Accounting Restatement, Special Independent Committee inquiry, SEC investigation and pending stockholder litigation	(52)	(3)	—
Loss on guarantees related to the condominium project	(6)	(17)	—
Write-off of other condominium projects	(21)	—	—
Write-down of Aston Gardens and other equity investments	(25)	—	—
Net impact on (loss) income from operations	(177)	18	68
Real estate gains from prior years recognized in the current period	85	35	81
Venture recapitalizations	57	48	17
Net impact on (loss) income before benefit from (provision for) income taxes	$ (35)	$ 101	$ 166

Operating Revenue

Management fees

2007 Compared to 2006

Management fees revenue was $127.8 million in 2007 compared to $117.2 million in 2006, an increase of $10.6 million, or 9.0%. This increase was primarily comprised of:

- $7.2 million from fees associated with existing North American communities primarily due to increases in rates;

- $3.1 million of incremental revenues from existing international communities;
- $3.8 million of incremental revenues from 31 new communities managed in 2007 for unconsolidated ventures and third parties;
- $5.1 million in incremental incentive management fees; and
- $6.6 million decrease due to contract terminations.

2006 Compared to 2005

Management fees revenue was $117.2 million in 2006 compared to $104.8 million in 2005, an increase of $12.4 million, or 11.8%. This increase was primarily comprised of:

- $6.9 million of incremental revenues in 2006 from 31 management contracts obtained in 2005 from the Greystone and The Fountains acquisitions that were included for a full year in 2006;
- $7.7 million from increased fees associated with existing communities due to increases in rates and occupancy;
- $4.8 million of incremental revenues from 36 new communities managed in 2006 for unconsolidated ventures and third parties that were included for a full year in 2006;
- $5.1 million of incremental revenues from international communities;
- $2.3 million decrease in guarantee amortization due to the expirations of guarantees in 2006; and
- $9.7 million decrease due to contract terminations in 2005.

Buyout fees

In 2007, two management contracts were bought out for a fee of $1.6 million. In 2006, Five Star Quality Care, Inc. ("Five Star") bought out 18 contracts for a total buyout fee of $134.7 million. In 2005, Five Star bought out 12 contracts for a total buyout fee of $83.0 million.

Professional fees from development, marketing and other

Professional fees from development, marketing and other were as follows:

(In millions)	2007	2006	2005
North America	$ 8.2	$ 4.5	$ 2.9
International	18.9	12.5	14.8
Greystone	11.8	11.6	7.2
	$ 38.9	$ 28.6	$ 24.9

2007 Compared to 2006

Professional fees from development, marketing and other revenue was $38.9 million in 2007 compared to $28.6 million in 2006, an increase of $10.3 million, or 36.1% due primarily to the following:

- $5.2 million in fees paid to us by our ventures or venture partners as compensation for either brokering the sale of venture assets or the sale of the majority partner's equity interest in a venture;
- $3.2 million in North American and international development fees from 23 communities under development in 2007 compared to 17 communities under development in 2006; and

- $2.6 million of fees generated by a Greystone seed capital venture. These fees are earned when the initial development services are successful and permanent financing for the project is obtained.

2006 Compared to 2005

Professional fees from development, marketing and other revenue was $28.6 million in 2006 compared to $24.9 million in 2005, an increase of $3.7 million, or 14.6% primarily due to $2.8 million of fees paid to us by our ventures or venture partners as compensation for either brokering the sale of venture assets or the sale of the majority partner's equity interest in a venture.

Resident fees for consolidated communities

2007 Compared to 2006

Resident fees for consolidated communities were $402.4 million in 2007 compared to $381.7 million in 2006, an increase of $20.7 million, or 5.4%. This increase was primarily comprised of:

- $17.3 million from existing communities due to an increase in the average daily rate and fees for other services; and

- $3.4 million from the acquisition of one community.

2006 Compared to 2005

Resident fees for consolidated communities were $381.7 million in 2006 compared to $341.6 million in 2005, an increase of $40.1 million, or 11.7%. This increase was primarily comprised of:

- $37.6 million from existing consolidated communities of which $34.2 million is due to increases in rate and $4.3 million is due to increases in occupancy;

- $4.1 million from the acquisition of three consolidated communities; and

- $1.3 million decrease from the disposition of two consolidated communities in 2006.

Hospice and other ancillary services

In the UK and Germany, our wholly-owned subsidiaries provide resident care services to residents of communities owned by joint ventures. Revenues were $13.6 million, $4.8 million and $0.6 million in 2007, 2006 and 2005, respectively. In 2007, there was an average of 12 care companies operating the first half of the year and an average of 16 care companies operating the second half of the year. In 2006, there was an average of eight care companies operating during the year and in 2005 there were three care companies operating during the year.

North American operations include revenues for hospice care from our Trinity acquisition; private duty home health services provided by our At Home venture, and providing resident care services to residents of communities owned by joint ventures or third party owners managed by Sunrise. We provide care services in states we operate in where the care services providers are licensed separately from the room and board provider. Revenues were $112.2 million, $72.1 million and $44.0 million in 2007, 2006 and 2005, respectively. In 2007, the $40.1 million increase was primarily driven by the full year of operation for Trinity, partially offset by the June 2007 disposition of Sunrise At Home. In 2006, the $28.1 million increase was primarily due to Trinity acquired in September 2006 and the full year results of resident care revenues from care providers acquired with the Fountains acquisition in 2005. The majority of hospice services are paid for through Medicare, with payments subject to specific limitations.

Reimbursed contract services

Reimbursed contract services were $956.0 million in 2007 and $912.0 million in both 2006 and 2005. The increase of 4.8% in 2007 was due primarily to a 4.4% increase in the number of communities managed, from 360 to 376. There was no change in 2006 to 2005 primarily due to the fact that, while the number of managed communities declined due to the Five Star contract buyouts; this decline was offset by acquisitions and new community openings.

Operating Expenses

Development and venture expense

2007 Compared to 2006

Development and venture expense was $79.2 million in 2007 as compared to $69.1 million in 2006. The increase in development and venture expense of $10.1 million, or 14.5%, was primarily comprised of $8.9 million in salaries and benefits due primarily to an increase in the number of communities under development from 39 at December 31, 2006 to 44 at December 31, 2007 and an increase in the number of employees in the North American development organization, from 162 at December 31, 2006 to 221 at December 31, 2007.

2006 Compared to 2005

Development and venture expense was $69.1 million in 2006 as compared to $41.1 million in 2005. The increase in development and venture expense of $28.1 million, or 68.4%, was primarily comprised of:

- $13.0 million from activity of Greystone that was included for a full year in 2006;
- $10.0 million from North American development. There were 29 North American communities under development in 2006 compared to 28 in 2005; and
- $3.0 million from European development. The increase was primarily due to continuing development in the United Kingdom and the weakening of the U.S. dollar against the British pound and Euro from 2005 to 2006.

Community expense for consolidated communities

2007 Compared to 2006

Community expense for consolidated communities was $290.2 million in 2007 as compared to $276.8 million in 2006. The increase in community and ancillary expense of $13.4 million, or 4.8%, was primarily comprised of:

- $11.4 million increase from existing communities resulting primarily from increased labor costs; and
- $2.0 million increase from the acquisition of one community.

2006 Compared to 2005

Community expense for consolidated communities was $276.8 million in 2006 as compared to $251.1 million in 2005. The increase in community and ancillary expense of $25.7 million, or 10.3%, was primarily comprised of:

- $22.8 million from existing communities resulting primarily from increased labor costs;
- $4.0 million from the acquisition of three communities;
- $1.0 million decrease from the closing of two communities in 2005.

Hospice and other ancillary services

In the UK and Germany, our wholly-owned subsidiaries provide resident care services to residents of communities owned by joint ventures. Expenses (primarily labor and related costs) were $15.3 million, $6.0 million and $1.1 million in 2007, 2006 and 2005, respectively. In 2007, there was an average of 12 care companies operating the first half of the year and an average of 16 care companies operating the second half of the year. In 2006, there was an average of eight care companies operating during the year and in 2005 there were three care companies operating during the year.

North American costs include labor, variable patient costs, and administrative costs to provide these services for hospice, private duty home health services and assistance with activities of daily living. Expenses were $119.3 million, $68.8 million and $44.0 million in 2007, 2006 and 2005, respectively. The increase in 2007 was driven by the full year results of Trinity and higher care services costs due to increased volume, partially offset by the reduction in Sunrise At Home due to the disposition. The increase in costs in 2006 was driven by the Trinity acquisition in September and higher care service costs due to increased volume.

Community lease expense

2007 Compared to 2006

Community lease expense was $69.0 million in 2007 as compared to $62.0 million in 2006. The increase in community lease expense of $7.0 million, or 11.3%, was primarily a result of new international communities and increases in contingent rent. Contingent rent was $8.2 million in 2007 as compared to $6.5 million in 2006.

2006 Compared to 2005

Community lease expense was $62.0 million in 2006 as compared to $57.9 million in 2005. The increase in community lease expense of $4.1 million, or 7.0%, was primarily a result of increases in contingent rent. Contingent rent was $6.5 million in 2006 as compared to $4.8 million in 2005.

General and administrative

2007 Compared to 2006

General and administrative expense was $187.3 million in 2007 as compared to $131.5 million in 2006. The increase in general and administrative expense of $55.8 million, or 42.5%, was primarily comprised of:

- $29.2 million increase in bonus expense primarily relating to gains at one of our ventures. During 2007, our first UK venture in which we have a 20% equity interest sold seven communities to a venture in which we have a 10% interest. Primarily as a result of the gains on these asset sales recorded in the ventures, we recorded equity in earnings in 2007 of approximately $75.5 million. When our UK and Germany ventures were formed, we established a bonus pool in respect to each venture for the benefit of employees and others responsible for the success of these ventures. At that time, we agreed with our partner that after certain return thresholds were met, we would each reduce our percentage interests in venture distributions with such excess to be used to fund these bonus pools. During 2007, we recorded bonus expense of $27.8 million in respect of the bonus pool relating to the UK venture. These bonus amounts are funded from capital events and the cash is retained by us in restricted cash accounts. As of December 31, 2007, approximately $18.0 million of this amount was included in restricted cash. Under this bonus arrangement, no bonuses are payable until we receive distributions at least equal to certain capital contributions and loans made by us to the UK and Germany ventures. We currently expect this bonus distribution limitation will be satisfied in late 2008, at which time bonus payments would become payable. See "Business — Significant 2007 Developments — Ventures".

- $8.9 million increase in legal expense related to the Trinity OIG investigation, our exploration of strategic alternatives and the settlement of litigation;

- $2.6 million increase related to costs associated with potential acquisitions that we decided not to pursue;
- $9.0 million increase related to the implementation of outsourcing of our payroll processing function to ADP; and
- $5.7 million increase in salaries, employee benefits and travel costs as the result of additional employees to support 17 additional communities in 2007.

2006 Compared to 2005

General and administrative expense was $131.5 million in 2006 as compared to $106.6 million in 2005. The increase in general and administrative expense of $24.9 million, or 23.3%, was primarily comprised of:

- $9.0 million in salaries, employee benefits, travel and related costs associated with additional employees to support the increased number of communities we manage;
- $5.0 million loss for possible damages related to the Trinity OIG investigation and *qui tam* action;
- $5.1 million of expense to support new communities in Canada, the UK and Germany; and
- $1.8 million in transition costs for the terminated Five Star contracts.

Accounting Restatement, Special Independent Committee Inquiry, SEC investigation and pending stockholder litigation

During 2007, we incurred legal and accounting fees of approximately $51.7 million related to the Accounting Review, the Special Independent Committee inquiry, the SEC investigation and responding to various shareholder actions compared to approximately $2.6 million in 2006.

Loss on financial guarantees and other contracts

Loss on financial guarantees and other contracts was $22.0 million in 2007. We recorded an additional $16.0 million loss related to operating deficit shortfalls in Germany discussed below due to changes in expected cash flows due to slower than projected lease up and an additional $6.0 million loss related to construction cost overrun guarantees on a condominium project discussed below.

Loss on financial guarantees and other contracts in 2006 includes a $50.0 million loss related to funding of operating deficit shortfalls in Germany and $22.4 million related to income support guarantees. Also in 2006, we recorded a $17.2 million loss related to construction cost overrun guarantees on a condominium project. There were no losses on financial guarantees in 2005. See "Business — Significant 2007 Developments".

Provision for doubtful accounts

2007 Compared to 2006

Provision for doubtful accounts was $9.6 million in 2007 as compared to $14.6 million in 2006. The decrease of $5.0 million is primarily due to the write-off of $8.0 million of a receivable in 2006 resulting from prior fundings under a guarantee which were deemed to be uncollectible partially offset by 2007 write-offs of operating advances to four ventures.

2006 Compared to 2005

Provision for doubtful accounts was $14.6 million in 2006 as compared to $1.7 million in 2005. The increase of $12.9 million is primarily due to $8.0 million write-off of a receivable in 2006 resulting from prior fundings under a guarantee which were previously deemed to be collectible.

Impairment of owned communities

Impairment losses of owned communities were $7.6 million in 2007, $15.7 million in 2006 and $2.5 million in 2005 related to communities whose carrying amounts are not fully recoverable. These owned communities were primarily small senior living communities acquired between 1996 and 2006.

Impairment of goodwill and intangible assets

Impairment of goodwill and intangible assets was $56.7 million in 2007 related to the write-down of Trinity goodwill and other Trinity intangibles. See "Business — Significant 2007 Developments — Trinity Hospice".

Write-off of abandoned projects

The write-off of abandoned projects was $28.4 million in 2007 and $1.3 million in 2006. The increase primarily relates to the $21.0 million write-off of capitalized development costs for four senior living condominium projects due to adverse economic conditions.

Depreciation and amortization

Depreciation and amortization expense by segment was as follows:

(In thousands)	2007	2006	2005
North America	$ 47,843	$ 44,115	$ 40,791
Greystone	4,068	3,462	1,992
International (including Canada)	886	240	198
Hospice	2,483	831	—
	$ 55,280	$ 48,648	$ 42,981

Depreciation expense was $33.9 million, $27.1 million and $20.4 million in 2007, 2006 and 2005, respectively, excluding depreciation expense related to properties subject to the deposit method, financing method and profit-sharing method of accounting. See note 7 to consolidated financial statements.

2007 Compared to 2006

Depreciation and amortization expense was $55.3 million in 2007 as compared to $48.6 million in 2006. The increase in depreciation and amortization expense of $6.7 million, or 13.6%, was primarily comprised of $5.8 million from fixed assets placed in service and the acceleration of certain asset lives, $4.0 million increase in amortization due to an acceleration of certain management contract lives and $1.3 million from a full year of amortization expense as the result of the Trinity acquisition in 2006. The increases were partially offset by a $4.5 million decrease related to the sales of communities.

2006 Compared to 2005

Depreciation and amortization expense was $48.6 million in 2006 as compared to $43.0 million in 2005. The increase in depreciation and amortization expense of $5.6 million, or 13.2%, was primarily comprised of $6.7 million from fixed assets and software placed in service.

Write-off of unamortized contract costs

Write-off of unamortized contract costs was $25.4 million in 2006 and $14.6 million in 2005. These costs relate to the buyout of Five Star management contracts.

Other Non-operating Income (Expense)

2007 Compared to 2006

Interest income remained consistent between years as average cash balances remained relatively unchanged from 2006 to 2007. Included in interest income is $3.5 million and $2.1 million in 2007 and 2006, respectively, from our insurance captive. Interest income from the insurance captive does not affect our net income but rather reduces premiums paid by our communities, and therefore, is offset by reductions in community expense for consolidated communities and reimbursed contract services. Interest expense increased $0.4 million in 2007 as compared to 2006 due to an increase of $4.1 million related to mortgages and other debt and $0.3 million increase in loan amortization partially offset by an increase of $4.0 million in capitalized interest due to increased development activity. Other income (expense) decreased from income of $6.7 million in 2006 to a loss of $6.1 million in 2007 due primarily to a $1.5 million performance termination cure payment made in 2007 and $1.7 million in foreign exchange losses as a result of the weakening U.S. dollar against the British pound and the Euro in 2007. 2006 had income of $5.0 million related to the settlement of the MSLS acquisition and $1.9 million of income earned from collection of a fully-reserved receivable.

2006 Compared to 2005

Interest income increased $3.3 million in 2006 as compared to 2005. Interest expense decreased $5.7 million in 2006 compared to 2005 as a result of lower outstanding debt resulting from the redemption of our 5.25% convertible subordinated notes in 2006 and decreased borrowings from Sunrise REIT, which was partially offset by increased borrowings under our Bank Credit Facility and higher mortgages and notes payable.

During 2006, we had a $5.6 million loss on investments as compared to a gain on investments of $2.0 million in 2005. In 2006, we wrote down a $5.6 million note receivable due to non-collectability. In 2005, we realized a gain of $2.0 million on the sale of our investment in Sunrise REIT debentures.

Other income increased approximately $3.6 million in 2006 from 2005 primarily as a result of $5.0 million of other income recorded in conjunction with our purchase of MSLS, which was partially offset by foreign exchange losses.

Gain on the Sale and Development of Real Estate and Equity Interests

Gain on the sale and development of real estate and equity interests fluctuates depending on the timing of dispositions of communities and the satisfaction of certain operating contingencies and guarantees. Gains in 2007, 2006 and 2005 are as follows (in millions):

	December 31,		
	2007	2006	2005
Properties accounted for under basis of performance of services	$ 3.6	$ 1.8	$ 0.6
Properties accounted for previously under financing method	32.8	—	—
Properties accounted for previously under deposit method	52.4	35.3	81.3
Land sales	5.7	5.4	(0.2)
Sales of equity interests and other sales	10.6	8.8	—
Total gains on sale	$ 105.1	$ 51.3	$ 81.7

During 2007, 2006 and 2005, we recognized pre-tax gains of approximately $85.2 million, $35.3 million and $81.3 million, respectively, related to previous sales of real estate from 2002 through 2004 where sale accounting was not initially achieved due to guarantees and other forms of continuing involvement. The gain was recognized in the year those guarantees were released.

Sunrise's Share of Earnings and Return on Investment in Unconsolidated Communities

	December 31,		
	2007	2006	2005
(In millions)			
Sunrise's share of earnings (losses) in unconsolidated communities	$ 60.7	$ (12.0)	$ (13.1)
Return on investment in unconsolidated communities	72.7	55.7	26.5
Impairment of equity investments	(24.5)	—	—
	$ 108.9	$ 43.7	$ 13.4

During 2007, our share of earnings in unconsolidated communities increased significantly primarily related to one venture in the UK. During 2007, our UK venture in which we have a 20% equity interest sold seven communities to a different UK venture in which we have a 10% interest. As a result of the gains on these asset sales recorded in the ventures, we recorded earnings in unconsolidated communities of approximately $75.5 million.

Excluding this gain, Sunrise's share of losses in unconsolidated communities, which is primarily the result of pre-opening expenses and operating losses during the initial lease-up period, remained consistent between years.

Sunrise's return on investment in unconsolidated communities primarily represents cash distributions from ventures arising from a refinancing of debt within ventures. We first record all equity distributions, which are not refundable either by agreement or by law, as a reduction of our investment. Next, we record a liability if there is a contractual obligation or implied obligation to support the venture including in our role as general partner. Any remaining distribution is recorded in income.

In 2007, our return on investment in unconsolidated communities was primarily the result of three venture recapitalizations. In one transaction, the majority owner of a venture sold their majority interest to a new third party, the debt was refinanced, and the total cash we received and the gain recognized was $53.0 million. In another transaction, in conjunction with a sale by us of a 15% equity interest which gain is recorded in "Gain on the sale and development of real estate and equity interests" and the sale of the majority equity owner's interest to a new third party, the debt was refinanced, and we received total proceeds of $4.1 million relating to our retained 20% equity interest in the venture, which we recorded as a return on investment in unconsolidated communities.

In 2006, our return on investment in unconsolidated communities was primarily the result of three venture recapitalizations. In one transaction, the majority owner of two ventures sold their majority interests to a new third party, the debt was refinanced, and the total recorded return on investment to us from this combined transaction was approximately $21.6 million. In another transaction, the majority owner of a venture sold its majority interest to a new third party, the debt was refinanced, and the total return on investment to us was $26.1 million.

In 2005, we recorded $22.4 million of return on investment from the recapitalization of four ventures for 18 communities.

In 2007, we wrote-off equity investments in four unconsolidated ventures. The majority of the charge related to our investment in Aston Gardens, a venture which acquired six senior living communities in Florida in September 2006. In 2007 and into 2008, the operating results of the Aston Garden communities suffered due to adverse economic conditions in Florida for independent living communities including a decline in the real estate market. These operating results are insufficient to achieve compliance with the debt covenants for the mortgage debt for the properties. In July 2008, the venture received notice of default from the lender of $170.0 million of debt obtained by the venture at the time of the acquisition in September 2006. Later in July 2008, we received notice from our equity partner alleging a default under our management agreement as a result of receiving the notice from the lender. This debt is non-recourse to us. Based on our assessment, we have determined that our investment is impaired and as a result, we recorded a pre-tax impairment charge of approximately $21.6 million in the fourth quarter of 2007. See "Business — Significant 2007 Developments — Aston Gardens".

Benefit from (Provision for) Income Taxes

Our effective tax rate was (11.6)%, 53.0% and 38.6% in 2007, 2006 and 2005, respectively. The effective rate in 2007 was impacted by the write-off of goodwill related to Trinity for which there was no tax basis and revisions to the valuation allowance for federal tax assets. See note 15 to the consolidated financial statements for detailed reconciliations of the statutory tax rate to the effective tax rate.

Realization of net deferred tax assets of $137.3 million and $124.5 million at December 31, 2007 and 2006, respectively, is primarily dependent on our ability to generate sufficient taxable income in future periods.

Liquidity and Capital Resources

Overview

We had $138.2 million and $82.0 million of unrestricted cash and cash equivalents at December 31, 2007 and 2006, respectively.

To date, we have financed our operations primarily with cash generated from operations and both short-term and long-term borrowings. At June 30, 2008, we had 31 communities under construction in North America and Europe and seven communities which we were developing through our Greystone subsidiary on behalf of third parties. We estimate that it will cost approximately $0.7 billion to complete the 31 communities we had in North America and Europe under construction as of June 30, 2008. 28 of these communities are either in ventures or committed to ventures and it is expected that the remaining three communities will be put into ventures before the end of 2008. Sunrise's remaining equity commitments for these projects as of June 30, 2008 is estimated to be as much as $7.0 million. We estimate that existing construction loan financing commitments and existing credit facilities, together with cash generated from operations, will be sufficient to fund communities under construction as of June 30, 2008.

As of June 30, 2008, we had entered into contracts to purchase or lease 86 additional development sites, for a total contracted purchase price of approximately $410 million. Generally, our land purchase commitments are terminable by Sunrise and a substantial portion of our $18.0 million in land deposits is refundable.

Our previously disclosed development plan for 2008 included a development pipeline of 3,200 to 3,400 units. Based on the current capital market conditions and our focus on our strategic plan, this number will decrease by up to 50 percent with many starts deferred until 2009.

We do not have firm commitments to cover our full 2008 development plan, and no assurance can be made that we will be able to obtain this financing. We do not intend to begin construction on new projects without a capital partner and without committed debt financing. We are regularly in negotiations with lenders and venture partners to secure the financing required to fund development activities.

Additional financing resources will be required to complete the development and construction of these communities and to refinance existing indebtedness. Based on current market conditions related to construction debt financing we may be constrained in our ability to begin construction on all units in our revised 2008 plan and, accordingly, we may be required to defer some projects from 2008 to 2009. We are regularly in negotiations with lenders and venture partners to secure the financing required to fund development activities. We do not have firm commitments to cover our full 2008 development plan, and no assurance can be made that we will be able to obtain this financing. We do not intend to begin construction on new projects without a capital partner and without committed debt financing.

Long-Term Debt and Bank Credit Facility

At December 31, 2007, we had $253.9 million of outstanding debt with a weighted average interest rate of 6.75%. Of the outstanding debt we had $9.1 million of fixed-rate debt with a weighted average interest rate of 7.28% and $244.8 million of variable rate debt with a weighted average interest rate of 6.73%. At December 31, 2007, we had $222.5 million of debt that was classified as a current liability, although only $3.5 million of that debt is due in 2008.

We consider borrowings under the Bank Credit Facility (see below) to be short-term as we intend to repay all borrowings within one year. In addition we are obligated to provide annual audited financial statements and quarterly unaudited financial statements to various financial institutions that have made construction loans or provided permanent financing to entities directly or indirectly owned by us. In all such instances, the construction loans or permanent financing provided by financial institutions is secured by a mortgage or deed of trust on the financed community. The failure to provide our annual audited and quarterly unaudited financial statements in accordance with the obligations of the relevant credit facilities or ancillary documents could be an event of default under such documents, and could allow the financial institutions who have extended credit pursuant to such documents to seek remedies including possible repayment of the loan. $117.6 million of these loans have been classified as current liabilities as of December 31, 2007.

On December 2, 2005, we entered into a $250.0 million secured Bank Credit Facility, which has since been reduced to $160.0 million as described below (the "Bank Credit Facility"), with a syndicate of banks. The Bank Credit Facility replaced our former credit facility. The Bank Credit Facility provides for both cash borrowings and letters of credit. It has an initial term of four years and matures on December 2, 2009 unless extended for an additional one-year period upon satisfaction of certain conditions. The Bank Credit Facility is secured by a pledge of all of the common and preferred stock issued by Sunrise Senior Living Management, Inc., Sunrise Senior Living Investments, Inc., Sunrise Senior Living Services, Inc. and Sunrise Development, Inc., each of which is our wholly-owned subsidiary, (together with us, the "Loan Parties"), and all future cash and non-cash proceeds arising therefrom and accounts and contract rights, general intangibles and notes, notes receivable and similar instruments owned or acquired by the Loan Parties, as well as proceeds (cash and non-cash) and products thereof. Prior to the amendments described below, interest on cash borrowings in non-US dollars accrued at the rate of the Banking Federation of the European Union for the Euro plus 1.70% to 2.25%. Letters of credit fees are equal to 1.50% to 2.00% at the maximum available to be drawn on the letters of credit. We pay commitment fees of 0.25% on the unused balance of the Bank Credit Facility. Borrowings are used for general corporate purposes including investments, acquisitions and the refinancing of existing debt. We had an outstanding balance of $100.0 million in borrowing and $71.8 million of outstanding letters of credit under the Bank Credit Facility at December 31, 2007. The letters of credit issued under the Bank Credit Facility expire within one year of issuance. Our available borrowing capacity on the Bank Credit Facility at December 31, 2007 was $78.3 million. Our available borrowing capacity on the Bank Credit Facility at June 30, 2008 was $58.7 million.

During 2006 and 2007, as a result of the delay in completing our Accounting Review, we entered into several amendments to our Bank Credit Facility extending the time period for furnishing quarterly and audited annual financial information to the lenders. In connection with these amendments, the interest rate applicable to the outstanding balance under the Bank Credit Facility was also increased effective July 1, 2007 from LIBOR plus 2.25% to LIBOR plus 2.50%.

On January 31, February 19, March 13, and July 23, 2008, we entered into further amendments to the Bank Credit Facility. These amendments, among other things:

- modified to August 20, 2008 the delivery date for the unaudited financial statements for the quarter ended March 31, 2008;

- modified to September 10, 2008 the delivery date for the unaudited financial statements for the quarter ending June 30, 2008;

- temporarily (in February 2008) and then permanently (in July 2008) reduced the maximum principal amount available under the Bank Credit Facility to $160.0 million; and

- waived compliance with financial covenants in the Bank Credit Facility for the year ended December 31, 2007 and for the fiscal quarters ended March 31, 2008 and June 30, 2008, and waived compliance with the leverage ratio and fixed charge coverage ratio covenants for the fiscal quarter ending September 30, 2008.

In addition, pursuant to the July 2008 amendment, until such time as we have delivered evidence satisfactory to the administrative agent that we have timely filed our Form 10-K for the fiscal year ending December 31, 2008 and that we are in compliance with all financial covenants in the Bank Credit Facility, including the leverage ratio and fixed charge coverage ratio, for the fiscal year ending December 31, 2008, and provided we are not then otherwise in default under the Bank Credit Facility:

- we must maintain liquidity of not less than $50.0 million, composed of availability under the Bank Credit Facility plus up to not more than $50.0 million in unrestricted cash and cash equivalents (tested as of the end of each calendar month), and any unrestricted cash and cash equivalents in excess of $50.0 million must be used to pay down the outstanding borrowings under the Bank Credit Facility;

- we are generally prohibited from declaring or making directly or indirectly any payment in the form of a stock repurchase or payment of a cash dividend or from incurring any obligation to do so; and

- the borrowing rate in US dollars, which was increased effective as of February 1, 2008, will remain LIBOR plus 2.75% or the Base Rate (the higher of the Federal Funds Rate plus 0.50% and Prime) plus 1.25% (through the end of the then-current interest period).

From and after the July 2008 amendment, we will continue to owe and pay fees on the unused amount available under the Bank Credit Facility on the new outstanding maximum amount of $160.0 million. Prior to the July 2008 amendment, fees on the unused amount were based on a $250.0 million outstanding maximum amount.

On February 20, 2008, Sunrise Senior Living Insurance, Inc., our wholly owned insurance captive directly issued $43.3 million of letters of credit that had been issued under the Bank Credit Facility. As of June 30, 2008, we had outstanding borrowings of $75.0 million, outstanding letters of credit of $26.3 million and borrowing availability of approximately $58.7 million under the Bank Credit Facility. Taking into account the new liquidity covenants included in the July 2008 amendment to the Bank Credit Facility described above, we believe this availability, including unrestricted cash balances of approximately $75.0 million at June 30, 2008, will be sufficient to support our operations over the next twelve months.

Our Bank Credit Facility contains various other financial covenants and other restrictions, including provisions that: (1) require us to meet certain financial tests (for example, our Bank Credit Facility requires that we not exceed certain leverage ratios), maintain certain fixed charge coverage ratios and have a consolidated net worth of at least $450.0 million as adjusted each quarter and to meet other financial ratios and maintain a specified minimum liquidity and use excess cash and cash equivalents to pay down outstanding borrowings; (2) require consent for changes in control; and (3) restrict our ability and our subsidiaries' ability to borrow additional funds, dispose of all or substantially all assets, or engage in mergers or other business combinations in which Sunrise is not the surviving entity, without lender consent.

At December 31, 2007, we were not in compliance with the following financial covenants in the Bank Credit Facility: leverage ratio (the ratio of consolidated EBITDA to total funded indebtedness of 4.25 as defined in the Bank Credit Facility) and fixed charge coverage ratio (the ratio of consolidated EBITDAR to fixed charges of 1.75 as defined in the Bank Credit Facility). Non-compliance was largely due to additional charges related to losses on financial guarantees which were identified during the 2007 audit that was completed in July 2008. Additionally, as these covenants are based on a rolling, four quarter test, we do not expect to be in compliance with these covenants for the first three quarters of 2008. These covenants were waived on July 23, 2008 through the quarter ending September 30, 2008.

In the event that we are unable to furnish the lenders with all of the financial information required to be furnished under the amended Bank Credit Facility by the specified dates and are not in compliance with the financial covenants in the Bank Credit Facility, including the leverage ratio and fixed charge coverage ratio, for the quarter ending December 31, 2008, or fail to comply with the new liquidity covenants included in the July 2008 amendment, the lenders under the Bank Credit Facility could, among other things, agree to a further extension of the delivery dates for the financial information or the covenant compliance requirements, exercise their rights to accelerate the payment of all amounts then outstanding under the Bank Credit Facility and require us to replace or provide cash collateral for the outstanding letters of credit, or pursue further modification with respect to the Bank Credit Facility.

In connection with the March 13, 2008 amendment, the Loan Parties executed and delivered a security agreement to the administrative agent for the benefit of the lenders under the Bank Credit Facility. Pursuant to the security agreement, among other things, the Loan Parties granted to the administrative agent, for the benefit of the lenders, a security interest in all accounts and contract rights general intangibles and notes, notes receivable and similar instruments owned or acquired by the Loan Parties, as well as proceeds (cash and non-cash) and products thereof, as security for the payment of obligations under the Bank Credit Facility arrangements.

We paid the lenders an aggregate fee of approximately $0.9 million and $1.9 million for entering into the amendments during 2007 and 2008, respectively.

Mortgage Financing

On May 7, 2008, 16 of our wholly-owned subsidiaries (the "Borrowers") incurred mortgage indebtedness in the aggregate principal amount of approximately $106.7 million from Capmark Bank ("Lender") as lender and servicer pursuant to 16 separate cross-collateralized, cross-defaulted mortgage loans (collectively, the "mortgage loans"). Shortly after the closing, the Lender assigned the mortgage loans to Fannie Mae. The mortgage loans bear interest at a variable rate equal to the "Discount" (which is the difference between the loan amount and the price at which Fannie Mae is able to sell its three-month rolling discount mortgage backed securities) plus 2.27% per annum, require monthly principal payments based on a 30-year amortization schedule (using an interest rate of 5.92%) and mature on June 1, 2013.

In connection with the mortgage loans, we entered into interest rate protection agreements that provide for payments to us in the event the LIBOR rate exceeds 5.6145%, pursuant to an interest rate cap purchased on May 7, 2008, by each Borrower from SMBC Derivative Products Limited. The LIBOR rate approximates, but is not exactly equal to the "Discount" rate that is used in determining the interest rate on the mortgage loans; consequently, in the event the "Discount" rate exceeds the LIBOR rate, payments under the interest rate cap may not afford the Borrowers complete interest rate protection. The Borrowers purchased the rate cap for an initial period of three years for a cost of $0.3 million (including fees) and have placed in escrow the amount of $0.7 million to purchase additional interest rate caps to cover years four and five of the mortgage loans which amount will be returned to us in the event the mortgage loans are prepaid prior to the end of the third loan year.

Each mortgage loan is secured by a senior housing facility owned by the applicable Borrower (which facility also secures the other 15 mortgage loans as well), as well as the interest rate cap described above. In addition, our management agreement with respect to each of the facilities is subordinate to the mortgage loan encumbering such facility. In connection with the mortgage loans, we received net proceeds of approximately $103.1 million (after payment of lender fees, third party costs, escrows and other amounts), $53.0 million of which was used to pay down amounts outstanding under our Bank Credit Facility. See Note 24 to our Consolidated Financial Statements for additional information.

Guarantees

In conjunction with our development ventures, we have provided project completion guarantees to venture lenders and the venture itself, operating deficit guarantees to the venture lenders whereby after depletion of established reserves we guarantee the payment of the lender's monthly principal and interest during the term of the guarantee and guarantees to the venture to fund operating shortfalls. In conjunction with the sale of certain operating communities to third parties we have guaranteed a set level of net operating income or guaranteed a certain return to the buyer. As these guarantees prevent us from either being able to account for the transaction as a sale or to recognize profit from that sale transaction, the provisions of FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* do not apply to these guarantees.

In conjunction with the formation of new ventures that do not involve the sale of real estate, the acquisition of equity interests in existing ventures, and the acquisition of management contracts, we have provided operating deficit guarantees to venture lenders and/or the venture itself as described above, guarantees of debt repayment to venture lenders in the event that the venture does not perform under the debt agreements, and guarantees of a set level of net operating income to venture partners. The terms of the operating deficit guarantees and debt repayment guarantees match the term of the underlying venture debt and generally range from three to seven years. The terms of the guarantees of a set level of net operating income range from 18 months to seven years. Fundings under the operating deficit guarantees and debt repayment guarantees are generally recoverable either out of future cash flows of the venture or upon proceeds from the sale of communities. Fundings under the guarantees of a set level of net operating income are generally not recoverable.

The maximum potential amount of future fundings for outstanding guarantees subject to the provisions of FIN 45, the carrying amount of the liability for expected future fundings at December 31, 2007, and fundings during 2007 are as follows (in thousands):

Guarantee type	Maximum Potential Amount of Future Fundings	FIN 45 Liability for Future Fundings at December 31, 2007	FAS 5 Liability for Future Fundings at December 31, 2007	Total Liability for Future Fundings at December 31, 2007	Fundings during 2007
Debt repayment	$16,832	$ 785	$ —	$ 785	$ —
Operating deficit	Uncapped	1,371	42,023	43,394	—
Income support	Uncapped	960	16,525	17,485	5,829
Other		—	4,150	4,150	—
Total		$ 3,116	$ 62,698	$ 65,814	$ 5,829

Generally, the financing obtained by our ventures is non-recourse to the venture members, with the exception of the debt repayment guarantees discussed above. However, we have entered into guarantees with the lenders with respect to acts which we believe are in our control, such as fraud, that create exceptions to the non-recourse nature of the debt. If such acts were to occur, the full amount of the venture debt could become recourse to us. The combined amount of venture debt underlying these guarantees is approximately $3.0 billion at December 31, 2007. We have not funded under these guarantees, and do not expect to fund under such guarantees in the future.

Below is a discussion of the significant guarantees that have impacted our income statement, financial position or cash flows or are reasonably expected to impact our profitability, financial position or cash flows in the future.

Senior Living Condominium Developments

We began to develop senior living condominium projects in 2004. In 2006, we sold a majority interest in one condominium and assisted living venture to third parties. In conjunction with the development agreement for this project, we agreed to be responsible for actual project costs in excess of budgeted project costs of more than $10.0 million (subject to certain limited exceptions). Project overruns to be paid by us are projected to be approximately $48.0 million. Of this amount, $10.0 million is recoverable as a loan from the venture. $14.7 million relates to proceeds from the sale of real estate, development fees and pre-opening fees. During 2006, we recorded a loss of approximately $17.2 million due to this commitment. During 2007, we recorded an additional loss of approximately $6.0 million due to increases in the budgeted projected costs. Through June 30, 2008, we have paid approximately $47.0 million in cost overruns. See "Business — Significant 2007 Developments — Senior Living Condominium Developments".

The Fountains

In the third quarter of 2005, we acquired a 20% interest in a venture and entered into management agreements for the 16 communities owned by the venture. In conjunction with this transaction, we guaranteed to fund shortfalls between actual net operating income and a specified level of net operating income up to $7.0 million per year through July 2010. We paid $12.0 million to the venture to enter into the management agreements, which was recorded as an intangible asset and is being amortized over the life of the management agreements. The $12.0 million was placed into a reserve account, and the first $12.0 million of shortfalls were to be funded from this reserve account. In late 2006 and 2007, we determined that shortfalls will exceed the amount held in the reserve account. As a result, we recorded a pre-tax charge of $22.4 million in the fourth quarter of 2006. We are continuing to receive management fees, which we estimate to be approximately $9.0 million in 2008, with respect to these communities. See "Business — Significant 2007 Developments — The Fountains".

Germany Venture

At December 31, 2007 and June 30, 2008, we provided pre-opening and management services to eight and nine communities, respectively, in Germany. In connection with the development of these communities, we provided operating deficit guarantees to cover cash shortfalls until the communities reach stabilization. These communities have not performed as well as originally expected. In 2006, we recorded a pre-tax charge of $50.0 million as we did not expect full repayment of the loans from the funding. In 2007, we recorded an additional $16.0 million pre-tax charge based on changes in expected future cash flows. Our estimates underlying the pre-tax charge include certain assumptions as to lease-up of the communities. To the extent that such lease-up is slower than our projections, we could incur significant additional pre-tax charges in subsequent periods as we would be required to fund additional amounts under the operating deficit guarantees. Through June 30, 2008, we have funded $37.0 million under these guarantees and other loans. We expect to fund an additional $62.0 million through 2012, the date at which we estimate no further funding will be required. See "Business — Significant 2007 Developments — Germany Venture."

Other Guarantees

We guarantee the $25.0 million senior component of public project finance bonds issued by the Camden County Investment Authority. The proceeds of the bond issuance were used to acquire and renovate a CCRC located in New Jersey for which we manage the community pursuant to a management agreement. This venture is consolidated as a VIE. See Note 8 to our Consolidated Financial Statements. As indicated in Note 8, we provide operating deficit guarantees for non-consolidated VIEs.

Contractual Obligations

Our current contractual obligations include long-term debt, operating leases for our corporate and regional offices, operating leases for our communities, and building and land lease commitments. In addition, we have commitments to fund ventures in which we are a partner. See Note 18 to our Consolidated Financial Statements for a discussion of our commitments.

Principal maturities of long-term debt, equity investments in unconsolidated entities and future minimum lease payments at December 31, 2007 are as follows (in thousands):

	Payments due by period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**More Than 5 Years**
Long-term debt	$ 153,888	$ 122,541	$ 3,203	$ 2,474	$ 25,670
Bank Credit Facility	100,000	100,000	—	—	—
Equity investments in unconsolidated entities	61,123	22,105	38,792	226	—
Operating leases	727,773	68,532	143,997	138,272	376,972
Total	$ 1,042,784	$ 313,178	$ 185,992	$ 140,972	$ 402,642

At December 31, 2007, we had entered into contracts to purchase 101 development sites, for a total contracted purchase price of approximately $400.0 million, and had also entered into contracts to lease six development sites for lease periods ranging from five to 80 years. Generally, our land purchase commitments are terminable if we are unable to obtain zoning approval. At June 30, 2008, there were $18.0 million in deposits related to 86 land purchases with a total contracted purchase price of approximately $410.0 million.

We consider borrowings under the Bank Credit Facility to be short-term as we intend to repay all borrowings within one year. In addition, we are obligated to provide annual audited financial statements and quarterly unaudited financial statements to various financial institutions that have made construction loans or provided permanent financing (a) to subsidiaries directly or indirectly owned by us that own our consolidated portfolio of senior living communities and (b) to venture entities that own senior living communities managed by us and in which we hold a minority equity interest, pursuant to the terms of the credit facilities with respect to the loans to such entities or pursuant to documents ancillary to such credit facilities (e.g., operating deficit guarantees, etc.). In some cases, we are also subject to financial covenants that are the same as the leverage ratio and fixed charge coverage ratio covenants in our Bank Credit Facility. In all such instances, the construction loans or permanent financing provided by financial institutions is secured by a mortgage or deed of trust on the financed community. The failure to provide quarterly unaudited financial statements or to comply with financial covenants in accordance with the obligations of the relevant credit facilities or ancillary documents could be an event of default under such documents, and could allow the financial institutions who have extended credit pursuant to such documents to seek the remedies provided for in such documents. In the instances in which we have guaranteed the repayment of the principal amount of the credit extended by these financial institutions, we could be required to repay the loan. All of these loans ($117.6 million) have been classified as current liabilities as of December 31, 2007.

Cash Flows

Our primary sources of cash from operating activities are from management fees, professional fees, from monthly fees and other billings from services provided to residents of our consolidated communities and distributions of operating earnings from unconsolidated ventures. The primary uses of cash for our ongoing operations include the payment of community operating and ancillary expenses for our consolidated and managed communities. Changes in operating assets and liabilities such as accounts receivable, prepaids and other current assets, and accounts payable and accrued expenses will fluctuate based on the timing of payment to vendors. Reimbursement for these costs from our managed communities will vary as some costs are pre-funded, such as payroll, while others are reimbursed after they are incurred. Therefore, there will not always be a correlation between increases and decreases of accounts payable and receivables for our managed communities.

In 2007, 2006 and 2005, we billed and collected $28.2 million, $21.6 million and $14.4 million, respectively, of Greystone development fees, of which $26.4 million, $15.1 million and $13.0 million, respectively, was deferred and will be recognized when the contract is completed. Included in the $74.4 million of deferred gains on the sale of real estate and deferred revenues at December 31, 2007 is $54.5 million related to Greystone and $19.9 million of cash received related to our real estate transactions for Sunrise development properties that are accounted for in accordance with SFAS No. 66, *Accounting for Sales of Real Estate.*

Net cash provided by operating activities was $128.5 million and $117.5 million in 2007 and 2006, respectively. In 2007, cash flows provided by operations was primarily due to distributions from equity method investments from venture recapitalizations which offset the loss from operations. In 2006, cash flows provided by operations was positively influenced by a significant increase in self-insurance liabilities, which were offset by a significant increase in due from unconsolidated communities. We have placed emphasis on improved management of amounts due from unconsolidated communities and expect to see reductions in this working capital item in future periods.

Net cash provided by operating activities was $117.5 million and $190.0 million in 2006 and 2005, respectively. In 2006, cash flows provided by operations was positively influenced by a significant increase in self-insurance liabilities, which were offset by a significant increase in due from unconsolidated communities. We have placed emphasis on improved management of amounts due from unconsolidated communities and expect to see reductions in this working capital item in future periods. In 2005, cash flows provided by operations were significantly influenced by an increase in accounts payable and accrued expenses.

Net cash used in investing activities was $248.5 million and $258.9 million in 2007 and 2006, respectively. In 2007, we increased our capital expenditures to $245.5 million, primarily related to spending on the development of senior living communities. This use of cash was partially offset by $60.4 million of proceeds from sales of communities to ventures. We also made $29.3 million of contributions to ventures that are developing senior living communities. Finally we acquired one community, Connecticut Ave., for $50.0 million. In 2006, we acquired Trinity, a 25% interest in Aston Gardens and the Raiser portfolio. We made significant contributions to ventures that were building unconsolidated senior living communities and made significant investments in consolidated communities while receiving distributions from unconsolidated communities of $72.6 million.

Net cash used in investing activities was $258.9 million and $168.5 million in 2006 and 2005, respectively. In 2006, we acquired Trinity, a 25% interest in Aston Gardens and the Raiser portfolio. We made significant contributions to ventures that were building unconsolidated senior living communities and made significant investments in consolidated communities while receiving distributions from unconsolidated communities of

$72.6 million. In 2005, we acquired Greystone and The Fountains using cash of $46.5 million and $29.0 million, respectively, acquired property for $134.3 million and contributed $64.1 million to unconsolidated senior living communities. These uses of cash in 2005 were partially offset by $56.2 million from the disposition of property and $9.3 million of distributions received from unconsolidated senior living communities.

Net cash provided by financing activities was $176.3 million and $78.3 million in 2007 and 2006, respectively. Activities included additional borrowings in 2007 and 2006 of $243.6 million and $154.1 million, respectively, offset by debt repayments in 2007 and 2006 of $66.1 million and $90.8 million, respectively. The additional borrowings under our Bank Credit Facility were used to fund our operations and continued development of senior living communities.

Net cash provided by financing activities was $78.3 million and $34.0 million in 2006 and 2005, respectively. Activities included additional borrowings of $154.1 million and $149.5 million, offset by debt repayments of $90.8 million and $137.3 million in 2006 and 2005, respectively. The additional borrowings under our Bank Credit Facility were used to fund our continued development of senior living communities and refinance existing debt. We repurchased approximately $8.7 million of our common stock and received proceeds of $29.1 million from the exercise of stock options in 2005.

Stock Repurchase Programs

In July 2002, our Board of Directors authorized the repurchase of outstanding shares of our common stock up to an aggregate purchase price of $50.0 million over the subsequent 12 months. In May 2003, our Board of Directors expanded the repurchase program to an aggregate purchase price of $150.0 million to repurchase outstanding shares of common stock and/or our outstanding 5.25% convertible subordinated notes due 2009. In March 2004, our Board of Directors authorized the additional repurchase of outstanding shares of our common stock and/or our outstanding convertible subordinated notes up to an aggregate purchase price of $50.0 million. At December 31, 2005, each of these preceding authorizations had expired to the extent not utilized. In November 2005, our Board of Directors approved a new repurchase plan that provided for the repurchase of up to $50.0 million of our common stock and/or the outstanding convertible subordinated notes. This plan extended through December 31, 2007 and was not renewed. There were no share repurchases in 2007 or 2006. In 2005, 347,980 shares were repurchased at an average price of $25.03.

Market Risk

We are exposed to market risk from changes in interest rates primarily through variable rate debt. The fair market value estimates for debt securities are based on discounting future cash flows utilizing current rates offered to us for debt of the same type and remaining maturity. The following table details by category the principal amount, the average interest rate and the estimated fair market value of our debt (in thousands):

Maturity Date Through December 31,	Fixed Rate Debt	Variable Rate Debt
2008	$ 4,074	$ 218,467
2009	1,147	880
2010	159	1,015
2011	171	1,040
2012	183	1,080
Thereafter	3,347	22,325
Total Carrying Value	$ 9,081	$ 244,807
Average Interest Rate	7.3%	6.7%
Estimated Fair Market Value	$ 9,207	$ 244,807

Notes receivable as of December 31, 2007 consist of the following two notes (dollars in thousands):

	Interest Rate	2007
Note V with international venture	4.37%	$ 592
Promissory Note XIV	Euribor + 4.25%	8,837
		$ 9,429
Estimated fair market value		$ 9,336

Note V is fixed rate instruments and Promissory Note XIV is a floating rate instrument.

In addition, we also are exposed to currency risk. At December 31, 2007, we had net U.S. dollar equivalent assets/(liabilities) of $9.9 million, $34.4 million and $(70.3) million in Canadian dollars, British pounds and Euros, respectively.

Critical Accounting Estimates

We consider an accounting estimate to be critical if: 1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and 2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates than we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Impairment of Goodwill, Intangible Assets, Long-Lived Assets and Investments in Ventures

Nature of Estimates Required — Goodwill. Goodwill is not amortized, but is subject to periodic assessments of impairment. We test goodwill for impairment annually during the fourth quarter, or when changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value of goodwill (based on a purchase price allocation methodology) with its carrying value. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Restoration of a previously-recognized goodwill impairment loss is not allowed.

Nature of Estimates Required — Intangibles and Long-Lived Assets. Intangibles and long-lived asset groups are tested for recoverability when changes in circumstances indicate the carrying value may not be recoverable. Events that trigger a test for recoverability include material adverse changes in the projected revenues and expenses, significant underperformance relative to historical or projected future operating results, and significant negative industry or economic trends. A test for recoverability also is performed when management has committed to a plan to sell or otherwise dispose of an asset group and the plan is expected to be completed within a year. Recoverability of an asset group is evaluated by comparing its carrying value to the future net undiscounted cash flows expected to be generated by the asset group. If the comparison indicates that the carrying value of an asset group is not recoverable, an impairment loss is recognized. The impairment loss is measured by the amount by which the carrying amount of the asset group exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life. Restoration of a previously-recognized long-lived asset impairment loss is not allowed.

Assumptions and Approach Used. We estimate the fair value of a reporting unit, intangible asset, or asset group based on market prices (i.e., the amount for which the reporting unit, intangible asset or asset group could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value using the income approach and/or the market approach. The income approach uses cash flow projections. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth rates, cost of capital, and tax rates. We also make certain assumptions about future economic conditions, interest rates, and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods.

Changes in assumptions or estimates could materially affect the determination of fair value of a reporting unit, intangible asset or asset group and therefore could affect the amount of potential impairment of the asset. The following key assumptions to our income approach include:

- *Business Projections* — We make assumptions regarding the levels of revenue from communities and services. We also make assumptions about our cost levels (e.g., capacity utilization, labor costs, etc.). Finally, we make assumptions about the amount of cash flows that we will receive upon a future sale of the communities using estimated cap rates. These assumptions are key inputs for developing our cash flow projections. These projections are derived using our internal business plans and budgets;

- *Growth Rate* — A growth rate is used to calculate the terminal value of the business, and is added to budgeted earnings before interest, taxes, depreciation and amortization. The growth rate is the expected rate at which earnings are projected to grow beyond the planning period;

- *Economic Projections* — Assumptions regarding general economic conditions are included in and affect our assumptions regarding pricing estimates for our communities and services. These macro-economic assumptions include, but are not limited to, industry projections, inflation, interest rates, price of labor, and foreign currency exchange rates; and

- *Discount Rates* — When measuring a possible impairment, future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.

The market approach is one of the other primary methods used for estimating fair value of a reporting unit, asset, or asset group. This assumption relies on the market value (market capitalization) of companies that are engaged in the same or similar line of business.

As a result of our current projections regarding the daily census and projected revenue for Trinity, we recorded an expense of $56.7 million related to the impairment of Trinity goodwill and intangible assets in 2007. See "Business — Significant 2007 Developments — Trinity Hospice".

In addition, in 2007, 2006, and 2005, we recorded impairment expense of $7.6 million, $15.7 million, and $2.5 million related to two, four, and one communities, respectively, and in 2007, we wrote-off $35.7 million of investments in ventures.

Nature of Estimates Required — Investments in Ventures. We hold a minority equity interest in ventures established to develop or acquire and own senior living communities. Those ventures are generally limited liability companies or limited partnerships. The equity interest in these ventures generally ranges from 10% to 50%.

Our investments in ventures accounted for using the equity and cost methods of accounting are impaired when it is determined that there is "other than a temporary" decline in the fair value as compared to the carrying value of the venture or for equity method investments when individual long-lived assets inside the venture meet the criteria specified above. A commitment to a plan to sell some or all of the assets in a venture would cause a recoverability evaluation for the individual long-lived assets in the venture and possibly the venture itself. Our evaluation of the investment in the venture would be triggered when circumstances indicate that the carrying value may not be recoverable due to loan compliance causes, significant under performance relative to historical or projected future operating performance and significant industry or economic trends.

Assumptions and Approach Used. The assumptions and approach for the evaluation of the individual long-lived assets inside the venture are described above. Our approach for evaluation of an investment in a venture would be based on market prices, when available, or an estimate of the fair value using the market approach. The assumptions and risks related are identical to the disclosure for goodwill, intangible assets and long-lived assets described above.

Loss Reserves for Self-Insured Programs

Nature of Estimates Required. We utilize large deductible blanket insurance programs in order to contain costs for certain lines of insurance risks including workers' compensation and employers' liability risks, automobile liability risk, employment practices liability risk and general and professional liability risks ("Self-Insured Risks"). The design and purpose of a large deductible insurance program is to reduce the overall premium and claims costs by internally financing lower cost claims that are more predictable from year to year, while buying insurance only for higher-cost, less predictable claims.

We have self-insured a portion of the Self-Insured Risks through a wholly owned captive insurance subsidiary, Sunrise Senior Living Insurance, Inc. ("SSLII"). SSLII issues policies of insurance to and receives premiums from Sunrise Senior Living, Inc. that are reimbursed through expense allocation to each operated community and us. SSLII pays the costs for each claim above a deductible up to a per claim limit. Third-party insurers are responsible for claim costs above this limit. These third-party insurers carry an A.M. Best rating of A-/VII or better.

We also offer our employees an option to participate in self-insured health and dental plans. The cost of our employee health and dental benefits, net of employee contributions, is shared by us and the communities based on the respective number of participants working directly either at our corporate headquarters or at the communities. Funds collected are used to pay the actual program costs which include estimated annual claims, third-party administrative fees, network provider fees, communication costs, and other related administrative costs incurred by us. We have aggregate protection which caps the potential liability for both individual and total claims during a plan year. Claims are paid as they are submitted to the plan administrator.

Assumptions and Approach Used for Self-Insured Risks. We record outstanding losses and expenses for the Self-Insured Risks and for our health and dental plans based on the recommendations of an independent actuary and management's judgment. We believe that the allowance for outstanding losses and expenses is appropriate to cover the ultimate cost of losses incurred at December 31, 2007, but the allowance may ultimately be settled for a greater or lesser amount. Any subsequent changes in estimates are recorded in the period in which they are determined. While a single value is recorded on Sunrise's balance sheet, loss reserves are based on estimates of future contingent events and as such contain inherent uncertainty. A quantification of this uncertainty would reflect a range of reasonable favorable and unfavorable scenarios. Sunrise's annual estimated cost for Self-Insured Risks is determined using management judgment including actuarial analyses at various confidence levels. The confidence level is the likelihood that the recorded expense will exceed the ultimate incurred cost.

Sensitivity Analysis for Self-Insured Risks. The recorded liability for Self-Insured Risks was approximately $142.2 million at December 31, 2007. This liability would be approximately $130.1 million if it were based on the "expected value" assuming a 50% confidence level.

We share any revisions to prior estimates with the communities participating in the insurance programs based on their proportionate share of any changes in estimates. Accordingly, the impact of changes in estimates on Sunrise's income from operations would be much less sensitive than the difference above.

Assumptions and Approach Used for Health and Dental Plans. For our self-insured health and dental plans, we record a liability for outstanding claims and claims that have been incurred but not yet reported. This liability is based on the historical claim reporting lag and payment trends of health insurance claims and is based on the recommendations of an independent actuary. The variability in the liability for unpaid claims including incurred but not yet reported claims is much less significant than the self-insured risks discussed above because the claims are more predictable as they generally are known within 90 days and the high and the low end of the range of estimated cost of individual claims is much closer than the workers' compensation and employers' liability risks, automobile liability risk, employment practices liability risk and general and professional liability risks discussed above.

Sensitivity Analysis for Self-Insured Health and Dental Plan Costs. The liability for self-insured incurred but not yet reported claims for the self-insured health and dental plan is included in "Accrued expenses" in the consolidated balance sheets and was $9.9 million and $9.7 million at December 31, 2007 and 2006, respectively. We believe that the liability for outstanding losses and expenses is appropriate to cover the ultimate cost of losses incurred at December 31, 2007, but actual claims may differ. The difference between the recorded liability for self-insured incurred but not yet reported claims for the health and dental plan is $0.5 million higher than the expected value (the liability computed using a 50% confidence level). We record any subsequent changes in estimates in the period in which they are determined and will share with the communities participating in the insurance programs based on their proportionate share of any changes in estimates.

Variable Interest Entities

Nature of Estimates Required. We hold a minority equity interest in ventures established to develop or acquire and own senior living communities. Those ventures are generally limited liability companies or limited partnerships. Our equity interest in these ventures generally ranges from 10% to 50%.

We review all of our ventures to determine if they are variable interest entities ("VIEs"). If a venture meets the requirements and is a VIE, we must then determine if we are the primary beneficiary of the VIE. Estimates are required for the computation and probability of estimated cash flows, expected losses and expected residual returns of the VIE to determine if we are the primary beneficiary of the VIE and therefore required to consolidate the venture.

Assumptions. In determining whether we are the primary beneficiary of a VIE, we must make assumptions regarding cash flows of the entity, expected loss levels and expected residual return levels. The probability of various cash flow possibilities is determined from business plans, budgets and entity history if available. These cash flows are discounted at the risk-free interest rate. Computations are then made based on the estimated cash flows of the expected losses and residual returns to determine if the entity is a variable interest entity, and, if so, to determine the primary beneficiary. Changes in estimated cash flows and the probability factors could change the determination of the primary beneficiary and whether there is a requirement to consolidate a VIE.

Valuation of Deferred Tax Assets

Nature of Estimates Required. Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards on a taxing jurisdiction basis. We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or paid.

SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"), requires a reduction of the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not (defined by SFAS No. 109 as a likelihood of more than 50 percent) such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns and future profitability. Our accounting for deferred tax consequences represents our best estimate of those future events. Changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.

Assumptions and Approach Used. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, we record a valuation allowance. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. SFAS No. 109 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets.

This assessment, which is completed on a taxing jurisdiction basis, takes into account a number of types of evidence, including the following:

- *Nature, frequency, and severity of current and cumulative financial reporting losses* — A pattern of objectively measured recent financial reporting losses is a source of negative evidence. In certain circumstances, historical information may not be as relevant due to changed circumstances;

- *Sources of future taxable income* — Future reversals of existing temporary differences are verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated; and

- *Tax planning strategies* — If necessary and available, tax planning strategies would be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

See Note 15 of the Notes to the Consolidated Financial Statements for more information regarding deferred tax assets.

A return to profitability in certain of our operations would result in a reversal of a portion of the valuation allowance relating to realized deferred tax assets, but we may not change our judgment of the need for a full valuation allowance on our remaining deferred tax assets. In that case, it is likely that we would reverse some or all of the remaining deferred tax asset valuation allowance. However, since we have heavily weighted recent financial reporting losses and given no weight to subjectively determined projections of future taxable income exclusive of reversing temporary differences, we have concluded as of December 31, 2007 and 2006 that it is more likely than not certain deferred tax assets will not be realized (in whole or in part), and accordingly, we have recorded a full valuation allowance against the net deferred tax assets.

At December 31, 2007 and 2006, our deferred tax assets, net of the valuation allowances of $12.4 million and $13.1 million, respectively, were $137.3 million and $124.5 million, respectively. These net deferred tax assets related to operations where we believed it was more likely than not that these net deferred tax assets would be realized through future taxable earnings. Accordingly, no valuation allowance has been established on our remaining net deferred tax assets. We will continue to assess the need for a valuation allowance in the future. Changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.

Liability for Possible Tax Contingencies

Liabilities for tax contingencies are recognized based on the requirements of FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 is an interpretation of FASB Statement No. 109 regarding the calculation and disclosure of reserves for uncertain tax positions. FIN 48 requires us to analyze the technical merits of our tax positions and determine the likelihood that these positions will be sustained if they were ever examined by the taxing authorities. If we determine that it is unlikely that our tax positions will be sustained, a corresponding liability is created and the tax benefit of such position is reduced for financial reporting purposes.

Evaluation and Nature of Estimates Required. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step in the evaluation process is recognition. The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The second step in the evaluation process is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which:

(a) the threshold is met (for example, by virtue of another taxpayer's favorable court decision);

(b) the position is "effectively settled" by virtue of the closing of an examination where the likelihood of the taxing authority reopening the examination of that position is remote; or

(c) the relevant statute of limitations expires.

Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

Interest and Penalties. FIN 48 requires us to accrue interest and penalties that, under relevant tax law, we would incur if the uncertain tax positions ultimately were not sustained. Accordingly, under FIN 48, interest would start to accrue for financial statement purposes in the period in which it would begin accruing under relevant tax law, and the amount of interest expense to be recognized would be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized in accordance with FIN 48 and the amount previously taken or expected to be taken in a tax return. Penalties would be accrued in the first period in which the position was taken on a tax return that would give rise to the penalty.

Assumptions. In determining whether a tax benefit can be recorded, we must make assessments of a position's sustainability and the likelihood of ultimate settlement with a taxing authority. Changes in our assessments would cause a change in our recorded position and changes could be significant. As of December 31, 2007, we had a recorded liability for possible losses on uncertain tax positions of $14.6 million.

Accounting for Financial Guarantees

When we enter into guarantees in connection with the sale of real estate, we may be prevented from initially either accounting for the transaction as a sale of an asset or recognizing in earnings the profit from the sale transaction. For guarantees that are not entered into in conjunction with the sale of real estate, we recognize at the inception of a guarantee or the date of modification, a liability for the fair value of the obligation undertaken in issuing a guarantee which require us to make various assumptions to determine the fair value. On a quarterly basis, we review and evaluate the estimated liability based upon operating results and the terms of the guarantee. If it is probable that we will be required to fund additional amounts than previously estimated, a loss is recorded for that contingent loss. Fundings that are recoverable as a loan from a venture are considered in the determination of the contingent loss recorded. Loan amounts are evaluated for impairment at inception and then quarterly.

In 2006, we recorded a loss of $50.0 million for our expected loss on the operating deficit guarantees we have for our German communities and a loss of $22.0 million for our expected loss on a guarantee of a specified level of net operating income to the Fountains venture. Due to continued deteriorating operating performance of our communities in Germany in 2007 we revised our estimated liability for operating deficit guarantees and as a result, we recorded additional expense of $16.0 million. Because our loss on the operating deficit guarantees for our German communities is based on projections spanning numerous years it is highly susceptible to future adverse change and such changes could have a material impact on our financial condition and results of operations.

Assumptions and Approach Used. For the German operating deficit guarantees, we calculated the estimated loss on financial guarantees based on projected operating losses and an assumed sale of the community after the operations have stabilized. The assumed sale value uses estimated cap rates. For the Fountains guarantee of net operating income, we calculated the estimated loss based on projected cash flows during the remaining term of the guarantee. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth rates, cost of capital, and tax rates. We also make certain assumptions about future economic conditions, interest rates, and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods.

Changes in assumptions or estimates could materially affect the determination of fair value of an asset. The following key assumptions to our income approach include:

- *Business Projections* — We make assumptions regarding the levels of revenue from communities and services. We also make assumptions about our cost levels (e.g., capacity utilization, labor costs, etc.). Finally, we make assumptions about the amount of cash flows that we will receive upon a future sale of the communities using estimated cap rates. These assumptions are key inputs for developing our cash flow projections. These projections are derived using our internal business plans and budgets;

- *Growth Rate* — A growth rate is used to calculate the terminal value of the business, and is added to budgeted earnings before interest, taxes, depreciation and amortization. The growth rate is the expected rate at which earnings are projected to grow beyond the planning period;

- *Economic Projections* — Assumptions regarding general economic conditions are included in and affect our assumptions regarding pricing estimates for our communities and services. These macro-economic assumptions include, but are not limited to, industry projections, inflation, interest rates, price of labor, and foreign currency exchange rates; and

- *Discount Rates* — When measuring a possible loss, future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.

In 2006, we recorded a loss of $17.2 million for our expected loss due to the completion guarantee for our condominium project under construction. Due to continued deterioration of the condominium project in 2007, we revised our estimated liability for the completion guarantee and as a result, we recorded additional expense of $6.0 million. Accordingly, changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.

Assumptions and Approach Used in Calculating our Loss on Completion Guarantees. The computation of our expected loss on our completion guarantee involves the use of various estimating techniques to determine total estimated project costs at completion. Contract estimates involve various assumptions and projections relative to the outcome of future events over a period of time including the nature and complexity of the work to be performed, the cost and availability of materials and the impact of delays. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the ultimate cost of our condominium development project. We review our contract estimates at least quarterly to assess revisions in contract values and estimated costs at completion. We have recorded our best estimate of our loss but it is reasonably possible that our possible loss could exceed amounts recorded.

Litigation

Litigation is subject to uncertainties and the outcome of individual litigated matters is not predictable with assurance. Various legal actions, claims and proceedings are pending against us, some for specific matters describe in Note 18 to the financial statements and others arising in the ordinary course of business. We have established loss provisions for matters in which losses are probable and can be reasonably estimated. In other instances, we are not able to make a reasonable estimate of any liability because of uncertainties related to the outcome and/or the amount or range of losses. At December 31, 2007, we have recorded an accrual of $6.0 million for our estimated exposure to loss related to the Trinity OIG Investigation and *qui tam* action discussed in Note 18 to the Consolidated Financial Statements. We have not recorded any loss related to our possible exposure to shareholder litigation as a potential loss is not probable or estimable. Changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.

Impact of Changes in Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 is an interpretation of FASB Statement No. 109, *Accounting for Income Taxes,* and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 as of January 1, 2007, and applied its provisions to all tax positions upon initial adoption. Only tax positions that meet a "more likely than not" threshold at the effective date may be recognized or continue to be recognized. There was no adjustment to our recorded tax liability as a result of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). This standard defines fair value, establishes a methodology for measuring fair value and expands the required disclosure for fair value measurements. SFAS 157 is effective for Sunrise as of January 1, 2009. Provisions of SFAS 157 are required to be applied prospectively as of the beginning of the first fiscal year in which SFAS 157 is applied. We are evaluating the impact that SFAS 157 will have on its financial statements.

In November 2006, the Emerging Issues Task Force of FASB ("EITF") reached a consensus on EITF Issue No. 06-8, *"Applicability of the Assessment of a Buyer's Continuing Investment under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums"* ("EITF 06-8"). EITF 06-8 requires condominium sales to meet the continuing investment criterion in SFAS No. 66 in order for profit to be recognized under the percentage of completion method. EITF 06-8 was effective for us at January 1, 2007. We are currently developing one condominium project for an unconsolidated venture. The venture has applied EITF 06-8.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The irrevocable election of the fair value option is made on an instrument by instrument basis, and applied to the entire instrument, and not just a portion of it. The changes in fair value of each item elected to be measured at fair value are recognized in earnings each reporting period. SFAS 159 does not affect any existing pronouncements that require assets and liabilities to be carried at fair value, nor does it eliminate any existing disclosure requirements. This standard is effective for Sunrise as of January 1, 2008. We have not chosen to measure any financial instruments at fair value.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at "full fair value". The standard is effective for us as of January 1, 2009, and earlier adoption is prohibited.

On December 4, 2007, the FASB issued SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51* ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS No. 160 is effective for us as of January 1, 2009. We are currently evaluating the impact that SFAS No. 160 will have on our financial statements.

Impact of Inflation

Management fees from communities operated by us for third parties and resident and ancillary fees from owned senior living communities are significant sources of our revenue. These revenues are affected by daily resident fee rates and community occupancy rates. The rates charged for the delivery of senior living services are highly dependent upon local market conditions and the competitive environment in which the communities operate. In addition, employee compensation expense is the principal cost element of community operations. Employee compensation, including salary and benefit increases and the hiring of additional staff to support our growth initiatives, have previously had a negative impact on operating margins and may again do so in the foreseeable future.

Substantially all of our resident agreements are for terms of one year, but are terminable by the resident at any time upon 30 days notice, and allow, at the time of renewal, for adjustments in the daily fees payable, and thus may enable us to seek increases in daily fees due to inflation or other factors. Any increase would be subject to market and competitive conditions and could result in a decrease in occupancy of our communities. We believe, however, that the short-term nature of our resident agreements generally serves to reduce the risk to us of the adverse effect of inflation. There can be no assurance that resident and ancillary fees will increase or that costs will not increase due to inflation or other causes.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

A system of internal control over financial reporting (1) pertains to the maintenance of records that, in reasonable detail, should accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provides reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment of internal control over financial reporting as of December 31, 2007, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. In connection with this assessment, management determined that two items constitute material weaknesses in internal control as of December 31, 2007. These two material weaknesses are described as follows:

ENTITY-LEVEL CONTROL ENVIRONMENT — The extensive nature of the Company's accounting restatement and the findings of the Special Independent Committee confirmed that the Company did not set the appropriate tone around accounting and control consciousness, lacked a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training to support the size and complexity of the Company's organizational structure and financial reporting requirements, and did not exercise appropriate oversight of accounting, financial reporting and internal control matters; and

PROCESS AND TRANSACTION LEVEL CONTROLS — There was a lack of clear organization and accountability within the accounting function, including insufficient review and supervision, combined with weak financial reporting systems that were not integrated and required extensive manual interventions. Specifically, there was a lack of effective accounting reviews for routine and non-routine transactions and accounts. As a result, and coupled with a lack of a sufficient level of experienced personnel as described in the entity level control environment deficiency, the Company was unable to close its books in a timely and accurate manner.

Conclusion

As of December 31, 2007, management has concluded that there were two material weaknesses in internal control over financial reporting, and, accordingly, the Company's internal control over financial reporting was not effective at that date.

Our independent registered public accounting firm that audited the financial statements in this report has issued an attestation report expressing an opinion on the effectiveness of internal control over financial reporting as at December 31, 2007, which report appears below.

Remediation Steps to Address Material Weaknesses

As disclosed in our 2006 Form 10-K, in connection with management's assessment of the Company's internal control over financial reporting as of December 31, 2006, management identified four material weaknesses in the Company's internal control over financial reporting. The four material weaknesses were:

1. Entity-level control environment

2. Transaction documentation and written accounting policies

3. Communication and information flow

4. Process and transaction level controls

Management, including the CEO and CFO, determined that as of December 31, 2007 there was sufficient analysis and written documentation of the application of GAAP and adequate policies and procedures to ensure the accounting personnel were made aware of the specific features in transactions. Accordingly, management concluded that the second and third material weaknesses identified at December 31, 2006 had been remediated as of December 31, 2007.

Management, under the direction of the CEO and CFO, has been directing remediation efforts; including implementation of the Board approved remedial framework. In connection with the preparation of the financial statements for 2007, we continued performing the compensating controls and procedures that we implemented in 2006 and designed to assure that any weaknesses in internal control did not impact the preparation of our consolidated financial statements. Since the filing of our 2006 Form 10-K on March 24, 2008, we have continued to build on the remedial actions undertaken in 2007 and continued to implement the Board adopted remedial framework. While efforts continue, management believes that the Company has made significant improvements to the control environment and to the Company's accounting operations, primarily through the previously disclosed extensive changes in senior management and other personnel, extensive organizational changes, increased staffing and increased focus on controls. Management believes that the two material weaknesses that existed at December 31, 2007 will be remediated in 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Sunrise Senior Living, Inc.

We have audited Sunrise Senior Living, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sunrise Senior Living, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

Entity-Level Control Environment

The extensive nature of the Company's accounting restatement and the findings of the Special Independent Committee confirmed that the Company did not set the appropriate tone around accounting and control consciousness, lacked a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training to support the size and complexity of the Company's organizational structure and financial reporting requirements, and did not exercise appropriate oversight of accounting, financial reporting and internal control matters.

Process and Transaction Level Controls

There was a lack of clear organization and accountability within the accounting function, including insufficient review and supervision, combined with weak financial reporting systems that were not integrated and required extensive manual interventions. Specifically, there was a lack of effective accounting reviews for routine and non-routine transactions and accounts. As a result, and coupled with a lack of a sufficient level of experienced personnel as described in the entity level control environment deficiency, the Company was unable to close its books in a timely and accurate manner.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated July 30, 2008 on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Sunrise Senior Living, Inc. has not maintained effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

/s/ Ernst & Young LLP

McLean, Virginia
July 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Sunrise Senior Living, Inc.

We have audited the accompanying consolidated balance sheets of Sunrise Senior Living, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Senior Living, Inc. as of December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the accompanying consolidated financial statements, the Company has restated its financial statements for the years ended December 31, 2006 and 2005 and has restated its statement of cash flows for the year ended December 31, 2007.

As discussed in Note 2 to the accompanying consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* and EITF Issue No. 06-8, *Applicability of the Assessment of a Buyer's Continuing Investment under FASB Statement No. 66, Accounting for Sales of Real Estate for Sales of Condominiums,* effective January 1, 2007.

Also as discussed in Note 2 to the accompanying consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment,* effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sunrise Senior Living, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 30, 2008 expressed an adverse opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
July 30, 2008, except for Paragraph 1
of Note 3, as to which the date is
October 15, 2008

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share and share amounts)	December 31, 2007	December 31, 2006 (Restated)
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 138,212	$ 81,990
Accounts receivable, net	76,909	75,055
Notes receivable	—	4,174
Income taxes receivable	63,624	30,873
Due from unconsolidated communities, net	61,854	80,729
Deferred income taxes, net	33,567	29,998
Restricted cash	61,999	34,293
Prepaid insurance	23,720	5,485
Prepaid expenses and other current assets	70,079	19,401
Total current assets	529,964	361,998
Property and equipment, net	656,211	609,385
Property and equipment subject to a sales contract, net	—	193,158
Property and equipment subject to financing, net	58,871	62,520
Notes receivable	9,429	17,631
Due from unconsolidated communities	19,555	24,959
Intangible assets, net	83,769	103,771
Goodwill	169,736	218,015
Investments in unconsolidated communities	97,173	104,272
Restricted cash	165,386	143,760
Other assets, net	8,503	8,832
Total assets	$ 1,798,597	$ 1,848,301
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt	$ 122,541	$ 91,923
Outstanding draws on bank credit facility	100,000	50,000
Accounts payable and accrued expenses	275,362	216,087
Due to unconsolidated communities	37,344	5,792
Deferred revenue	9,285	8,703
Entrance fees	34,512	38,098
Self-insurance liabilities	67,267	41,379
Total current liabilities	646,311	451,982
Long-term debt, less current maturities	31,347	48,682
Deposits related to properties subject to a sales contract	—	240,367
Liabilities related to properties accounted for under the financing method	54,317	66,283
Investment accounted for under the profit-sharing method	51,377	29,148
Guarantee liabilities	65,814	75,805
Self-insurance liabilities	74,971	72,993
Deferred gains on the sale of real estate and deferred revenues	74,367	51,958
Deferred income tax liabilities	82,605	78,632
Other long-term liabilities, net	133,717	85,228
Total liabilities	1,214,826	1,201,078
Minority interests	10,208	16,515
Stockholders' Equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 120,000,000 shares authorized, 50,556,925 and 50,572,092 shares issued and outstanding, net of 103,696 and 27,197 treasury shares, at December 31, 2007 and 2006, respectively	506	506
Additional paid-in capital	452,640	445,275
Retained earnings	112,123	182,398
Accumulated other comprehensive income	8,294	2,529
Total stockholders' equity	573,563	630,708
Commitments and contingencies		
Total liabilities and stockholders' equity	$ 1,798,597	$ 1,848,301

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	Year Ended December 31, 2007	2006 (Restated)	2005 (Restated)
Operating revenue:			
Management fees	$ 127,830	$ 117,228	$ 104,823
Buyout fees	1,626	134,730	83,036
Professional fees from development, marketing and other	38,855	28,553	24,920
Resident fees for consolidated communities	402,396	381,709	341,610
Hospice and other ancillary services	125,796	76,882	44,641
Reimbursed contract services	956,047	911,979	911,992
Total operating revenues	1,652,550	1,651,081	1,511,022
Operating expenses:			
Development and venture expense	79,203	69,145	41,064
Community expense for consolidated communities	290,203	276,833	251,058
Hospice and other ancillary services expense	134,634	74,767	45,051
Community lease expense	68,994	61,991	57,946
General and administrative	187,325	131,473	106,601
Accounting Restatement and Special Independent Committee Inquiry	51,707	2,600	—
Loss on financial guarantees and other contracts	22,005	89,676	—
Provision for doubtful accounts	9,564	14,632	1,675
Impairment of owned communities	7,641	15,730	2,472
Impairment of goodwill and intangible assets	56,729	—	—
Depreciation and amortization	55,280	48,648	42,981
Write-off of abandoned development projects	28,430	1,329	902
Write-off of unamortized contract costs	—	25,359	14,609
Reimbursed contract services	956,047	911,979	911,992
Total operating expenses	1,947,762	1,724,162	1,476,351
(Loss) income from operations	(295,212)	(73,081)	34,671
Other non-operating income (expense):			
Interest income	9,894	9,577	6,231
Interest expense	(6,647)	(6,204)	(11,882)
(Loss) gain on investments	—	(5,610)	2,036
Other (expense) income	(6,089)	6,706	3,105
Total other non-operating (expense) income	(2,842)	4,469	(510)
Gain on the sale and development of real estate and equity interests	105,081	51,347	81,723
Sunrise's share of earnings and return on investment in unconsolidated communities	108,947	43,702	13,472
Gain (loss) from investments accounted for under the profit-sharing method	22	(857)	(857)
Minority interests	4,470	6,916	6,721
(Loss) income before provision for income taxes	(79,534)	32,496	135,220
Benefit from (provision for) income taxes	9,259	(17,212)	(52,156)
Net (loss) income	$ (70,275)	$ 15,284	$ 83,064
Earnings per share data:			
Basic net (loss) income per common share	$ (1.41)	$ 0.31	$ 2.00
Diluted net (loss) income per common share	(1.41)	0.30	1.74

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Shares of Common Stock	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2005 (As previously stated)	41,138	$ 412	$ 279,116	$ 91,545	$ (4,535)	$ 3,165	$ 369,703
Effect of restatement				(7,495)			(7,495)
Balance at January 1, 2005 (Restated)	41,138	412	279,116	84,050	(4,535)	3,165	362,208
Net income (Restated)	—	—	—	83,064	—	—	83,064
Foreign currency translation loss, net of tax	—	—	—	—	—	(3,231)	(3,231)
Sunrise's share of investee's other comprehensive loss	—	—	—	—	—	(503)	(503)
Total comprehensive income (Restated)	—	—	—	—	—	—	79,330
Issuance of common stock to employees	2,248	22	31,307	—	—	—	31,329
Repurchase of common stock	(348)	(3)	(8,709)	—	—	—	(8,712)
Conversion of convertible debt	3	—	55	—	—	—	55
Issuance of restricted stock	412	4	10,995	—	(10,997)	—	2
Amortization of restricted stock	—	—	—	—	3,209	—	3,209
Tax effect of stock-based compensation	—	—	13,443	—	—	—	13,443
Balance at December 31, 2005 (Restated)	43,453	435	326,207	167,114	(12,323)	(569)	480,864
Net income (Restated)	—	—	—	15,284	—	—	15,284
Foreign currency translation income, net of tax	—	—	—	—	—	2,205	2,205
Sunrise's share of investee's other comprehensive income	—	—	—	—	—	893	893
Total comprehensive income (Restated)	—	—	—	—	—	—	18,382
Issuance of common stock to employees	374	3	5,161	—	—	—	5,164
Conversion of convertible debt	6,700	67	117,917	—	—	—	117,984
Issuance of restricted stock	45	1	532	—	—	—	533
Forfeiture of restricted stock	—	—	(5)	—	—	—	(5)
Adoption of SFAS 123R	—	—	(12,323)	—	12,323	—	—
Stock-based compensation expense	—	—	5,846	—	—	—	5,846
Tax effect of stock-based compensation	—	—	1,940	—	—	—	1,940
Balance at December 31, 2006 (Restated)	50,572	506	445,275	182,398	—	2,529	630,708
Net loss	—	—	—	(70,275)	—	—	(70,275)
Foreign currency translation income, net of tax	—	—	—	—	—	5,865	5,865
Sunrise's share of investee's other comprehensive income	—	—	—	—	—	(100)	(100)
Total comprehensive loss	—	—	—	—	—	—	(64,510)
Issuance of restricted stock	88	1	—	—	—	—	1
Forfeiture or surrender of restricted stock	(103)	(1)	(1,818)	—	—	—	(1,819)
Stock-based compensation expense	—	—	7,020	—	—	—	7,020
Tax effect of stock-based compensation	—	—	2,163	—	—	—	2,163
Balance at December 31, 2007	50,557	$ 506	$ 452,640	$ 112,123	$ —	$ 8,294	$ 573,563

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31, 2007 (Restated)	2006 (Restated)	2005 (Restated)
Operating activities			
Net (loss) income	$ (70,275)	$ 15,284	$ 83,064
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Gain on sale and development of real estate and equity interests	(105,081)	(51,347)	(81,723)
(Gain) loss from investments accounted for under the profit-sharing method	(22)	857	857
Gain from application of financing method	—	(1,155)	(528)
Gain on sale of investment in Sunrise REIT debentures	—	—	(2,036)
Loss on sale of investments	—	5,610	—
Impairment of goodwill and other intangible assets	56,729	—	—
Write-off of abandoned development projects	28,430	1,329	902
Provision for doubtful accounts	9,564	14,632	1,675
Provision for deferred income taxes	733	(3,853)	29,357
Impairment of long-lived assets	7,641	15,730	2,472
Loss on financial guarantees and other contracts	22,005	89,676	—
Sunrise's share of earnings and return on investment in unconsolidated communities	(108,947)	(11,997)	(13,073)
Distributions of earnings from unconsolidated communities	168,322	66,381	26,545
Minority interest in income/loss of controlled entities	(4,470)	(6,916)	(6,721)
Depreciation and amortization	55,280	48,648	42,981
Write-off of unamortized contract costs	—	25,359	14,609
Amortization of financing costs	1,051	1,404	1,483
Stock-based compensation	7,020	6,463	5,465
Changes in operating assets and liabilities:			
(Increase) decrease in:			
Accounts receivable	(12,388)	(23,242)	3,850
Due from unconsolidated communities	28,111	(83,451)	(6,279)
Prepaid expenses and other current assets	(60,282)	(4,041)	(3,425)
Captive insurance restricted cash	(32,930)	(48,840)	(28,130)
Other assets	(35,666)	6,694	(6,189)
Increase (decrease) in:			
Accounts payable, accrued expenses and other liabilities	140,589	22,204	68,820
Entrance fees	(3,586)	913	1,095
Self-insurance liabilities	12,866	30,186	21,885
Guarantee liabilities	(5,829)	—	—
Deferred revenue and gains on the sale of real estate	29,621	983	33,034
Net cash provided by operating activities	128,486	117,511	189,990
Investing activities			
Capital expenditures	(245,523)	(188,655)	(132,857)
Acquisitions of business assets	(49,917)	(103,491)	(75,532)
Dispositions of property	60,387	83,290	56,246
Cash obtained in acquisition of Greystone	—	—	10,922
Change in restricted cash	(21,792)	(11,428)	(15,701)
Purchases of short-term investments	(448,900)	(172,575)	(62,825)
Proceeds from short-term investments	448,900	172,575	77,725
Increase in investments and notes receivable	(183,314)	(343,286)	(158,697)
Proceeds from investments and notes receivable	220,312	376,061	187,042
Investments in unconsolidated communities	(29,297)	(77,371)	(64,080)
Distributions of capital from unconsolidated communities	601	5,954	9,273
Net cash used in investing activities	(248,543)	(258,926)	(168,484)
Financing activities			
Net proceeds from exercised options	—	4	29,065
Additional borrowings of long-term debt	243,564	154,140	149,539
Repayment of long-term debt	(66,105)	(90,781)	(137,296)
Contribution from minority interests	—	15,669	5,000
Distributions to minority interests	(1,180)	(630)	(1,021)
Financing costs paid	—	(75)	(2,622)
Repurchases of common stock	—	—	(8,712)
Net cash provided by financing activities	176,279	78,327	33,953
Net increase (decrease) in cash and cash equivalents	56,222	(63,088)	55,459
Cash and cash equivalents at beginning of year	81,990	145,078	89,619
Cash and cash equivalents at end of year	$ 138,212	$ 81,990	$ 145,078

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Presentation

Organization

We are a provider of senior living services in the United States, Canada, the United Kingdom and Germany. We were incorporated in Delaware on December 14, 1994.

At December 31, 2007, we operated 439 communities, including 402 communities in the United States, 12 communities in Canada, 17 communities in the United Kingdom and eight communities in Germany, with a total resident capacity of approximately 54,000. Our communities offer a full range of personalized senior living services, from independent living, to assisted living, to care for individuals with Alzheimer's and other forms of memory loss, to nursing, rehabilitative care and hospice services. We develop senior living communities for ourself, for unconsolidated ventures in which we retain an ownership interest and for third parties.

Basis of Presentation

The consolidated financial statements which are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") include our wholly owned and controlled subsidiaries. Variable interest entities ("VIEs") in which we have an interest have been consolidated when we have been identified as the primary beneficiary. Commencing with our adoption of EITF 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("*EITF 04-5*")*, entities in which we hold the managing member or general partner interest are consolidated unless the other members or partners have either (1) the substantive ability to dissolve the entity or otherwise remove us as managing member or general partner without cause or (2) substantive participating rights, which provide the other partner or member with the ability to effectively participate in the significant decisions that would be expected to be made in the ordinary course of business. EITF 04-5 was effective June 29, 2005 for new or modified limited partnership arrangements and effective January 1, 2006 for existing limited partnership arrangements. There are no previously unconsolidated entities that required consolidation as a result of adoption of EITF 04-5. Investments in ventures in which we have the ability to exercise significant influence but do not have control over are accounted for using the equity method. All intercompany transactions and balances have been eliminated in consolidation.

2. Significant Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider cash and cash equivalents to include currency on hand, demand deposits, and all highly liquid investments with a maturity of three months or less at the date of purchase.

Restricted Cash

We utilize large deductible blanket insurance programs in order to contain costs for certain lines of insurance risks including workers' compensation and employers' liability risks, automobile liability risk, employment practices liability risk and general and professional liability risks ("Self-Insured Risks"). We have self-insured a portion of the Self-Insured Risks through our wholly owned captive insurance subsidiary, Sunrise Senior Living Insurance, Inc. (the "Sunrise Captive"). The Sunrise Captive issues policies of insurance to and receives premiums from us that are reimbursed through expense allocations to each operated community and us. The Sunrise Captive pays the costs for each claim above a deductible up to a per claim limit. Cash held by Sunrise Captive of $128.2 million and $95.3 million at December 31, 2007 and 2006, respectively, is available to pay claims. The earnings from the investment of the cash of Sunrise Captive are used to reduce future costs of and pay the liabilities of Sunrise Captive. Interest income in Sunrise Captive was $3.5 million, $2.1 million and $0.6 million for 2007, 2006 and 2005, respectively. Restricted cash also includes escrow accounts related to other insurance programs, land deposits, a bonus program and other items.

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts on our outstanding receivables based on an analysis of collectibility, including our collection history and generally do not require collateral to support outstanding balances.

Notes Receivable

We on occasion may provide financing to unconsolidated ventures at negotiated interest rates. These loans are included in "Notes receivable" in the consolidated balance sheets. The collectibility of these notes is monitored based on the current performance of the ventures, the budgets and projections for future performance. If circumstances were to suggest that any amounts with respect to these notes would be uncollectible, we would establish a reserve to record the notes at their net realizable value. Generally we do not require collateral to support outstanding balances.

Due from Unconsolidated Communities

Due from unconsolidated communities represents amounts due from unconsolidated ventures for development and management costs, including development fees, operating costs such as payroll and insurance costs, and management fees. Development costs are reimbursed when third-party financing is obtained by the venture. Operating costs are generally reimbursed within thirty days.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the lesser of the estimated useful lives of the related assets or the remaining lease term. Repairs and maintenance are charged to expense as incurred.

In conjunction with the acquisition of land and the development and construction of communities, preacquisition costs are expensed as incurred until we determine that the costs are directly identifiable with a specific property. The costs would then be capitalized if the property was already acquired or the acquisition of the property is probable. Upon acquisition of the land, we commence capitalization of all direct and indirect project costs clearly associated with the development and construction of the community. We expense indirect costs as incurred that are not clearly related to projects. We charge direct costs to the projects to which they relate. If a project is abandoned, we expense any costs previously capitalized. We capitalize the cost of the corporate development department based on the time employees devote to each project. We capitalize interest as described in "Capitalization of Interest Related to Development Projects" and other carrying costs to the project and the capitalization period continues until the asset is ready for its intended use or is abandoned.

We capitalize the cost of tangible assets used throughout the selling process and other direct costs, provided that their recovery is reasonably expected from future sales.

We review the carrying amounts of long-lived assets for impairment when indicators of impairment are identified. If the carrying amount of the long-lived asset (group) exceeds the undiscounted expected cash flows that are directly associated with the use and eventual disposition of the asset (group) we record an impairment charge to the extent the carrying amount of the asset exceeds the fair value of the assets. We determine the fair value of long-lived assets based upon valuation techniques that include prices for similar assets (group).

Real Estate Sales

We account for sales of real estate in accordance with FASB Statement No. 66, *Accounting for Sales of Real Estate* ("SFAS 66"). For sales transactions meeting the requirements of SFAS 66 for full accrual profit recognition, the related assets and liabilities are removed from the balance sheet and the gain or loss is recorded in the period the transaction closes. For sales transactions that do not meet the criteria for full accrual profit recognition, we account for the transactions in accordance with the methods specified in SFAS 66. For sales transactions that do not contain continuing involvement following the sale or if the continuing involvement with the property is contractually limited by the terms of the sales contract, profit is recognized at the time of sale. This profit is then reduced by the maximum exposure to loss related to the contractually limited continuing involvement. Sales to ventures in which we have an equity interest are accounted for in accordance with the partial sale accounting provisions as set forth in SFAS 66.

For sales transactions that do not meet the full accrual sale criteria as set forth in SFAS 66, we evaluate the nature of the continuing involvement and account for the transaction under an alternate method of accounting rather than full accrual sale, based on the nature and extent of the continuing involvement. Some transactions may have numerous forms of continuing involvement. In those cases, we determine which method is most appropriate based on the substance of the transaction.

Venture agreements may contain provisions which provide us with an option or obligation to repurchase the property from the venture at a fixed price that is higher than the sales price. In these instances, the financing method of accounting is followed. Under the financing method of accounting, we record the proceeds received from the buyer as a financing obligation and continue to keep the property and related accounts recorded on our books. The results of operations of the property, net of expenses other than depreciation (net operating income), is reflected as "interest expense" on the financing obligation. Because the transaction includes an option or obligation to repurchase the asset at a higher price, interest is recorded to accrete the liability to the repurchase price. Depreciation expense continues to be recorded as a period expense. All cash paid or received by us is recorded as an adjustment to the financing obligation. If the repurchase option or obligation expires and all other criteria for profit recognition under the full accrual method have been met, a sale is recorded and gain is recognized. The assets are recorded in "Property and equipment subject to financing, net" in the consolidated balance sheets, and the liabilities are recorded in "Liabilities related to properties accounted for under the financing method" in the consolidated balance sheets.

In transactions accounted for as partial sales, we determine if the buyer of the majority equity interest in the venture was provided a preference as to cash flows in either an operating or a capital waterfall. If a cash flow preference has been provided, profit, including our development fee, is only recognizable to the extent that proceeds from the sale of the majority equity interest exceed costs related to the entire property.

We also may provide a guarantee to support the operations of the properties. If the guarantees are for an extended period of time, we apply the profit-sharing method and the property remains on the books, net of any cash proceeds received from the buyer. If support is required for a limited period of time, sale accounting is achieved and profit on the sale may begin to be recognized on the basis of performance of the services required when there is reasonable assurance that future operating revenues will cover operating expenses and debt service.

Under the profit-sharing method, the property portion of our net investment is amortized over the life of the property. Results of operations of the communities before depreciation, interest and fees paid to us is recorded as "Loss from investments accounted for under the profit-sharing method" in the consolidated statements of income. The net income from operations as adjusted is added to the investment account and losses are reflected as a reduction of the net investment. Distributions of operating cash flows to other venture partners are reflected as an additional expense. All cash paid or received by us is recorded as an adjustment to the net investment. The net investment is reflected in "Investments accounted for under the profit-sharing method" in the consolidated balance sheets.

We provided a guaranteed return on investment to certain buyers of properties. When the guarantee was for an extended period of time, SFAS 66 precludes sale accounting and we applied the profit-sharing method. When the guarantee was for a limited period of time, the deposit method was applied until operations of the property covered all operating expenses, debt service, and contractual payments, at which time profit was recognized under the performance of services method.

Under the deposit method, we did not recognize any profit, and continued to report in our financial statements the property and related debt even if the debt had been assumed by the buyer, and disclosed that those items are subject to a sales contract. We continued to record depreciation expense. All cash paid or received by us was recorded as an adjustment to the deposit. When the transaction qualified for profit recognition under the full accrual method, the application of the deposit method was discontinued and the gain was recognized. The assets were recorded in "Property and equipment, subject to a sales contract, net" and the liabilities were recorded in "Deposits related to properties subject to a sales contract" in the consolidated balance sheets. At December 31, 2007, we no longer have any sales transactions accounted for under the deposit method.

Capitalization of Interest Related to Development Projects

Interest is capitalized on real estate under development, including investments in ventures in accordance with SFAS No. 34, *Capitalization of Interest Cost,* ("SFAS 34") and in accordance with FASB Statement No. 58, *Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for by the Equity Method* ("SFAS 58"). Under SFAS 34 the capitalization period commences when development begins and continues until the asset is ready for its intended use or the enterprise suspends substantially all activities related to the acquisition of the asset. Under SFAS 58, we capitalize interest on our investment in ventures for which the equity therein is utilized to construct buildings and cease capitalizing interest on our equity investment when the first property in the portfolio commences operations. The amount of interest capitalized is based on the stated interest rates, including amortization of deferred financing costs. The calculation includes interest costs that theoretically could have been avoided, based on specific borrowings to the extent there are specific borrowings. When project specific borrowings do not exist or are less than the amount of qualifying assets, the calculation for such excess uses a weighted average of all other debt outstanding.

Goodwill and Intangible Assets

We capitalize costs incurred to acquire management, development and other contracts. In determining the allocation of the purchase price to net tangible and intangible assets acquired, we make estimates of the fair value of the tangible and intangible assets using information obtained as a result of pre-acquisition due diligence, marketing, leasing activities and independent appraisals.

Intangible assets are valued using expected discounted cash flows and are amortized using the straight-line method over the remaining contract term, generally ranging from one to 30 years. The carrying amounts of intangible assets are reviewed for impairment when indicators of impairment are identified. If the carrying amount of the asset (group) exceeds the undiscounted expected cash flows that are directly associated with the use and eventual disposition of the asset (group), an impairment charge is recognized to the extent the carrying amount of the asset exceeds the fair value.

Goodwill represents the costs of business acquisitions in excess of the fair value of identifiable net assets acquired. We evaluate the fair value of goodwill to assess potential impairment on an annual basis, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. We evaluate the fair value of goodwill at the reporting unit level and make the determination based upon future cash flow projections. We record an impairment loss for goodwill when the carrying value of the goodwill is less than the estimated fair value.

Investments in Unconsolidated Communities

We hold a minority equity interest in ventures established to develop or acquire and own senior living communities. Those ventures are generally limited liability companies or limited partnerships. Our equity interest in these ventures generally ranges from 10% to 50%.

In accordance with FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities* ("FIN 46R"), we review all of our ventures to determine if they are variable interest entities ("VIEs"). If a venture is a VIE, it is consolidated by the primary beneficiary, which is the variable interest holder that absorbs the majority of the venture's expected losses, receives a majority of the venture's expected residual returns, or both. At December 31, 2007, we consolidated seven VIEs where we are the primary beneficiary.

In accordance with EITF 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,* the general partner or managing member of a venture consolidates the venture unless the limited partners or other members have either (1) the substantive ability to dissolve the venture or otherwise remove the general partner or managing member without cause or (2) substantive participating rights in significant decisions of the venture, including authorizing operating and capital decisions of the venture, including budgets, in the ordinary course of business. We have reviewed all ventures that are not VIEs where we are the general partner or managing member and have determined that in all cases the limited partners or other members have substantive participating rights such as those set forth above and, therefore, no ventures are consolidated under EITF 04-5.

For ventures not consolidated, we apply the equity method of accounting in accordance with APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*, and Statement of Position No. 78-9, *Accounting for Investments in Real Estate Ventures*, ("SOP 78-9"). Equity method investments are initially recorded at cost and subsequently are adjusted for our share of the venture's earnings or losses and cash distributions. In accordance with SOP 78-9, the allocation of profit and losses should be analyzed to determine how an increase or decrease in net assets of the venture (determined in conformity with GAAP) will affect cash payments to the investor over the life of the venture and on its liquidation. Because certain venture agreements contain preferences with regard to cash flows from operations, capital events and/or liquidation, we reflect our share of profits and losses by determining the difference between our "claim on the investee's book value" at the end and the beginning of the period. This claim is calculated as the amount that we would receive (or be obligated to pay) if the investee were to liquidate all of its assets at recorded amounts determined in accordance with GAAP and distribute the resulting cash to creditors and investors in accordance with their respective priorities. This method is commonly referred to as the hypothetical liquidation at book value method.

Our reported share of earnings is adjusted for the impact, if any, of basis differences between our carrying value of the equity investment and our share of the venture's underlying assets. We generally do not have future requirements to contribute additional capital over and above the original capital commitments, and in accordance with APB 18, we discontinue applying the equity method of accounting when our investment is reduced to zero barring an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after our share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

When the majority equity partner in one of our ventures sells its equity interest to a third party, the venture frequently refinances its senior debt and distributes the net proceeds to the equity partners. All distributions received by us, which are not refundable either by agreement, or by law, are first recorded as a reduction of our investment. Next, we record a liability for any contractual or implied future financial support to the venture including obligations in our role as a general partner. Any remaining distributions are recorded as "Sunrise's share of earnings and return on investment in unconsolidated communities" in the consolidated statements of income.

We evaluate realization of our investment in ventures accounted for using the equity method if circumstances indicate that our investment is other than temporarily impaired.

Deferred Financing Costs

Costs incurred in connection with obtaining permanent financing for our consolidated communities are deferred and amortized over the term of the financing using the effective interest method. Deferred financing costs are included in "Other assets" in the consolidated balance sheets.

Loss Reserves For Certain Self-Insured Programs

We offer a variety of insurance programs to the communities we operate. These programs include property insurance, general and professional liability insurance, excess/umbrella liability insurance, crime insurance, automobile liability and physical damage insurance, workers' compensation and employers' liability insurance and employment practices liability insurance (the "Insurance Program"). Substantially all of the communities we operate participate in the Insurance Program are charged their proportionate share of the cost of the Insurance Program.

We utilize large deductible blanket insurance programs in order to contain costs for certain of the lines of insurance risks in the Insurance Program including workers' compensation and employers' liability risks, automobile liability risk, employment practices liability risk and general and professional liability risks ("Self-Insured Risks"). The design and purpose of a large deductible insurance program is to reduce overall premium and claim costs by internally financing lower cost claims that are more predictable from year to year, while buying insurance only for higher-cost, less predictable claims.

We have self-insured a portion of the Self-Insured Risks through the Sunrise Captive. The Sunrise Captive issues policies of insurance to and receives premiums from us that are reimbursed through expense allocation to each operated community. The Sunrise Captive pays the costs for each claim above a deductible up to a per claim limit. Third-party insurers are responsible for claim costs above this limit. These third-party insurers carry an A.M. Best rating of A-/VII or better.

We record outstanding losses and expenses for all Self-Insured Risks and for claims under insurance policies based on management's best estimate of the ultimate liability after considering all available information, including expected future cash flows and actuarial analyses. We believe that the allowance for outstanding losses and expenses is appropriate to cover the ultimate cost of losses incurred at December 31, 2007, but the allowance may ultimately be settled for a greater or lesser amount. Any subsequent changes in estimates are recorded in the period in which they are determined and will be shared with the communities participating in the insurance programs based on the proportionate share of any changes.

Employee Health and Dental Benefits

We offer employees an option to participate in our self-insured health and dental plan. The cost of our employee health and dental benefits, net of employee contributions, is shared between us and the communities based on the respective number of participants working either at our corporate headquarters or at the communities. Funds collected are used to pay the actual program costs including estimated annual claims, third-party administrative fees, network provider fees, communication costs, and other related administrative costs incurred by us. Although claims under this plan are self-insured, we have aggregate protection which caps the potential liability for both individual and total claims during a plan year. Claims are paid as they are submitted to the plan administrator. We also record a liability for outstanding claims and claims that have been incurred but not yet reported. This liability is based on the historical claim reporting lag and payment trends of health insurance claims. We believe that the liability for outstanding losses and expenses is adequate to cover the ultimate cost of losses incurred at December 31, 2007, but actual claims may differ. Any subsequent changes in estimates are recorded in the period in which they are determined and will be shared with the communities participating in the program based on their proportionate share of any changes.

Continuing Care Agreements

We lease communities under operating leases and own communities that provide life care services under various types of entrance fee agreements with residents ("Entrance Fee Communities" or "Continuing Care Retirement Communities"). Residents of Entrance Fee Communities are required to sign a continuing care agreement with us. The care agreement stipulates, among other things, the amount of all entrance and monthly fees, the type of residential unit being provided, and our obligation to provide both health care and non-health care services. In addition, the care agreement provides us with the right to increase future monthly fees. The care agreement is terminated upon the receipt of a written termination notice from the resident or the death of the resident. Refundable entrance fees are returned to the resident or the resident's estate depending on the form of the agreement either upon reoccupancy or termination of the care agreement.

When the present value of estimated costs to be incurred under care agreements exceeds the present value of estimated revenues, the present value of such excess costs is accrued. The calculation assumes a future increase in the monthly revenue commensurate with the monthly costs. The calculation currently results in an expected positive net present value cash flow and, as such, no liability was recorded as of December 31, 2007. A liability of $1.3 million was recorded at December 31, 2006.

Refundable entrance fees are primarily non-interest bearing and, depending on the type of plan, can range from between 30% to 100% of the total entrance fee less any additional occupant entrance fees. As these obligations are considered security deposits, interest is not imputed on these obligations. Deferred entrance fees were $34.5 million and $38.1 million at December 31, 2007 and 2006, respectively.

Non-refundable portions of entrance fees are deferred and recognized as revenue using the straight-line method over the actuarially determined expected term of each resident's contract.

Accounting for Guarantees

Guarantees entered into in connection with the sale of real estate often prevent us from either accounting for the transaction as a sale of an asset or recognizing in earnings the profit from the sale transaction. Guarantees not entered into in connection with the sale of real estate are considered financial instruments. For guarantees considered financial instruments we recognize at the inception of a guarantee or the date of modification, a liability for the fair value of the obligation undertaken in issuing a guarantee. On a quarterly basis, we evaluate the estimated liability based on the operating results and the terms of the guarantee. If it is probable that we will be required to fund additional amounts than previously estimated a loss is recorded. Fundings that are recoverable as a loan from a venture are considered in the determination of the contingent loss recorded. Loan amounts are evaluated for impairment at inception and then quarterly.

Asset Retirement Obligations

In accordance with FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143, Asset Retirement Obligations* ("FIN 47") we record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated.

Certain of our operating real estate assets contain asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations, and we have no current plans to remove the asbestos. When, and if, these properties are demolished, certain environmental regulations are in place which specify the manner in which the asbestos must be handled and disposed of. Because the obligation to remove the asbestos has an indeterminable settlement date, we are not able to reasonably estimate the fair value of this asset retirement obligation. Asbestos has also been found at some of our development sites where old buildings are scheduled to be demolished and replaced with new Sunrise facilities. As of December 31, 2007 and 2006 our estimates for asbestos removal costs for these sites were insignificant.

In addition, certain of our long-term ground leases include clauses that may require us to dispose of the leasehold improvements constructed on the premises at the end of the lease term. These costs, however, are not estimable due to the range of potential settlement dates and variability among properties. Further, the present value of the expected costs is insignificant as the remaining term of each of the leases is fifty years or more.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. We record the current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities based on differences in how these events are treated for tax purposes. We base our estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, business plans and other expectations about future outcomes. We provide a valuation allowance against the net deferred tax assets when it is more likely than not that sufficient taxable income will not be generated to utilize the net deferred tax assets.

Revenue Recognition

"Management fees" is comprised of fees from management contracts for operating communities owned by unconsolidated ventures and third parties, which consist of base management fees and incentive management fees. The management fees are generally between five and eight percent of a managed community's total operating revenue. Fees are recognized in the month they are earned in accordance with the terms of the management contract.

"Buyout fees" is comprised of fees primarily related to the buyout of management contracts.

"Professional fees from development, marketing and other" is comprised of fees received for services provided prior to the opening of an unconsolidated community. Our development fees related to building design and construction oversight are recognized using the percentage-of-completion method and the portion related to marketing services is recognized on a straight-line basis over the estimated period the services are provided. The cost-to-cost method is used to measure the extent of progress toward completion for purposes of calculating the percentage of completion portion of the revenues. Greystone Communities, Inc.'s ("Greystone") development contracts are multiple element arrangements. Since there is not sufficient objective and reliable evidence of the fair value of undelivered elements at each billing milestone, we defer revenue recognition until the completion of the development contract. Deferred development revenue for these Greystone contracts were $54.6 million and $28.1 million at December 31, 2007 and 2006, respectively, and is included in "Deferred gains on the sale of real estate and deferred revenues" in the balance sheet.

We form ventures, along with third-party partners, to invest in the pre-finance stage of certain Greystone development projects. When the initial development services are successful and permanent financing for the project is obtained, the ventures are repaid the initial invested capital plus fees generally between 50% and 75% of their investment. We consolidated these ventures that are formed to invest in the project as we control them. No revenue is recognized until the permanent financing is in place.

"Resident fees from consolidated communities" are recognized monthly as services are provided. Agreements with residents are generally for a term of one year and are cancelable by residents with thirty days notice.

"Hospice and other ancillary services" is comprised of fees for providing palliative end of life care and support services for terminally ill patients and their families, fees for providing care services to residents of certain communities owned by ventures and fees for providing private duty home health assisted living services. Hospice revenues are highly dependent on payments from Medicare, paid primarily on a per diem basis, from the Medicare programs. Because we generally receive fixed payments for our hospice care services based on the level of care provided to our hospice patients, we are at risk for the cost of services provided to our hospice patients. Reductions or changes in Medicare funding could significantly affect our results of our hospice operations. Reductions in amounts paid by government programs for the services or changes in methods or regulations governing payments could cause our net hospice revenue and profits to materially decline.

"Reimbursed contract services" is comprised of reimbursements for expenses incurred by us, as the primary obligor, on behalf of communities operated by us under long-term management agreements. Revenue is recognized when we incur the related costs. If we are not the primary obligor, certain costs, such as interest expense, real estate taxes, depreciation, ground lease expense, bad debt expense and cost incurred under local area contracts, are not included. The related costs are included in "Reimbursed contract services" expense.

We considered the indicators in EITF 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent,* in making our determination that revenues should be reported gross versus net. Specifically, we are the primary obligor for certain expenses incurred at the communities, including payroll costs, insurance and items such as food and medical supplies purchased under national contracts entered into by us. We, as manager, are responsible for setting prices paid for the items underlying the reimbursed expenses, including setting pay-scales for our employees. We select the supplier of goods and services to the communities for the national contracts that we enter into on behalf of the communities. We are responsible for the scope, quality and extent of the items for which we are reimbursed. Based on these indicators, we have determined that it is appropriate to record revenues gross versus net.

Stock-Based Compensation

On January 1, 2006, we adopted the provisions of SFAS No. 123(R), *Share-Based Payments* ("SFAS 123(R)") to record compensation expense for our employee stock options, restricted stock awards, and employee stock purchase plan. This statement is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and supersedes Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees,* and its related implementation guidance. Prior to the adoption of SFAS 123(R), we followed the intrinsic value method in accordance with APB 25, in accounting for its stock options and other equity instruments.

SFAS 123(R) requires that all share-based payments to employees be recognized in the consolidated statements of income based on their grant date fair values with the expense being recognized over the requisite service period. We use the Black-Scholes model to determine the fair value of our awards at the time of grant.

Foreign Currency Translation

Our reporting currency is the U.S. dollar. Certain of our subsidiaries' functional currencies are the local currency of the respective country. In accordance with SFAS No. 52, *Foreign Currency Translation,* balance sheets prepared in their functional currencies are translated to the reporting currency at exchange rates in effect at the end of the accounting period except for stockholders' equity accounts and intercompany accounts with consolidated subsidiaries that are considered to be of a long-term nature, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of the translation is included in "Accumulated other comprehensive (loss) income" in the consolidated balance sheets.

Advertising Costs

We expense advertising as incurred. Total advertising expense for the years ended December 31, 2007, 2006 and 2005 was $4.2 million, $3.3 million, and $3.6 million, respectively.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We record an accrual for loss contingencies when a loss is probable and the amount of the loss can be reasonably estimated. We review these accruals quarterly and make revisions based on changes in facts and circumstances.

Reclassifications

Certain amounts have been reclassified to conform to the current year presentation.

New Accounting Standards

We adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), effective January 1, 2007. FIN 48 is an interpretation of FASB Statement No. 109, *Accounting for Income Taxes,* and it seeks to reduce diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position that an entity takes or expects to take in a tax return. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. There was no adjustment to our recorded tax liability as a result of adopting FIN 48.

In November 2006, the Emerging Issues Task Force of FASB ("EITF") reached a consensus on EITF Issue No. 06-8, *Applicability of the Assessment of a Buyer's Continuing Investment under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums* ("EITF 06-8"). EITF 06-8 requires condominium sales to meet the continuing investment criterion in SFAS No. 66 in order for profit to be recognized under the percentage of completion method. EITF 06-8 was effective for us at January 1, 2007. We are currently developing one condominium project for an unconsolidated venture. The venture has applied EITF 06-8 for sales.

Future Adoption of Accounting Standards

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). This standard defines fair value, establishes a methodology for measuring fair value and expands the required disclosure for fair value measurements. SFAS 157 is effective for us as of January 1, 2009. Provisions of SFAS 157 are required to be applied prospectively as of the beginning of the first fiscal year in which SFAS 157 is applied. We are evaluating the impact that SFAS 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The irrevocable election of the fair value option is made on an instrument by instrument basis, and applied to the entire instrument, and not just a portion of it. The changes in fair value of each item elected to be measured at fair value are recognized in earnings each reporting period. SFAS 159 does not affect any existing pronouncements that require assets and liabilities to be carried at fair value, nor does it eliminate any existing disclosure requirements. This standard is effective for us as of January 1, 2008. We have not chosen to measure any financial instruments at fair value.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in business combinations to be recorded at "full fair value." The standard is effective for us as of January 1, 2009, and earlier adoption is prohibited. All of our future acquisitions will be impacted by this standard.

On December 4, 2007, the FASB issued SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51* ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS No. 160 is effective as of January 1, 2009. We are currently evaluating the impact that SFAS No. 160 will have on our financial statements.

3. Restatement Related to Statement of Cash Flows Classifications and Accounting for Lease Payments and Non-Refundable Entrance Fees for Two Continuing Care Retirement Communities

2007 Statement of Cash Flows

The 2007 Consolidated Statement of Cash Flows has been restated primarily to reflect proper classification of transactions with unconsolidated communities, assumption of debt related to sales transactions and the classification of gain resulting from sales transactions. The effect of the restatement on the 2007 Consolidated Statement of Cash Flows was to decrease net cash provided by operating activities from $235.0 million to $128.5 million, to increase net cash used in investing activities from $235.5 million to $248.5 million and to increase net cash provided by financing activities from $56.7 million to $176.3 million. In 2007, $119.1 million of debt was assumed by third parties as part of sales transactions. Cash flows for the year ended December 31, 2007 as previously reported and as restated are reflected in the following table (for restated line items only):

2007 Consolidated Statement of Cash Flows

(In thousands)	As Reported	As Restated
Gain on sale and development of real estate and equity interests	$(61,635)	$(105,081)
(Increase) decrease in:		
Accounts receivable	(16,536)	(12,388)
Due from unconsolidated senior living communities	102,996	28,111
Prepaid expenses and other current assets	(55,443)	(60,282)
Other assets	(1,177)	(35,666)
Increase (decrease) in:		
Accounts payable and accrued expenses	78,576	140,589
Self-insurance liabilities	27,866	12,866
Guarantee liabilities	(5,806)	(5,829)
Net cash provided by operating activities	235,007	128,486
Capital expenditures	(240,309)	(245,523)
Dispositions of property	171,338	60,387
Change in restricted cash	(20,579)	(21,792)
Increase in investments and notes receivable	(181,451)	(183,314)
Proceeds from investments and notes receivable	136,744	220,312
Investments in unconsolidated communities	(51,940)	(29,297)
Net cash used in investing activities	(235,513)	(248,543)
Additional borrowings of long-term debt	229,688	243,564
Repayment of long-term debt	(170,860)	(66,105)
Contribution from minority interests	3,210	—
Distributions to minority interest	(5,310)	(1,180)
Net cash provided by financing activities	56,728	176,279

Accounting for Lease Payments and Non-Refundable Entrance Fees

We lease six CCRCs under operating leases and provide life care services under various types of entrance fee agreements with residents. Upon admission to a community, the resident signs a continuing care agreement with us. The care agreement stipulates, among other things, the amount of all entrance and monthly fees, the type of residential unit being provided, and our obligation to provide both health care and non-health care services. In addition, the care agreement provides us with the right to increase future monthly fees. The care agreement is terminated upon the receipt of a written termination notice from the resident or the death of the resident. The refundable portion of the entrance fee is returned to the resident or the resident's estate depending on the form of the agreement either upon reoccupancy or termination of the care agreement. The obligation to repay is acknowledged through the provisions of a Lifecare Bond. The non-refundable portion of the entrance fee is deferred and recognized as revenue using the straight-line method over the actuarially determined expected term of each resident's contract. For one of these communities, the entrance fees are fully refundable and two communities do not have entrance fees. For the remaining three communities, residents choose between various entrance fee packages where the non-refundable component ranges from 10% to 100% of the total entrance fee (the larger the non-refundable portion, the lower the total payment).

For two CCRCs that were previously owned by MSLS, the sale of the CCRCs by MSLS to a third party resulted in a bifurcation of real estate ownership and operations, and separated the entrance fee repayment obligation from us, as the third party lessor became the primary obligor of the Lifecare Bonds. We collect the entrance fees from the resident under a continuing care agreement. In accordance with our lease, we sell and issue the Lifecare Bonds to residents on behalf of the lessor and remit all entrance fees to the lessor. In accordance with the terms of these two leases, we receive a rent credit against the amount of minimum rent due each accounting period equal to the amount of non-refundable fees collected by us from residents and remitted to the lessor.

Historically, we reported rent expense net of the amount of rent credit we received from the landlord for the non-refundable fees. We also did not consider the entrance fees to be compensation for the services we were providing to the resident and therefore did not record them as deferred revenue on our balance sheet.

Upon further review, we have now determined that we are the primary obligor to the resident for life care services and for providing a unit for the resident to occupy when we enter into the continuing care agreement with the resident. We enter into leases to be able to fulfill our obligation to provide a unit for the resident. For the non-refundable component of the entrance fee we have determined we should defer the fee and amortize it into income as we provide services to the resident over the expected term of the continuing care agreement. As there is a legal assignment of the obligation to repay the Lifecare bond to the lessor, we are not required to record the liability on our books and, therefore, no accounting adjustment was required for this item.

In regard to the calculation of rent expense, all payments to the lessor both for minimum rent (which in accordance with the lease is a fixed amount, with a scheduled 3% annual increase, less a rent credit equal to the amount of non-refundable entrance fees) and the non-refundable entrance fees are considered rent expense.

The effect of the restatement was to decrease retained earnings at January 1, 2005 by approximately $7.5 million, to reduce pre-tax income in 2005 and 2006 by approximately $6.6 million and $8.3 million, respectively, and to reduce 2005 and 2006 net income by approximately $4.0 million and $5.1 million, respectively. The restatement resulted in an increase to resident fees for consolidated communities of approximately $1.6 million in 2005 and $2.7 million in 2006, and an increase to community lease expense of approximately $8.2 million in 2005 and $11.0 million in 2006. We have restated the prior-period financial statements to correct these errors in accordance with SFAS No. 154, *Accounting Changes and Error Corrections.*

4. Allowance for Doubtful Accounts

Allowance for doubtful accounts consists of the following (in thousands):

	Accounts Receivable	Other Assets	Total
Balance January 1, 2005 (restated)	$ 1,888	$ —	$ 1,888
Provision for doubtful accounts	1,675	—	1,675
Write-offs	(1,065)	—	(1,065)
Balance December 31, 2005 (restated)	2,498	—	2,498
Provision for doubtful accounts	6,632	8,000	14,632
Write-offs	(1,626)	—	(1,626)
Balance December 31, 2006 (restated)	7,504	8,000	15,504
Provision for doubtful accounts	7,644	1,920	9,564
Write-offs	(4,708)	—	(4,708)
Balance December 31, 2007	$ 10,440	$ 9,920	$ 20,360

5. Property and Equipment

Property and equipment consists of the following (in thousands):

		December 31,	
	Asset Lives	2007	2006
Land and land improvements	15 years	$ 77,709	$ 76,456
Building and building improvements	40 years	337,310	330,431
Furniture and equipment	3-10 years	148,829	122,479
		563,848	529,366
Less: Accumulated depreciation		(157,744)	(125,315)
		406,104	404,051
Construction in progress		250,107	205,334
Property and equipment, net		$ 656,211	$ 609,385

Depreciation expense for communities was $33.9 million, $27.1 million, and $20.4 million in 2007, 2006, and 2005, respectively, excluding depreciation expense related to properties subject to the deposit method, financing method and profit-sharing method of accounting. See Note 7.

During 2007, we recorded an impairment charge of $7.6 million related to two communities acquired in 1999 and 2006. During 2006, we recorded an impairment charge of $15.7 million related to seven small senior living communities which were acquired between 1996 and 1999.

In 2007, we decided to discontinue development of four senior living condominium projects due to adverse economic conditions and as a result, we recorded pre-tax charges totaling approximately $21.0 million in 2007 to write-off capitalized development costs for these projects. In the first quarter of 2008, we suspended the development of the remaining three condominium projects and as a result, we expect to record pre-tax charges totaling approximately $22.0 million in the first quarter of 2008.

6. Acquisitions

Sunrise Connecticut Avenue Assisted Living, LLC

In August 2007, we purchased a 90% interest in Sunrise Connecticut Avenue Assisted Living, LLC, a venture in which we previously owned a 10% interest, for approximately $28.9 million and approximately $1.0 million in transaction costs. Approximately $19.9 million of existing debt was paid off at closing and we entered into new debt of $40.0 million. As a result of the acquisition, Sunrise Connecticut Avenue Assisted Living, LLC is our wholly owned subsidiary and the financial results are consolidated as of the acquisition date in August 2007.

The purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The purchase price values that were assigned as follows (in millions):

Net working capital	$ 0.6
Property and equipment	40.3
Other assets	0.1
Land	8.8
Less: Debt of venture assumed	(19.9)
Total purchase price (including transaction costs)	$ 29.9

Sunrise Connecticut Avenue Assisted Living, LLC does not meet the definition of a significant subsidiary and therefore historical and pro forma information is not disclosed.

Raiser Portfolio

In August 2006, we acquired the long term management contracts of two San Francisco Bay Area CCRCs and the ownership of one community. The two managed communities are condominiums owned by the residents. The three communities have a combined capacity of more than 200 residents.

The purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The purchase price values were assigned as follows (in millions):

Net working capital	$ 0.9
Land, property and equipment	17.0
Entrance fee liability and future service obligations	(11.5)
Management contracts and other assets	21.0
Total purchase price (including transaction costs)	$ 27.4

The weighted-average amortization period for the management contracts is 30 years. Raiser does not meet the definition of a significant subsidiary and therefore historical and pro forma information is not disclosed.

Trinity Hospice, Inc.

In September 2006, we acquired Trinity Hospice, Inc. ("Trinity"), a large provider of hospice services in the United States. Trinity currently operates 20 hospice programs across the United States.

The purchase price was allocated to the assets acquired, including intangible assets consisting primarily of trade-name, referral network and non-compete agreements, and liabilities assumed, based on their estimated fair values. The purchase price values were assigned as follows (in millions):

Net working capital	$ 3.7
Property and equipment	1.5
Intangible assets	9.7
Goodwill	59.3
Other assets	0.4
Total purchase price (including transaction costs)	$ 74.6

The weighted-average amortization period for the intangible assets is five years. Trinity does not meet the definition of a significant subsidiary and therefore historical and pro forma information is not disclosed.

As of December 31, 2006, Trinity's average daily census was approximately 1,500. As of December 31, 2007, Trinity's average daily census was approximately 1,300. This decline in census from 2006 to 2007 was partially the result of the closing of certain operating locations in non-core Sunrise markets and Trinity's focus on remediation efforts. As a result of a review of the goodwill and intangible assets related to Trinity, we recorded an impairment loss of approximately $56.7 million in 2007.

2005 Acquisitions

In May 2005, we acquired Greystone for a total purchase price of approximately $49.0 million with a potential acquisition cost of $54.0 million subject to various adjustments set forth in the acquisition agreement. Performance milestones were reached in 2006 and 2007, with $2.5 million expected to be paid in 2008.

In July 2005 we contributed approximately $25.8 million in cash in exchange for a 20% interest in an unconsolidated venture formed to purchase assets from The Fountains, an Arizona based owner and operator of senior living communities.

7. Sales of Real Estate

Total gains (losses) on sale recognized are as follows (in millions):

	December 31,		
	2007	2006	2005
Properties accounted for under basis of performance of services	$ 3.6	$ 1.8	$ 0.6
Properties accounted for previously under financing method	32.8	—	—
Properties accounted for previously under deposit method	52.4	35.3	81.3
Land sales	5.7	5.4	(0.2)
Sales of equity interests and other sales	10.6	8.8	—
Total gains on the sale and development of real estate and equity interests	$ 105.1	$ 51.3	$ 81.7

Basis of Performance of Services

During the years ended December 31, 2007, 2006 and 2005, we sold majority membership interests in entities owning partially developed land or sold partially developed land to ventures with three, nine and seven underlying communities, respectively, for $86.2 million, $182.5 million and $98.0 million, net of transaction costs, respectively. In connection with the transactions, we provided guarantees to support the operations of the underlying communities for a limited period of time. In addition, we operate the communities under long-term management agreements upon opening. Due to our continuing involvement, all gains on the sale and fees received after the sale are initially deferred. Any fundings under the cost overrun guarantees and the operating deficit guarantees are recorded as a reduction of the deferred gain. Gains and development fees are recognized on the basis of performance of the services required. Deferred gains of $1.7 million, $7.7 million and $8.3 million were recorded in 2007, 2006 and 2005, respectively. Gains of $3.6 million, $1.8 million and $0.6 million were recognized in 2007, 2006 and 2005, respectively.

Financing Method

In 2004, we sold majority membership interests in two entities which owned partially developed land to two separate ventures. In conjunction with these two sales, we had an option to repurchase the communities from the venture at an amount that was higher than the sales price. At the date of sale, it was likely that we would repurchase the properties, and as a result the financing method of accounting has been applied.

In March 2007, the two separate ventures were recapitalized and merged into one new venture. Per the terms of the transaction, we no longer had an option to repurchase the communities. Thus, there were no longer any forms of continuing involvement that would preclude sale accounting and a gain on sale of $32.8 million was recognized in 2007. No gains were recognized in 2006 or 2005.

Relevant details are as follows (in thousands):

	December 31,		
	2007	2006	2005
Property and equipment subject to financing, net	$ —	$ 62,520	$ 64,174
Liabilities relating to properties subject to the financing method	—	(66,283)	(64,208)
Depreciation expense	505	1,959	363
Development fees received, net of costs	—	—	1,335
Management fees received	230	981	93

In December 2007, we sold a majority membership interest in an entity which owned an operating community. In conjunction with the sale, the buyer had the option to put its interests and shares back to us if certain conditions were not met by June 2008. If the conditions were met prior to June 2008, the buyer's put option would be extinguished. As of December 31, 2007, the conditions were not met. Due to the existence of the put option that allows the buyer to compel us to repurchase the property, we applied the financing method of accounting. The total property and equipment subject to financing, net, was $58.9 million and the liability relating to properties subject to the financing method was $54.3 million at December 31, 2007.

In February 2008, the required conditions were met, the buyer's put option was extinguished and sale accounting was achieved. In connection with the sale, we also provided a guarantee to support the operations of the property for a limited period of time. Due to this continuing involvement, the gain on sale will be initially deferred and then recognized using the basis of performance of services method.

Deposit method

We accounted for the sale of an operating community in 2004 under the deposit method of accounting as we guaranteed to make monthly payments to the buyer equal to the amount by which a net operating income target exceeded actual net operating income for the community. The guarantee expired on the earlier of (a) the end of any consecutive twelve month period during which the property achieved its net operating income target, or (b) October 31, 2006. We recorded a gain of $4.0 million upon expiration of the guarantee on October 31, 2006. No gains were recognized in 2005 and 2004.

Relevant details are as follows (in thousands):

	December 31,		
	2007	2006	2005
Property subject to sales contract, net	$ —	$ —	$ 10,142
Deposits related to properties subject to a sales contract	—	—	(13,843)
Depreciation expense	—	296	331
Development fees received, net of costs	—	—	—
Management fees received	—	198	192

During 2003, we sold a portfolio of 13 operating communities and five communities under development for approximately $158.9 million in cash, after transaction costs, which was approximately $21.5 million in excess of our capitalized costs. In connection with the transaction, we agreed to provide support to the buyer if the cash flows from the communities were below a stated target. The guarantee expired at the end of the 18th full calendar month from the date on which all permits and licenses necessary for the admittance of residents had been obtained for the last development property. The last permits were obtained in January 2006 and the guarantee expired in July 2007. We recorded a gain of $52.5 million upon the expiration of the guarantee.

Relevant details are as follows (in thousands):

	December 31,		
	2007	2006	2005
Properties subject to sales contract, net	$ —	$ 193,158	$ 197,781
Deposits related to properties subject to a sales contract	—	(240,367)	(236,692)
Depreciation expense	4,876	8,257	7,168
Development fees received, net of costs	—	20	1,412
Management fees received	2,331	3,738	3,023

During 2003, we sold three portfolios with a combined 28 operating communities. In connection with the sale, we were obligated to fund any net operating income shortfall as compared to a stated benchmark for a period of 12 to 24 months following the date of sale. In 2004, we sold a portfolio of five operating communities. In connection with the sale, we guaranteed a stated level of net operating income for an 18-month period following the date of sale. These guarantees, in accordance with SFAS 66, require the application of the deposit method of accounting. We recorded pre-tax gains of approximately $0, $28.3 million and $80.9 million in 2007, 2006 and 2005, respectively, as these guarantees expired.

Relevant details are as follows (in thousands):

	December 31,		
	2007	2006	2005
Properties subject to sales contract, net	$ —	$ —	$ 47,308
Deposits related to properties subject to a sales contract	—	—	(74,247)
Depreciation expense	—	848	6,644
Development fees received, net of costs	—	—	—
Management fees received	—	617	4,548

In addition, during 2007, 2006 and 2005, Sunrise recognized losses or gains on sales of $(0.1) million, $3.0 million and $0.4 million, respectively, related to communities that were sold in 2002, but the gain had been deferred.

Land Sales

During 2007, 2006 and 2005, we sold three, two and one pieces of undeveloped land, respectively. There were no forms of continuing involvement that precluded sale accounting or gain recognition. We recognized gains or losses of $5.7 million, $5.4 million and $(0.2) million, respectively, related to these land sales.

Sales of Equity Interests

During 2007 and 2006, we sold our equity interest in four and two ventures, respectively, whose underlying asset is real estate. In accordance with EITF No. 98-8, *Accounting for Transfers of Investments That Are in Substance Real Estate* ("EITF 98-8"), the sale of an investment in the form of a financial asset that is in substance real estate should be accounted for in accordance with SFAS 66. For all of the transactions, we did not provide any forms of continuing involvement that would preclude sale accounting or gain recognition. We recognized gains on sale of $10.6 million and $8.8 million in 2007 and 2006, respectively, related to these sales.

Gain (Loss) from Investments Accounted for Under the Profit-Sharing Method, net

We currently apply the profit-sharing method to the following transactions as we provided guarantees to support the operations of the properties for an extended period of time:

(1) during 2006, the sale of two entities related to a partially developed condominium project;

(2) during 2004, the sale of a majority membership interest in one venture with two underlying properties; and

(3) during 2004, the sale of three partially developed communities

Relevant details are as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Revenue	$ 23,791	$ 19,902	$ 11,077
Expenses	(17,450)	(16,528)	(10,310)
Income from operations before depreciation	6,341	3,374	767
Depreciation expense	—	—	1,964
Distributions to other investors	(6,319)	(4,231)	(3,588)
Income (loss) from investments accounted for under the profit-sharing method	$ 22	$ (857)	$ (857)
Investments accounted for under the profit-sharing method, net	$ (51,377)	$ (29,148)	$ (5,106)
Amortization expense on investments accounted for under the profit-sharing method	$ 1,800	$ 1,800	$ —

Condominium Sales

We began to develop senior living condominium projects in 2004. In 2006, we sold a majority interest in one condominium and assisted living venture to third parties. In conjunction with the development agreement for this project, we agreed to be responsible for actual project costs in excess of budgeted project costs of more than $10.0 million (subject to certain limited exceptions). Project overruns to be paid by us are projected to be approximately $48.0 million. Of this amount, $10.0 million is recoverable as a loan from the venture and $14.7 million relates to proceeds from the sale of real estate, development fees and pre-opening fees. During 2006, we recorded a loss of approximately $17.2 million due to this commitment. During 2007, we recorded an additional loss of approximately $6.0 million due to increases in the budgeted projected costs. Through June 30, 2008, we have paid approximately $47.0 million in cost overruns.

8. Variable Interest Entities

At December 31, 2007, we held a management agreement with one entity and an equity interest in eight ventures that are considered VIEs, for a total of nine VIEs. We are the primary beneficiary of and, therefore, consolidate seven of these VIEs. We are not considered the primary beneficiary of the remaining two VIEs and, therefore, account for these investments under the equity or cost method of accounting.

Consolidated VIEs

- The entity that we have a management agreement with is a continuing care retirement community located in the U.S. comprised of 254 continuing care retirement community apartments, 32 assisted living units, 27 Alzheimer care apartments and 60 skilled nursing beds. We have included $20.1 million and $21.4 million, respectively, of net property and equipment related to this entity in our 2007 and 2006 consolidated balance sheets and $24.6 million and $25.2 million, respectively, of debt. We guaranteed in 2007 and 2006 $23.2 million and $23.8 million, respectively, of this debt. We included $1.5 million, $1.5 million and $1.1 million, respectively, of depreciation and amortization expense related to this entity in our 2007, 2006 and 2005 consolidated statements of income.

- Six of the seven consolidated VIEs are investment partnerships formed with third-party partners to invest capital in the pre-finance stage of certain Greystone projects. When the initial development services are successful and permanent financing for the project is obtained, the partners are repaid their initial invested capital plus fees generally between 50% and 75% of their investment. Greystone, which was acquired by us in May 2005, is a developer and manager of CCRCs. We have included $9.0 million and $13.8 million of cash related to these ventures in our 2007 and 2006 consolidated balance sheets, respectively. At December 31, 2006, six Greystone VIEs were consolidated. During 2007, two of these six ventures were no longer considered VIEs and were deconsolidated. Two new Greystone investment partnerships were formed to invest seed capital in 2007 and at December 31, 2007, six Greystone VIEs were consolidated.

Unconsolidated VIEs

- Sunrise At Home Senior Living Services, Inc. ("Sunrise At Home") was a venture between Sunrise and two third parties. The venture offered home health services by highly trained staff members in customers' homes and had annual revenue of approximately $19.0 million in 2006. In June 2007, Sunrise At Home was merged with Alliance Care and we received a preferred equity interest in Alliance Care. Alliance Care provides services to seniors, including physician house calls and mobile diagnostics, home care and private duty services through 24 local offices located in seven states. Additionally, Alliance Care operates over 125 Healthy Lifestyle Centers providing therapeutic rehabilitation and wellness programs in senior living facilities. As a result of the merger, we are no longer the primary beneficiary and deconsolidated Sunrise At Home as of the merger date. At December 31, 2007, Alliance Care has total assets of $41.2 million, total liabilities of $38.1 million, and annual revenue of $84.3 million.

- In July 2007, we formed a venture with a partner to purchase six communities from our first UK venture. The new venture also entered into a firm commitment to purchase 11 additional communities from the venture which are currently under development in the UK. At December 31, 2007, this venture has total assets of $562.7 million, total liabilities of $472.0 million, and annual revenue of $17.0 million.

Our book equity investment in these non-consolidated VIEs was $5.5 million at December 31, 2007, and that amount is our maximum exposure to loss.

At December 31, 2006, six ventures with Sunrise REIT were VIEs. In April 2007, Ventas acquired Sunrise REIT. After the acquisition, these ventures were no longer considered VIEs.

9. Buyout of Management Contracts

During 2006, Five Star bought out 18 management contracts for which we were the manager. We recognized $131.1 million in buyout fees and an additional $3.6 million for management fees which would have been earned during the transition period. We also wrote-off the related remaining $25.4 million unamortized management contract intangible asset.

During 2005, Five Star bought out 12 management contracts for which we were the manager. We recognized $83.0 million in buyout fees. We also wrote-off the related remaining $14.6 million unamortized management contract intangible asset. Five Star's right to buyout these contracts was unconditional regardless of performance.

10. Notes Receivable

Notes receivable (including accrued interest) consist of the following (in thousands):

		December 31,	
	Interest Rate(1)	2007	2006
Note V with international venture	4.37%	$ 592	$ 1,030
Promissory Note XIV	Euribor + 4.25%	8,837	4,834
Promissory Note XIII	7.50%	—	11,767
Note VI, revolving credit agreement	10.00%	—	4,174
		9,429	21,805
Current maturities		—	(4,174)
		$ 9,429	$ 17,631

(1) Interest rate at December 31, 2007

All the notes are with affiliated ventures with the exception of Promissory Note XIII.

In 2002, we jointly formed a venture ("International LLC III") in which we have a 20% ownership interest. In May 2002, we agreed to loan funds to International LLC III ("Note V") to partially finance the initial development and construction of communities in the United Kingdom and Germany. Outstanding principal and interest are due as senior living communities are sold by the venture. A portion of the note was repaid in 2007.

In December 2005, we agreed to loan International LLC III up to 10 million Euros ($14.719 million at December 31, 2007) ("Promissory Note XIV") on a revolving basis to fund operating deficits of the lease-up communities in Germany. The loan is unsecured and subordinated to the senior lenders of the German communities. Outstanding principal and interest payments are due on the earlier of December 31, 2010 or the termination of senior financing, with one two-year renewal at the option of International LLC III. As of December 31, 2007, the full 10 million Euros has been funded. We currently do not expect to receive repayment of 3.996 million Euros ($5.882 million). The carrying value above has been reduced by this estimated uncollectible amount of $5.882 million.

In May 2004, we accepted a promissory note of $10.0 million ("Promissory Note XIII"). We had an option to purchase an alternate property (land) from the borrower, and if we chose to purchase this land, the purchase price of the alternate property would be credited against the principal balance of this note, under the terms of the note agreement. Outstanding principal and interest were due on June 1, 2006. During 2006, the maturity date on the promissory note was extended until May 15, 2008. The land was purchased during 2007 and the note was repaid. This note was collateralized by the underlying land.

In 2002, we jointly formed a venture ("LLC VI") in which we have a 20% ownership interest. The purpose of LLC VI is to develop, construct and own senior living communities. We agreed to loan LLC VI up to $20.0 million ("Note VI") through a revolving credit agreement to partially finance the initial development and construction of 15 communities. Note VI is secured by the communities and is subordinated to other lenders of LLC VI. LLC VI borrowed an additional $10.4 million against the credit agreement and we received payments of $9.2 million for principal. The note was repaid as part of a recapitalization in 2007.

We recorded interest income on these notes of $0.3 million, $1.5 million and $3.1 million in 2007, 2006 and 2005, respectively.

11. Intangible Assets and Goodwill

Intangible assets consist of the following (in thousands):

	Estimated Useful Life	December 31, 2007	December 31, 2006
Management contracts less accumulated amortization of $23,084 and $13,242	1-30 years	$ 76,909	$ 88,581
Leaseholds less accumulated amortization of $3,577 and $3,162	10-29 years	4,307	4,721
Other intangibles less accumulated amortization of $628 and $1,173	1-40 years	2,553	10,469
		$ 83,769	$ 103,771

Amortization was $14.2 million, $8.8 million and $6.1 million in 2007, 2006 and 2005, respectively. In addition, in 2006 and 2005, we wrote-off $25.4 million and $14.6 million, respectively, representing the unamortized intangible asset for management contracts that were bought out (see Note 9) and other intangible assets. Amortization is expected to be approximately $11.0 million, $10.3 million, $6.7 million, $3.1 million and $2.9 million in 2008, 2009, 2010, 2011 and 2012, respectively.

Goodwill was $169.7 million and $218.0 million at December 31, 2007 and 2006, respectively. In 2006, we initially recorded goodwill of $59.3 million related to the acquisition of Trinity (see Note 6). We recorded goodwill of $31.5 million in 2005 and increased goodwill by $2.5 million and $5.0 million in 2007 and 2006, respectively, to reflect the earn-out related to the acquisition of Greystone. In 2007, we recorded an impairment charge of $56.7 million related to our Trinity goodwill and related intangible assets.

12. Investments in Unconsolidated Communities

The following are our investments in unconsolidated communities as of December 31, 2007:

Venture	Sunrise Ownership
Karrington of Findlay Ltd.	50.00%
MorSun Tenant LP	50.00%
Sunrise/Inova McLean Assisted Living, LLC	40.00%
AU-HCU Holdings, LLC(1)	30.00%
RCU Holdings, LLC(1)	30.00%
SunVest, LLC(1)	30.00%
AL One Investments, LLC	25.36%
Metropolitan Senior Housing, LLC	25.00%
Sunrise at Gardner Park, LP	25.00%
Sunrise Floral Vale Senior Living, LP	25.00%
Cheswick & Cranberry, LLC	25.00%
BG Loan Acquisition LP	25.00%
Sunrise Aston Gardens Venture, LLC	25.00%
Master MorSun, LP	20.00%

Master MetSun, LP	20.00%
Master MetSun Two, LP	20.00%
Master MetSun Three, LP	20.00%
Sunrise First Assisted Living Holdings, LLC	20.00%
Sunrise Second Assisted Living Holdings, LLC	20.00%
Sunrise Beach Cities Assisted Living, LP	20.00%
AL U.S. Development Venture, LLC	20.00%
Sunrise HBLR, LLC	20.00%
Sunrise IV Senior Living Holdings, LLC	20.00%
COPSUN Clayton MO, LLC	20.00%
Sunrise of Aurora, LP	20.00%
Sunrise of Erin Mills, LP	20.00%
Sunrise of North York, LP(2)	20.00%
PS Germany Investment (Jersey) LP	20.00%
PS UK Investment (Jersey) LP	20.00%
PS UK Investment II (Jersey) LP	20.00%
Sunrise First Euro Properties LP	20.00%
Master CNL Sun Dev I, LLC	20.00%
Sunrise Bloomfield Senior Living, LLC	20.00%
Sunrise Hillcrest Senior Living, LLC	20.00%
Sunrise New Seasons Venture, LLC	20.00%
Sunrise Rocklin Senior Living, LLC	20.00%
Sunrise Sandy Senior Living, LLC	20.00%
Sunrise Scottsdale Senior Living, LLC	20.00%
Sunrise Staten Island SL LLC	20.00%
Sunrise US UPREIT, LLC	15.40%
SunKap Coral Gables, LLC	15.00%
SunKap Boca Raton, LLC	15.00%
Santa Monica AL, LLC	15.00%
Sunrise Third Senior Living Holdings, LLC	10.00%
Cortland House, LP	10.00%
AEW/Sunrise Senior Housing Portfolio, LLC	10.00%
Dawn Limited Partnership	10.00%

(1) Properties related to investments are accounted for under the profit-sharing method of accounting. See Note 7.

(2) Properties related to investments are accounted for under the financing method of accounting. See Note 7.

Included in "Due from unconsolidated communities" are net receivables and advances from unconsolidated ventures of $81.4 million and $105.7 million at December 31, 2007 and 2006, respectively. Net receivables from these ventures relate primarily to development and management activities.

Summary financial information for unconsolidated ventures accounted for by the equity method is as follows (in thousands):

	December 31,		
	2007	2006	2005
Assets, principally property and equipment	$5,183,922	$ 4,370,376	$ 3,283,725
Long-term debt	4,075,993	2,971,318	2,076,734
Liabilities, excluding long-term debt	549,628	583,008	409,986
Equity	558,301	816,050	797,005
Revenue	1,021,112	846,479	625,371
Net income (loss)	(15,487)	(56,968)	24,051

Accounting policies used by the unconsolidated ventures are the same as those used by us.

Total management fees and reimbursed contract services from related unconsolidated ventures was $509.1 million, $390.3 million and $321.2 million in 2007, 2006 and 2005, respectively.

Our share of earnings and return on investment in unconsolidated communities consists of the following (in thousands):

	December 31,		
	2007	2006	2005
Sunrise's share of earnings (losses) in unconsolidated communities	$ 60,700	$ (11,997)	$ (13,073)
Return on investment in unconsolidated communities	72,710	55,699	26,545
Impairment of equity investments	(24,463)	—	—
	$ 108,947	$ 43,702	$ 13,472

Our investment in unconsolidated communities was less than our portion of the underlying equity in the venture by $81.5 million and $62.3 million as of December 31, 2007 and 2006, respectively.

Return on Investment in Unconsolidated Communities

Sunrise's return on investment in unconsolidated communities primarily represents cash distributions from ventures arising from a refinancing of debt within ventures. We first record all equity distributions, which are not refundable either by agreement, or by law, as a reduction of our investment. Next, we record a liability if there is a contractual obligation or implied obligation to support the venture, including in our role as general partner. Any remaining distribution is recorded in income.

In 2007, our return on investment in unconsolidated communities was primarily the result of three venture recapitalizations. In one transaction, the majority owner of a venture sold their majority interest to a new third party, the debt was refinanced and the total cash we received and the gain recognized was $53.0 million. In another transaction, in conjunction with a sale by us of a 15% equity interest, which gain is recorded in "Gain on the sale and development of real estate and equity interests," and the sale of the majority equity owner's interest to a new third party, the debt was refinanced and we received total proceeds of $4.1 million relating to our retained 20% equity interest in two ventures, which we recorded as a return on investment in unconsolidated communities.

In 2006, our return on investment in unconsolidated communities was primarily the result of three venture recapitalizations. In one transaction, the majority owner of two ventures sold their majority interests to a new third party, the debt was refinanced and the total recorded return on investment to us from this combined transaction was approximately $21.6 million. In another transaction, the majority owner of a venture sold its majority interest to a new third party, the debt was refinanced and the total return on investment to us was $26.1 million.

In 2005, we recorded $22.4 million of return on investment from the recapitalization of four ventures for 18 communities.

Transactions

In January 2007, we entered into a venture to develop assisted living communities in the United Kingdom (the "UK") over the next four years, with us serving as the developer and then as the manager of the communities. This is our second venture in the UK. We own 20% of the venture. Property development will be funded through contributions of up to approximately $200.0 million by the partners, based upon their pro rata percentage, with the balance funded by loans provided by third-party lenders, giving the venture a total potential investment capacity of approximately $1.0 billion.

During 2007, we entered into two development ventures to develop and build senior living communities in the United States during 2007 and 2008, with us serving as the developer and then as the manager of the communities. We own 20% of the ventures. Property development will be funded through contributions of up to approximately $208.0 million by the partners, based upon their pro rata percentage, with the balance funded by loans provided by third party lenders, giving the ventures a total potential investment capacity of approximately $788.0 million. We will develop and manage the communities.

During 2007, our first UK venture in which we have a 20% equity interest sold seven communities to a venture in which we have a 10% interest. Primarily as a result of the gains on these asset sales recorded in the ventures, we recorded equity in earnings in 2007 of approximately $75.5 million. When our UK and Germany ventures were formed, we established a bonus pool in respect to each venture for the benefit of employees and others responsible for the success of these ventures. At that time, we agreed with our partner that after certain return thresholds were met, we would each reduce our percentage interests in venture distributions with such excess to be used to fund these bonus pools. During 2007, we recorded bonus expense of $27.8 million in respect of the bonus pool relating to the UK venture. These bonus amounts are funded from capital events and the cash is retained by us in restricted cash accounts. As of December 31, 2007, approximately $18.0 million of this amount was included in restricted cash. Under this bonus arrangement, no bonuses are payable until we receive distributions at least equal to certain capital contributions and loans made by us to the UK and Germany ventures. We currently expect this bonus distribution limitation will be satisfied in late 2008, at which time bonus payments would become payable.

In October 2000, we formed Sunrise At Home, a venture offering home health assisted living services in several East Coast markets and Chicago. In June 2007, Sunrise At Home was merged into AllianceCare. AllianceCare provides services to seniors, including physician house calls and mobile diagnostics, home care and private duty services through 24 local offices located in seven states. Additionally, AllianceCare operates more than 125 Healthy Lifestyle Centers providing therapeutic rehabilitation and wellness programs in senior living facilities. In the merger, Sunrise received approximately an 8% preferred ownership interest in AllianceCare and Tiffany Tomasso, our chief operating officer, was appointed to the Board of Directors. Our investment in AllianceCare is accounted for under the cost method.

During December 2007, we decided to withdraw from ventures that owned two pieces of undeveloped land in Florida. We wrote off our remaining investment balance of approximately $1.1 million in the two projects.

In December 2007, we contributed $4.4 million for a 20% interest in an unconsolidated venture with COP Investment Group (Conrad Properties). The venture purchased an existing building for approximately $22.0 million and will renovate the building into a senior independent living facility.

In September 2006, a venture acquired six senior living communities with a capacity for approximately 2,000 residents in Florida, operated under the Aston Gardens brand name for $450.0 million. The aggregate purchase price for the transaction was $450.0 million (which included approximately $134.0 million of debt assumption), plus $10.0 million in transaction costs for the total of $460.0 million. Our venture partner funded 75% of the equity (approximately $117.0 million) for this transaction and we funded the remaining 25% of the equity (approximately $39.0 million) with the balance of the purchase price (approximately $170.0 million) paid through financing obtained by the joint venture. We funded our $39.0 million portion of the acquisition through our existing cash balances and Bank Credit Facility. We also received an initial 20 year contract to manage these properties. In 2007 and into 2008, the operating results of the Aston Garden communities suffered due to adverse economic conditions in Florida for independent living communities including a decline in the real estate market. These operating results are insufficient to achieve compliance with the debt covenants for the mortgage debt for the properties. In July 2008, the venture received notice of default from the lender of $170.0 million of debt obtained by the venture at the time of the acquisition in September 2006. Later in July 2008, we received notice from our equity partner alleging a default under our management agreement as a result of receiving the notice from the lender. This debt is non-recourse to us. Based on our assessment, we have determined that our investment is impaired and as a result, we recorded a pre-tax impairment charge of approximately $21.6 million in the fourth quarter of 2007.

In June 2006, a new unconsolidated venture in which we held a 20% ownership interest acquired three communities and their management contracts from a third party. The total purchase price was $34.3 million, of which we contributed $3.8 million. During 2007, due to deteriorating performance for two of the three communities, an impairment charge of $8.9 million was recorded in the venture under SFAS No. 144, and we recorded our proportionate share of the loss, $1.8 million. In addition, we wrote-off our receivables due from the venture of approximately $1.9 million.

13. Bank Credit Facility

On December 2, 2005, we entered into a $250.0 million secured Bank Credit Facility, which has since been reduced to $160.0 million as described below (the "Bank Credit Facility"), with a syndicate of banks. The Bank Credit Facility replaced our former credit facility. The Bank Credit Facility provides for both cash borrowings and letters of credit. It has an initial term of four years and matures on December 2, 2009, unless extended for an additional one-year period upon satisfaction of certain conditions. The Bank Credit Facility is secured by a pledge of all of the common and preferred stock issued by Sunrise Senior Living Management, Inc., Sunrise Senior Living Investments, Inc., Sunrise Senior Living Services, Inc. and Sunrise Development, Inc., each of which is our wholly-owned subsidiary, (together with us, the "Loan Parties"), and all future cash and non-cash proceeds arising therefrom and accounts and contract rights, general intangibles and notes, notes receivable and similar instruments owned or acquired by the Loan Parties, as well as proceeds (cash and non-cash) and products thereof.

Prior to the amendments described below, cash borrowings in US dollars initially accrued interest at LIBOR plus 1.70% to 2.25% plus a fee to participating lenders subject to certain European banking regulations or the Base Rate (the higher of the Federal Funds Rate plus 0.50% and Prime) plus 0.00% to 0.75%. The Bank Credit Facility also permits cash borrowings and letters of credit in currencies other than US dollars. Prior to the amendments described below, interest on cash borrowings in non-US currencies accrue at the rate of the Banking Federation of the European Union for the Euro plus 1.70% to 2.25%. Letters of credit fees are equal to 1.50% to 2.00% of the maximum available to be drawn on the letters of credit. We pay commitment fees of 0.25% on the unused balance of the Bank Credit Facility. Borrowings are used for general corporate purposes including investments, acquisitions and the refinancing of existing debt. There were $71.7 million of outstanding letters of credit and $100.0 million outstanding under the Bank Credit Facility at December 31, 2007. The letters of credit issued under the Bank Credit Facility expire within one year of issuance.

Borrowings under the Bank Credit Facility are considered short-term debt in our consolidated financial statements.

During 2006 and 2007, we entered into several amendments to our Bank Credit Facility extending the time period for furnishing quarterly and audited annual financial information to the lenders. In connection with these amendments, the interest rate applicable to the outstanding balance under the Bank Credit Facility was also increased effective July 1, 2007 from LIBOR plus 2.25% to LIBOR plus 2.50%.

On January 31, February 19, March 13, and July 23, 2008, we entered into further amendments to the Bank Credit Facility. These amendments, among other things:

- modified to August 20, 2008 the delivery date for the unaudited financial statements for the quarter ended March 31, 2008;
- modified to September 10, 2008 the delivery date for the unaudited financial statements for the quarter ending June 30, 2008;
- temporarily (in February 2008) and then permanently (in July 2008) reduced the maximum principal amount available under the Bank Credit Facility to $160.0 million; and
- waived compliance with financial covenants in the Bank Credit Facility for the year ended December 31, 2007 and for the fiscal quarters ended March 31, 2008 and June 30, 2008, and waived compliance with the leverage ratio and fixed charge coverage ratio covenants for the fiscal quarter ending September 30, 2008.

In addition, pursuant to the July 2008 amendment, until such time as we have delivered evidence satisfactory to the administrative agent that we have timely filed our Form 10-K for the fiscal year ending December 31, 2008 and that we are in compliance with all financial covenants in the Bank Credit Facility, including the leverage ratio and fixed charge coverage ratio, for the fiscal year ending December 31, 2008, and provided we are not then otherwise in default under the Bank Credit Facility:

- we must maintain liquidity of not less than $50.0 million, composed of availability under the Bank Credit Facility plus up to not more than $50.0 million in unrestricted cash and cash equivalents (tested as of the end of each calendar month), and any unrestricted cash and cash equivalents in excess of $50.0 million must be used to pay down the outstanding borrowings under the Bank Credit Facility;

- we are generally prohibited from declaring or making directly or indirectly any payment in the form of a stock repurchase or payment of a cash dividend or from incurring any obligation to do so; and

- the borrowing rate in US dollars, which was increased effective as of February 1, 2008, will remain LIBOR plus 2.75% or the Base Rate (the higher of the Federal Funds Rate plus 0.50% and Prime) plus 1.25% (through the end of the then-current interest period).

From and after the July 2008 amendment, we will continue to owe and pay fees on the unused amount available under the Bank Credit Facility as if the maximum outstanding amount was $160.0 million. Prior to the July 2008 amendment, fees on the unused amount were based on a $250.0 million outstanding maximum amount.

We paid the lenders an aggregate fee of approximately $0.9 million and $1.9 million for entering into amendments during 2007 and 2008, respectively.

On February 20, 2008, Sunrise Senior Living Insurance, Inc., our wholly owned insurance captive directly issued $43.3 million of letters of credit that had been issued under the Bank Credit Facility. As of June 30, 2008, we had outstanding borrowings of $75.0 million, outstanding letters of credit of $26.3 million and borrowing availability of approximately $58.7 million under the Bank Credit Facility.

In connection with the March 13, 2008 amendment, the Loan Parties executed and delivered a security agreement to the administrative agent for the benefit of the lenders under the Bank Credit Facility. Pursuant to the security agreement, among other things, the Loan Parties granted to the administrative agent, for the benefit of the lenders, a security interest in all accounts and contract rights, general intangibles and notes, notes receivable and similar instruments owned or acquired by the Loan Parties, as well as proceeds (cash and non-cash) and products thereof, as security for the payment of obligations under the Bank Credit Facility arrangements.

Our Bank Credit Facility contains various other financial covenants and other restrictions, including provisions that: (1) require us to meet certain financial tests (for example, our Bank Credit Facility requires that we not exceed certain leverage ratios), maintain certain fixed charge coverage ratios, have a consolidated net worth of at least $450.0 million as adjusted each quarter and to meet other financial ratios, maintain a specified minimum liquidity and use excess cash and cash equivalents to pay down outstanding borrowings; (2) require consent for changes in control; and (3) restrict our ability and our subsidiaries' ability to borrow additional funds, dispose of all or substantially all assets, or engage in mergers or other business combinations in which Sunrise is not the surviving entity, without lender consent.

At December 31, 2007, we were not in compliance with the following financial covenants in the Bank Credit Facility: leverage ratio (the ratio of consolidated EBITDA to total funded indebtedness of 4.25 as defined in the Bank Credit Facility) and fixed charge coverage ratio (the ratio of consolidated EBITDAR to fixed charges of 1.75 as defined in the Bank Credit Facility). Non-compliance was largely due to additional charges related to losses on financial guarantees which were identified during the 2007 audit that was completed in July 2008. Additionally, as these covenants are based on a rolling, four quarter test, we do not expect to be in compliance with these covenants for the first three quarters of 2008. These covenants were waived on July 23, 2008 through the quarter ending on September 30, 2008.

In the event that we are unable to furnish the lenders with all of the financial information required to be furnished under the amended Bank Credit Facility by the specified dates and are not in compliance with the financial covenants in the Bank Credit Facility, including the leverage ratio and fixed charge coverage ratio, for the quarter ending December 31, 2008, or fail to comply with the new liquidity covenants included in the July 2008 amendment, the lenders under the Bank Credit Facility could, among other things, agree to a further extension of the delivery dates for the financial information or the covenant compliance requirements, exercise their rights to accelerate the payment of all amounts then outstanding under the Bank Credit Facility and require us to replace or provide cash collateral for the outstanding letters of credit or pursue further modification with respect to the Bank Credit Facility.

14. Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31, 2007	December 31, 2006
Outstanding draws on Bank Credit Facility	$ 100,000	$ 50,000
Borrowings from Sunrise REIT	—	35,112
Mortgages, notes payable and other	153,888	105,493
	253,888	190,605
Current maturities	(222,541)	(141,923)
	$ 31,347	$ 48,682

Borrowings from Sunrise REIT

At December 31, 2006, there was $35.1 million of borrowings from Sunrise REIT outstanding. The borrowings were not collateralized and were related to communities we were developing for Sunrise REIT. All amounts were repaid in 2007.

Other Mortgage and Notes Payable

At December 31, 2007 and 2006, there was $153.9 million and $105.5 million, respectively, of outstanding mortgages and notes payable. Of the amount of mortgages and notes payable outstanding at December 31, 2007, $121.2 million relates to 17 existing communities and communities under development that are collateralized by the assets of the respective community. Payments of interest and some principal payments are made monthly. Interest rates range from 3.4% to 8.5% with maturities ranging from less than one year to 19 years.

Of the amount of mortgages and notes payable outstanding at December 31, 2006, $45.6 million was owed to third parties for five of the communities we developed for Sunrise REIT. Interest was paid monthly for three of the development communities at a rate of LIBOR plus 2.25% (7.57% at December 31, 2006) and for one of the properties at a rate of LIBOR plus 2.35% (7.67% at December 31, 2006). Interest was paid for a Canadian development property loan at a rate of Canadian Prime plus 1.05 (7.00% at December 31, 2006). All amounts were repaid in 2007.

At December 31, 2006, $26.7 million of the remaining other mortgages and notes payable relate to six additional communities that are collateralized by the assets of the respective community. Payments of principal and interest are made monthly. Interest rates ranged from 4.78% to 8.50% with remaining maturities ranging from less than one year to 20 years.

At December 31, 2007 and December 31, 2006, we consolidated debt of $24.6 million and $25.2 million, respectively, related to an entity that we consolidate as it is a VIE and we are the primary beneficiary.

In November 2001, we entered into a $60.0 million revolving credit facility, expandable to $100.0 million. This credit facility was to mature in November 2006, was subject to a five-year extension, accrues interest at LIBOR plus 1.20% (5.8% at December 31, 2007) and is collateralized by senior living communities. The credit facility may be converted to a fixed rate facility at any time during the term. We pay commitment fees of 0.13% on the unused portion. In September 2003, we reduced the credit facility to $16.0 million. During 2006, the maturity date was extended to November 2011 based upon the terms of the credit facility. At December 31, 2007 and 2006, $8.1 million was outstanding and two communities were collateral for the credit facility.

At December 31, 2007 and 2006, the net book value of properties pledged as collateral for mortgages payable was $266.8 million and $191.6 million, respectively.

Principal maturities of long-term debt at December 31, 2007 are as follows (in thousands):

2008	$ 222,541
2009	2,027
2010	1,174
2011	1,211
2012	1,263
Thereafter	25,672
	$ 253,888

Interest paid totaled $14.1 million, $13.9 million and $13.3 million in 2007, 2006 and 2005, respectively. Interest capitalized was $9.3 million, $5.4 million and $5.6 million in 2007, 2006 and 2005, respectively.

We are obligated to provide annual audited financial statements and quarterly unaudited financial statements to various financial institutions that have made construction loans or provided permanent financing to entities directly or indirectly owned by us. In addition, some of these loans have financial covenant requirements that are similar to the Bank Credit Facility. In all such instances, the construction loans or permanent financing provided by financial institutions is secured by a mortgage or deed of trust on the financed community. The failure to provide our annual audited and quarterly unaudited financial statements or comply with financial covenants in accordance with the obligations of the relevant credit facilities or ancillary documents could be an event of default under such documents, and could allow the financial institutions who have extended credit pursuant to such documents to seek remedies, including possible repayment of the loan. These loans total $117.6 million and $49.2 million at December 31, 2007 and 2006, respectively, and are classified as current liabilities as of those dates.

15. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount recognized for income tax purposes. The significant components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2007	December 31, 2006
Deferred tax assets:		
Sunrise operating loss carryforwards — federal	$ 1,910	$ 1,910
Sunrise operating loss carryforwards — state	7,903	4,476
Sunrise operating loss carryforwards — foreign	5,650	2,515
Sunrise At Home loss carryforwards — federal and state	—	5,891
Sunrise At Home deferred tax assets, net	—	1,302
Financial guarantees	25,893	38,719
Accrued health insurance	14,872	17,159
Self-insurance liabilities	6,989	8,826
Stock-based compensation	7,636	7,518
Deferred development fees	29,258	5,923
Allowance for doubtful accounts	6,178	6,441
Tax credits	6,729	6,277
Accrued expenses and reserves	20,593	8,560
Entrance fees	14,228	10,661
Other	1,898	11,401
Gross deferred tax assets	149,737	137,579
Sunrise valuation allowances	(6,165)	(3,800)
Foreign deferred tax valuation allowance	(6,243)	(2,071)
Sunrise At Home valuation allowance	—	(7,193)
Net deferred tax assets	137,329	124,515
Deferred tax liabilities:		
Investments in ventures	(96,333)	(80,093)
Basis difference in property and equipment and intangibles	(74,826)	(84,599)
Prepaid expenses	(8,133)	(5,932)
Other	(7,075)	(2,525)
Total deferred tax liabilities	(186,367)	(173,149)
Net deferred tax liabilities	$ (49,038)	$ (48,634)

During 2006, the deferred tax assets and liabilities included assets and liabilities from Sunrise At Home, which was a consolidated VIE. In 2007, Sunrise At Home was merged into AllianceCare. As a result of the merger, we are no longer the primary beneficiary of Sunrise At Home and we deconsolidated Sunrise At Home as of the merger date.

During 2006, we completed the acquisition of the stock of Trinity. In connection with this acquisition, we recorded a net deferred tax liability of approximately $0.6 million related to Trinity's acquisition date temporary differences. During 2007, as a result of a review of the goodwill related to Trinity, we recorded an impairment loss of approximately $56.7 million. Approximately one-half of the impairment charge relates to non-deductible goodwill and results in a non-deductible loss that negatively impacts the 2007 tax rate.

During 2007 and 2006, we provided income taxes for unremitted earnings of our Canadian foreign subsidiaries that are not considered permanently reinvested. During 2007, we also provide for income taxes for unremitted earnings of our United Kingdom foreign subsidiaries that are not considered permanently reinvested. As of December 31, 2007, we have deferred tax assets that are fully reserved with respect to our German subsidiaries.

At December 31, 2007 and 2006, we had a total valuation allowance against deferred tax assets of $12.4 million and $13.1 million, respectively. In 2006, we have provided a full valuation allowance against the net deferred tax assets of Sunrise At Home because it was more likely than not that sufficient taxable income will not be generated to utilize the net deferred tax assets. As of December 31, 2007 and 2006, we have a valuation allowance of $1.3 million in both years against our foreign tax credits, which we do not view as more likely than not to be utilized to offset future U.S. taxable income. As of December 31, 2007 and 2006, we provided a valuation allowance relating to our German net deferred tax assets of $6.2 million and $2.1 million, respectively, because it is more likely than not that sufficient future German taxable income will not be generated to utilize the excess of the net operating loss carryforward over the future German taxable temporary differences. At December 31, 2007 and 2006, we established a valuation allowance of $4.0 million and $1.4 million, respectively, primarily relating to state net operating losses that are no longer viewed to be more likely than not to be utilized against future state taxable income prior to expiration.

At December 31, 2007, we have U.S. federal net operating losses of $77.4 million, which we will elect to carryback to 2006. At December 31, 2006, we had U.S. federal net operating loss carryforwards of $5.4 million from our Trinity acquisition, which are subject to a limitation as to annual use under Internal Revenue Code section 382 and which expire in tax years from 2024 through 2025. At December 31, 2007 and 2006, we had state net operating loss carryforwards valued at $8.2 million and $4.1 million respectively which are expected to expire from 2010 through 2023. At December 31, 2007 and 2006, we had German net operating loss carryforwards to offset future foreign taxable income of $13.0 million and $5.5 million respectively, which have an unlimited carryforward period to offset future taxable income in Germany. At December 31, 2006, Sunrise At Home had net operating loss carryforwards for U.S. federal income tax purposes of approximately $16.9 million which expire at various dates through 2026.

At December 31, 2007 and 2006, we had Alternative Minimum Tax credits of $4.9 million and $4.9 million, respectively, which carryforward indefinitely and can be offset against future regular U.S. tax. At December 31, 2007 and 2006, we had $1.3 million and $1.3 million, respectively, of foreign tax credit carryforward as of each reporting date which expire in 2013. The major components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	Years Ended December 31,		
	2007	2006	2005
Current:			
Federal	$ (14,904)	$ 15,837	$ 15,140
State	2,814	5,202	5,563
Foreign	2,098	26	2,096
Total current expense	(9,992)	21,065	22,799
Deferred:			
Federal	121	(4,178)	27,236
State	(614)	553	(337)
Foreign	1,226	(228)	2,458
Total deferred expense (benefit)	733	(3,853)	29,357
Total tax (benefit) expense	$ (9,259)	$ 17,212	$ 52,156

Current taxes payable for 2007, 2006 and 2005 have been reduced by approximately $2.2 million, $1.9 million, and $13.4 million, respectively, reflecting the tax benefit to us of employee stock options exercised during the year. The tax benefit for these option exercises has been recognized as an increase to additional paid-in capital.

The differences between the amount that would have resulted from applying the domestic federal statutory tax rate (35%) to pre-tax income from continuing operations and the reported income tax expense from continuing operations recorded for each year are as follows:

(In thousands)	Years Ended December 31, 2007	2006	2005
(Loss) income before tax benefit (expense) taxed in the U.S.	$ (78,816)	$ 38,535	$ 125,095
(Loss) income before tax benefit (expense) taxed in foreign jurisdictions	(718)	(6,039)	10,125
Total (loss) income before tax benefit (expense)	$ (79,534)	$ 32,496	$ 135,220
Tax at US federal statutory rate	(35.0)%	35.0%	35.0%
State taxes, net	(4.3)%	4.2%	3.9%
Work opportunity credits	(0.6)%	(1.3)%	(1.2)%
Change in valuation allowance	8.4%	11.1%	1.0%
Tax exempt interest	(2.2)%	(4.5)%	(0.1)%
Tax contingencies	2.3%	4.4%	(1.0)%
Write-off of non-deductible goodwill	12.1%	0.0%	0.0%
Foreign rate differential	(0.8)%	0.0%	0.0%
U.S. tax related to foreign earnings	4.3%	0.0%	0.0%
Other	4.2%	4.1%	1.0%
	(11.6)%	53.0%	38.6%

In September 2006, the FASB issued FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, Accounting for Income Taxes* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we recognized in our financial statements the impact of a tax position if that position is more likely than not to be sustained on audit based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.

We adopted the provisions of FIN 48 on January 1, 2007. There was no adjustment to our recorded tax liability as a result of adopting FIN 48. The total unrecognized tax benefits as of December 31, 2007 was $27.6 million. Included in the balance were $14.6 million of tax positions that, if recognized, would favorably impact the effective tax rate. We are under audit by the IRS for the 2006 tax year and it is possible that the amount of the liability for unrecognized tax-benefits could change during the next twelve month period. We file income tax returns, including returns for our subsidiaries, with federal, state, local and foreign jurisdictions. We have no other income tax return examinations by U.S., state, local or foreign jurisdictions, with the exception of Canada.

(In thousands)	
Unrecognized tax benefit at beginning of year (January 1, 2007)	$ 25,147
Change attributable to tax positions taken during a prior period	—
Change attributable to tax positions taken during a current period	2,643
Decrease attributable to settlements with taxing authorities	—
Decrease attributable to lapse in statute of limitations	(234)
Unrecognized tax benefit at end of year (December 31, 2007)	$ 27,556

In accordance with our accounting policy, we recognize interest and penalties related to unrecognized tax benefits as a component of tax expense. This policy did not change as a result of the adoption of FIN 48. Our consolidated statement of income for the year ended December 31, 2007 and our consolidated balance sheet as of that date include interest and penalties of $1.1 million and $3.5 million, respectively.

16. Stockholders' Equity

Stock Option Plans

In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"). SFAS 123(R) supersedes APB 25 and amends FASB Statement No. 95, *Statement of Cash Flows*. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense based on their fair values. Pro forma disclosure is no longer an alternative. We adopted SFAS 123(R) on January 1, 2006, using the modified prospective method and, accordingly, the financial statements for prior periods do not reflect any restated amounts related to adoption. In accordance with SFAS 123(R), we are required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

The adoption of SFAS 123(R) resulted in the recognition of incremental share-based compensation costs of $3.6 million, before tax, a reduction in net income of $1.8 million (net of tax benefits of $1.8 million) and a reduction in basic net income per share of $0.04 and diluted net income per share of $0.03 in 2006. Additionally, the adoption of SFAS 123(R) resulted in a decrease of $3.6 million in reported cash flows from operating activities and an increase of $3.6 million in reported cash flows from investing activities related to the presentation of excess tax benefits from share-based awards for the year ended December 31, 2006.

The following table illustrates the effect on net income and earnings per share as if we had applied fair value recognition provisions of SFAS 123(R) to share-based employee compensation in 2005. We have included the impact of measured but unrecognized compensation costs and excess tax benefits credited to additional paid-in capital in the calculation of diluted pro forma shares.

(In thousands, except per share data)	**Twelve Months Ended Dec. 31, 2005 (Restated)**
Net income	$ 83,064
Add: Compensation expense included in net income, net of tax	3,331
Less: Total share-based employee compensation expense determined under fair-value method for all awards, net of tax	(9,359)
Pro forma net income	$ 77,036
Basic net income per share:	
As reported	$ 2.00
Pro forma	$ 1.86
Diluted net income per share:	
As reported	$ 1.74
Pro forma	$ 1.62

Stock Options

We have stock option plans providing for the grant of incentive and nonqualified stock options to employees, directors, consultants and advisors. At December 31, 2007, these plans provided for the grant of options to purchase up to 19,797,820 shares of common stock. Under the terms of the plans, the option exercise price and vesting provisions of the options are fixed when the option is granted. The options typically expire ten years from the date of grant and generally vest over a four-year period. The option exercise price is not less than the fair market value of a share of common stock on the date the option is granted.

In 1996, our Board of Directors approved a plan which provided for the potential grant of options to any director who is not an officer or employee of us or any of our subsidiaries (the "Directors' Plan"). Under the terms of the Directors' Plan, the option exercise price was not less than the fair market value of a share of common stock on the date the option was granted. The period for exercising an option began upon grant and generally ended ten years from the date the option was granted. All options granted under the Directors' Plan were non-incentive stock options. There were 40,000 options outstanding under the plan at December 31, 2007. Our directors may be considered employees under the provisions of SFAS 123(R).

The fair value of stock options is estimated as of the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected term (estimated period of time outstanding) is estimated using the historical exercise behavior of employees and directors. Expected volatility is based on historical volatility for a period equal to the stock option's expected term, ending on the day of grant, and calculated on a monthly basis. Compensation expense is recognized using the straight-line method for options with graded vesting.

	2007	2006	2005
Risk free interest rate	3.6%	4.8% - 5.2%	4.3% - 4.5%
Expected dividend yield	—	—	—
Expected term (years)	1.0	5.1 - 9.1	3.9 - 5.6
Expected volatility	25.5%	56.1% - 60.7%	32.3% - 62.0%

A summary of our stock option activity and related information for the year ended December 31, 2007 is presented below (share amounts are shown in thousands):

	Shares	Weighted Average Exercise Price	Remaining Contractual Term
Outstanding — beginning of year	3,767	$ 14.96	
Granted	—	—	
Exercised	—	—	
Forfeited	(33)	16.27	
Expired	(180)	20.91	
Outstanding — end of year	3,554	14.64	3.6
Vested and expected to vest — end of year	3,535	14.64	3.6
Exercisable — end of year	3,502	14.56	3.5

The weighted average grant date fair value of options granted was $23.28 and $12.44 per share in 2006 and 2005, respectively. No options were granted or exercised in 2007. The total intrinsic value of options exercised was $9.4 million and $33.0 million for 2006 and 2005, respectively. The fair value of shares vested was $1.3 million, $5.2 million and $13.1 million for 2007, 2006 and 2005, respectively. Unrecognized compensation expense related to the unvested portion of our stock options was approximately $0.3 million as of December 31, 2007, and is expected to be recognized over a weighted-average remaining term of approximately 1.1 years.

In 2007, the Compensation Committee of our Board of Directors extended the exercise period of stock options that were set to expire unexercised due to the inability of the optionees to exercise the options because we were not current in our SEC filings. The Compensation Committee set the new expiration date as 30 days after we become a current filer with the SEC. As a result of this modification, we recognized $2.4 million of stock-based compensation expense.

We generally issue shares for the exercise of stock options from authorized but unissued shares.

Restricted Stock

We have restricted stock plans providing for the grant of restricted stock to employees and directors. These grants vest over one to ten years and some vesting may be accelerated if certain performance criteria are met. Compensation expense is recognized using the straight-line method for restricted stock with graded vesting.

A summary of our restricted stock activity and related information for the years ended December 31, 2007, 2006, and 2005 is presented below (share amounts are shown in thousands):

	Shares	Weighted Average Grant Date Fair Value
Nonvested, January 1, 2005	531	$ 13.18
Granted	412	26.67
Vested	(101)	13.12
Canceled	—	—
Nonvested, December 31, 2005	842	19.79
Granted	45	35.75
Vested	(37)	24.48
Canceled	(16)	25.22
Nonvested, December 31, 2006	834	20.34
Granted	88	33.87
Vested	(288)	14.01
Canceled	(108)	27.38
Nonvested, December 31, 2007	526	24.64

The total fair value of restricted shares vested was $14.01 per share and $24.48 per share for 2007 and 2006, respectively. Unrecognized compensation expense related to the unvested portion of our restricted stock was approximately $8.0 million as of December 31, 2007, and is expected to be recognized over a weighted-average remaining term of approximately 3.6 years.

Under the provisions of SFAS 123(R), the recognition of deferred compensation (a contra-equity account representing the amount of unrecognized restricted stock expense that is reduced as expense is recognized) at the date restricted stock is granted is no longer required. Therefore, we eliminated the amount in "Deferred compensation-restricted stock" against "Additional paid-in capital" in our December 31, 2006 consolidated balance sheet.

Restricted stock shares are generally issued from existing shares.

Restricted Stock Units

In addition to equity awards under our equity award plans, to encourage greater stock ownership, we have a Bonus Deferral Program for certain executive officers. The Bonus Deferral Program provides that these executive officers may elect to receive all or a portion of their annual bonus payments, if any, in the form of fully-vested, but deferred, restricted stock units in lieu of cash (such restricted stock units are referred to as "base units"). In addition, at the time of the deferral election, each executive officer must also elect a vesting period of from two to four years and, based on the vesting period chosen, will receive additional restricted stock units equal to 20% to 40% of the deferral bonus amount (such additional restricted stock units are referred to as "supplemental units"). The supplemental units, but not the base units, are subject to the vesting period chosen by the executive and will vest in full upon conclusion of the period (assuming continued employment by the executive). Delivery of the shares of our common stock represented by both the base units and supplemental units is made to the executive officer upon the conclusion of the vesting period applicable to the supplemental units, or the first day of the next open window period under the Company's insider trading program, if the trading window is closed on the vesting date, or, if so elected by the executive at retirement (as defined in the Bonus Deferral Program), thus further providing a retention incentive to the named executive officers electing to participate in the program. Compensation expense is recognized using the straight-line method for restricted stock units with graded vesting.

Repurchase of Outstanding Shares

The Board of Directors previously approved repurchase programs that expired in May 2005 providing for the repurchase of an aggregate of $200.0 million of our common stock and/or the outstanding 5.25% convertible subordinated notes that were due 2009. In November 2005, Sunrise's Board of Directors approved a new repurchase program that provides for the repurchase of up to $50.0 million of Sunrise's common stock. This program extended through December 31, 2007. There were no share repurchases under this program in 2007 or 2006. In 2005, 347,980 shares were repurchased at an average price of $25.03.

Stockholder Rights Agreement

We have a Stockholders Rights Agreement ("Rights Agreement"). All shares of common stock issued by us between the effective date of adoption of the Rights Agreement (April 24, 1996) and the Distribution Date (as defined below) have rights attached to them. The Rights Agreement was renewed in April 2006 and the rights expire on April 24, 2016. The Rights Agreement replaced our prior rights plan, dated as of April 25, 1996, which expired by its terms on April 24, 2006. Each right, when exercisable, entitles the holder to purchase one one-thousandth of a share of Series D Junior Participating Preferred Stock at a price of $170.00 per one one-thousand of a share (the "Purchase Price"). Until a right is exercised, the holder thereof will have no rights as a stockholder with respect to this right.

The rights initially attach to the common stock. The rights will separate from the common stock and a distribution of rights certificates will occur (a "Distribution Date") upon the earlier of (1) ten days following a public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock (the "Stock Acquisition Date") or (2) ten business days (or such later date as the Board of Directors may determine) following the commencement of, or the first public announcement of the intention to commence, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding shares of common stock.

In general, if a person becomes the beneficial owner of 20% or more of the then outstanding shares of common stock, each holder of a right will, after the end of the redemption period referred to below, have the right to exercise the right by purchasing for an amount equal to the Purchase Price common stock (or in certain circumstances, cash, property or other securities of us) having a value equal to two times the Purchase Price. All rights that are or were beneficially owned by the Acquiring Person will be null and void. If at any time following the Stock Acquisition Date (1) we are acquired in a merger or other business combination transaction, or (2) 50% or more of our assets or earning power is sold or transferred, each holder of a right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price. Our Board of Directors generally may redeem the rights in whole, but not in part, at a price of $.005 per right (payable in cash, common stock or other consideration deemed appropriate by our Board of Directors) at any time until ten days after a Stock Acquisition Date. In general, at any time after a person becomes an Acquiring Person, the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one share of common stock for each outstanding right.

17. Net (Loss) Income Per Common Share

The following table summarizes the computation of basic and diluted net (loss) income per common share amounts presented in the accompanying consolidated statements of income (in thousands, except per share amounts):

	Years Ended December 31,		
	2007	2006 (Restated)	2005 (Restated)
Numerator for basic net (loss) income per share:			
Net (loss) income	$ (70,275)	$ 15,284	$ 83,064
Numerator for diluted net (loss) income per share:			
Net (loss) income	$ (70,275)	$ 15,284	$ 83,064
Assumed conversion of convertible notes, net of tax	—	—	4,376
Diluted net (loss) income	$ (70,275)	$ 15,284	$ 87,440
Denominator:			
Denominator for basic net (loss) income per common share — weighted average shares	49,851	48,947	41,456
Effect of dilutive securities:			
Employee stock options and restricted stock	—	1,775	2,234
Convertible notes	—	—	6,695
Denominator for diluted net (loss) income per common share — weighted average shares plus assumed conversions	49,851	50,722	50,385
Basic net (loss) income per common share	$ (1.41)	$ 0.31	$ 2.00
Diluted net (loss) income per common share	(1.41)	0.30	1.74

Options are included under the treasury stock method to the extent they are dilutive. Shares issuable upon exercise of stock options after applying the treasury stock method of 1,367,157, 133,500 and 524,500 for 2007, 2006 and 2005, respectively, have been excluded from the computation because the effect of their inclusion would be anti-dilutive. The impact of the convertible notes has been excluded for 2006 because the effect would be anti-dilutive.

18. Commitments and Contingencies

Leases for Office Space

Rent expense for office space for 2007, 2006, and 2005 was $8.4 million, $6.9 million, and $5.8 million, respectively. We lease our corporate offices, regional offices and development offices under various leases. In 1998, we entered into an agreement to lease new office space for our corporate headquarters, which expires in September 2013. The lease had an initial annual base rent of $1.2 million. In September 2003, we entered into an agreement to lease additional office space for our corporate headquarters. The new lease commenced in September 2003 and expires in September 2013. The lease has an initial annual base rent of $3.0 million. The base rent for both of these leases escalates approximately 2.5% per year in accordance with the base rent schedules.

In connection with the acquisition of Greystone in May 2005, we assumed a ten year operating lease that expires in 2013 with the option to extend for seven years. The lease was amended in 2006 to expand the leased space. Based on this agreement, the current annual base rent of $1.1 million will increase to $1.2 million by 2008 and then decrease in 2009 through the remainder of the lease term. Both the initial agreements and 2006 amendment provided for lease incentives for leasehold improvements for a total of $0.9 million. These assets are included in "Property and equipment, net" in the consolidated balance sheet and are being amortized over the lease term. The incentives were recorded as deferred rent and are being amortized as a reduction to lease expense over the lease term.

Leases for Operating Communities

We have also entered into operating leases, as the lessee, for four communities. Two communities commenced operations in 1997 and two communities commenced operations in 1998. In connection with the acquisition of Karrington Health, Inc. in May 1999, we assumed six operating leases for six senior living communities and a ground lease. The operating lease terms vary from 15 to 20 years, with two ten-year extension options. We also have two other ground leases related to two communities in operation. Lease terms range from 15 to 99 years and are subject to annual increases based on the consumer price index and/or stated increases in the lease.

In connection with the acquisition of Marriott Senior Living Services, Inc. ("MSLS") in March 2003, we assumed 14 operating leases and renegotiated an existing operating lease agreement for another MSLS community in June 2003. We also entered into two new leases with a landlord who acquired two continuing care retirement communities from MSLS at the same date. Fifteen of the leases expire in 2013, while the remaining two leases expire in 2018. The leases had initial terms of 20 years, and contain one or more renewal options, generally for five to 15 years. The leases provide for minimum rentals and additional rentals based on the operations of the leased community. Rent expense for operating communities subject to operating leases was $69.0 million, $62.0 million and $57.9 million for 2007, 2006 and 2005, respectively, including contingent rent expense of $8.2 million, $6.5 million, and $4.8 million for 2007, 2006, and 2005, respectively.

Future minimum lease payments under office, equipment, ground and other operating leases at December 31, 2007 are as follows (in thousands):

2008	$ 68,532
2009	71,811
2010	72,185
2011	69,430
2012	68,843
Thereafter	376,972
	$ 727,773

Letters of Credit

In addition to the letters of credit discussed in Note 13 related to our Bank Credit Facility and the Sunrise Captive, we have letters of credit outstanding of $1.9 million and $1.6 million as of December 31, 2007 and 2006, respectively. These letters of credit primarily relate to our insurance programs.

Land Purchase Commitments

At December 31, 2007, we had entered into contracts to purchase 101 development sites, for a total contracted purchase price of approximately $400.0 million, and had also entered into contracts to lease six development sites for lease periods ranging from five to 80 years. Generally, our land purchase commitments are terminable by us.

Guarantees

As discussed in Note 7, in conjunction with our development ventures, we have provided project completion guarantees to venture lenders and the venture itself, operating deficit guarantees to the venture lenders whereby after depletion of established reserves we guarantee the payment of the lender's monthly principal and interest during the term of the guarantee and guarantees to the venture to fund operating shortfalls. In conjunction with the sale of certain operating communities to third parties we have guaranteed a set level of net operating income or guaranteed a certain return to the buyer. As guarantees entered into in conjunction with the sale of real estate prevent us from either being able to account for the transaction as a sale or to recognize profit from that sale transaction, the provisions of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), do not apply to these guarantees.

In conjunction with the formation of new ventures that do not involve the sale of real estate, the acquisition of equity interests in existing ventures, and the acquisition of management contracts, we have provided operating deficit guarantees to venture lenders and/or the venture itself as described above, guarantees of debt repayment to venture lenders in the event that the venture does not perform under the debt agreements and guarantees of a set level of net operating income to venture partners. The terms of the operating deficit guarantees and debt repayment guarantees match the term of the underlying venture debt and generally range from three to seven years. The terms of the guarantees of a set level of net operating income range from 18 months to seven years. Fundings under the operating deficit guarantees and debt repayment guarantees are generally recoverable either out of future cash flows of the venture or upon proceeds from the sale of communities. Fundings under the guarantees of a set level of net operating income are generally not recoverable.

The maximum potential amount of future fundings for outstanding guarantees subject to the provisions of FIN 45, the carrying amount of the liability for expected future fundings at December 31, 2007, and fundings during 2007 are as follows (in thousands):

Guarantee Type	Maximum Potential Amount of Future Fundings	FIN 45 Liability for Future Fundings at December 31, 2007	FAS 5 Liability for Future Fundings at December 31, 2007	Total Liability for Future Fundings at December 31, 2007	Fundings during 2007
Debt repayment	$16,832	$ 785	$ —	$ 785	$ —
Operating deficit	Uncapped	1,371	42,023	43,394	5,829
Income support	Uncapped	960	16,525	17,485	—
Other		—	4,150	4,150	—
Total		$ 3,116	$ 62,698	$ 65,814	$ 5,829

Generally, the financing obtained by our ventures is non-recourse to the venture members, with the exception of the debt repayment guarantees discussed above. However, we have entered into guarantees with the lenders with respect to acts which we believe are in our control, such as fraud, that create exceptions to the non-recourse nature of debt. If such acts were to occur, the full amount of the venture debt could become recourse to us. The combined amount of venture debt underlying these guarantees is approximately $3.0 billion at December 31, 2007. We have not funded under these guarantees, and do not expect to fund under such guarantees in the future.

To the extent that a third party fails to satisfy this obligation with respect to two continuing care retirement communities managed by the Company, we would be required to repay this obligation, the majority of which is expected to be refinanced with proceeds from the issuance of entrance fees as new residents enter the communities. At December 31, 2007, the remaining liability under this obligation is $56.6 million.

The Fountains

In the third quarter of 2005, we acquired a 20% interest in a venture and entered into management agreements for the 16 communities owned by the venture. In conjunction with this transaction, we guaranteed to fund shortfalls between actual net operating income and a specified level of net operating income up to $7.0 million per year through July 2010. We paid $12.0 million to the venture to enter into the management agreements, which was recorded as an intangible asset and is being amortized over the life of the management agreements. The $12.0 million was placed into a reserve account, and the first $12.0 million of shortfalls were to be funded from this reserve account. In late 2006 and 2007, we determined that shortfalls will exceed the amount held in the reserve account. As a result, we recorded a pre-tax charge of $22.4 million in the fourth quarter of 2006. We are continuing to receive management fees with respect to these communities.

Germany Venture

At December 31, 2007 and June 30, 2008, we provided pre-opening and management services to eight and nine communities, respectively, in Germany. In connection with the development of these communities, we provided operating deficit guarantees to cover cash shortfalls until the communities reach stabilization. These communities have not performed as well as originally expected. In 2006, we recorded a pre-tax charge of $50.0 million as we did not expect full repayment of the loans from the funding. In 2007, we recorded an additional $16.0 million pre-tax charge based on changes in expected future cash flows. Our estimates underlying the pre-tax charge include certain assumptions as to lease-up of the communities. To the extent that such lease-up is slower than our projections, we could incur significant additional pre-tax charges in subsequent periods as we would be required to fund additional amounts under the operating deficit guarantees. Through June 30, 2008, we have funded $37.0 million under these guarantees and other loans. We expect to fund an additional $62.0 million through 2012, the date at which we estimate no further funding will be required.

Legal Proceedings

Trinity OIG Investigation and *Qui Tam* Action

As previously disclosed, on September 14, 2006, we acquired all of the outstanding stock of Trinity. As a result of this transaction, Trinity became an indirect, wholly owned subsidiary of the Company. On January 3, 2007, Trinity received a subpoena from the Phoenix field office of the Office of the Inspector General of the Department of Health and Human Services ("OIG") requesting certain information regarding Trinity's operations in three locations for the period January 1, 2000 through June 30, 2006, a period that was prior to the Company's acquisition of Trinity. The Company was advised that the subpoena was issued in connection with an investigation being conducted by the Commercial Litigation Branch of the U.S. Department of Justice and the civil division of the U.S. Attorney's office in Arizona. The subpoena indicates that the OIG is investigating possible improper Medicare billing under the Federal False Claims Act ("FCA"). In addition to recovery of any Medicare reimbursements previously paid for false claims, an entity found to have submitted false claims under the FCA may be subject to treble damages plus a fine of between $5,500 and $11,000 for each false claim submitted. Trinity has complied with the subpoena and continues to supplement its responses as requested.

On September 11, 2007, Trinity and the Company were served with a complaint filed on September 5, 2007 in the United States District Court for the District of Arizona. That filing amended a complaint filed under seal on November 21, 2005 by four former employees of Trinity under the *qui tam* provisions of the FCA. The *qui tam* provisions authorize persons ("relators") claiming to have evidence that false claims may have been submitted to the United States to file suit on behalf of the United States against the party alleged to have submitted such false claims. *Qui tam* suits remain under seal for a period of at least 60 days to enable the government to investigate the allegations and to decide whether to intervene and litigate the lawsuit, or, alternatively, to decline to intervene, in which case the *qui tam* plaintiff, or "relator," may proceed to litigate the case on behalf of the United States. *Qui tam* relators are entitled to 15% to 30% of the recovery obtained for the United States by trial or settlement of the claims they file on its behalf. On June 6, 2007, the Department of Justice and the U.S. Attorney for Arizona filed a Notice with the Court advising of its decision not to intervene in the case, indicating that its investigation was still ongoing. This action followed previous applications by the U.S. Government for extensions of time to decide whether to intervene. As a result, on July 10, 2007, the Court ordered the complaint unsealed and the litigation to proceed. The matter is therefore currently being litigated by the four individual relators. However, under the FCA, the U.S. Government could still intervene in the future. The amended complaint alleges that during periods prior to the acquisition by the Company, Trinity engaged in certain actions intended to obtain Medicare reimbursement for services rendered to beneficiaries whose medical conditions were not of a type rendering them eligible for hospice reimbursement and violated the FCA by submitting claims to Medicare as if the services were covered services. The relators alleged in their amended complaint that the total loss sustained by the United States is probably in the $75 million to $100 million range. On July 3, 2008, the amended complaint was revised in the form of a second amended complaint which replaced the loss sustained range of $75 to $100 million with an alleged loss by the United States of at least $100 million. The original complaint named KRG Capital, LLC (an affiliate of former stockholders of Trinity) and Trinity Hospice LLC (a subsidiary of Trinity) as defendants. The amended complaint names Sunrise Senior Living, Inc., KRG Capital, LLC and Trinity as defendants. The lawsuit is styled United States ex rel. Joyce Roberts, et al., v. KRG Capital, LLC, et al., CV05 3758 PHX-MEA (D. Ariz.).

On February 13, 2008, Trinity received a subpoena from the Los Angeles regional office of the OIG requesting information regarding Trinity's operations in 19 locations for the period between December 1, 1998 through February 12, 2008. This subpoena relates to the ongoing investigation being conducted by the Commercial Litigation Branch of the U.S. Department of Justice and the civil division of the U.S. Attorney's Office in Arizona, as discussed above. Trinity is in the process of complying with the subpoena.

In 2006, the Company recorded a loss of $5.0 million for possible fines, penalties and damages related to this matter. In 2007, the Company recorded an additional loss of $1.0 million.

IRS Audit

The Internal Revenue Service is auditing our federal income tax return for the years ended December 31, 2006 and 2005 and our federal employment tax returns for 2004, 2005 and 2006. In July 2008, the IRS completed the field work with respect to their audit of our federal income tax return for the year ended December 31, 2005. We will make a payment of approximately $0.2 million for additional taxes plus interest.

SEC Investigation

We previously announced on December 11, 2006 that we had received a request from the SEC for information about insider stock sales, timing of stock option grants and matters relating to our historical accounting practices that had been raised in media reports in the latter part of November 2006 following receipt of a letter by us from the Service Employees International Union. On May 25, 2007, we were advised by the staff of the SEC that it has commenced a formal investigation. We have fully cooperated, and intend to continue to fully cooperate, with the SEC.

Putative Class Action Litigation

Two putative securities class actions, styled United Food & Commercial Workers Union Local 880-Retail Food Employers Joint Pension Fund, et al. v. Sunrise Senior Living, Inc., et al., Case No. 1:07CV00102, and First New York Securities, L.L.C. v. Sunrise Senior Living, Inc., et al., Case No. 1:07CV000294, were filed in the U.S. District Court for the District of Columbia on January 16, 2007 and February 8, 2007, respectively. Both complaints alleged securities law violations by Sunrise and certain of its current or former officers and directors based on allegedly improper accounting practices and stock option backdating, violations of generally accepted accounting principles, false and misleading corporate disclosures, and insider trading of Sunrise stock. Both sought to certify a class for the period August 4, 2005 through June 15, 2006, and both requested damages and equitable relief, including an accounting and disgorgement. Pursuant to procedures provided by statute, two other parties, the Miami General Employees' & Sanitation Employees' Retirement Trust and the Oklahoma Firefighters Pension and Retirement System, appeared and jointly moved for consolidation of the two securities cases and appointment as the lead plaintiffs, which the Court ultimately approved. The cases were consolidated on July 31, 2007. Thereafter, a stipulation was submitted pursuant to which the new putative class plaintiffs filed their consolidated amended complaint (under the caption In re Sunrise Senior Living, Inc. Securities Litigation, Case No. 07-CV-00102-RBW) on June 6, 2008. The complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, and names as defendants the Company, Paul J. Klaassen, Teresa M. Klaassen, Thomas B. Newell, Tiffany L. Tomasso, Larry E. Hulse, Carl G. Adams, Barron Anschutz, and Kenneth J. Abod. The defendants' responses will be filed on August 11, 2008. We intend to move to dismiss the complaint at that time and anticipate that the individual defendants will do so as well.

Putative Shareholder Derivative Litigation

On January 19, 2007, the first of three putative shareholder derivative complaints was filed in the U.S. District Court for the District of Columbia against certain of our current and former directors and officers, and naming us as a nominal defendant. The three cases are captioned: Brockton Contributory Retirement System v. Paul J. Klaassen, et al., Case No. 1:07CV00143 (USDC); Catherine Molner v. Paul J. Klaassen, et al., Case No. 1:07CV00227 (USDC) (filed 1/31/2007); Robert Anderson v. Paul J. Klaassen, et al., Case No. 1:07CV00286 (USDC) (filed 2/5/2007). Counsel for the plaintiffs subsequently agreed among themselves to the appointment of lead plaintiffs and lead counsel. On June 29, 2007, the lead plaintiffs filed a Consolidated Shareholder Derivative Complaint, again naming us as a nominal defendant, and naming as individual defendants Paul J. Klaassen, Teresa M. Klaassen, Ronald V. Aprahamian, Craig R. Callen, Thomas J. Donohue, J. Douglas Holladay, William G. Little, David G. Bradley, Peter A. Klisares, Scott F. Meadow, Robert R. Slager, Thomas B. Newell, Tiffany L. Tomasso, John F. Gaul, Bradley G. Rush, Carl Adams, David W. Faeder, Larry E. Hulse, Timothy S. Smick, Brian C. Swinton and Christian B. A. Slavin. The complaint alleges violations of federal securities laws and breaches of fiduciary duty by the individual defendants, arising out of the same matters as are raised in the purported class action litigation described above. The plaintiffs seek damages and equitable relief on behalf of Sunrise. We and the individual defendants filed separate motions to dismiss the consolidated complaint. On the date that their oppositions to those motions were due, the plaintiffs instead attempted to file, over the defendants' objections, an amended consolidated complaint that does not substantially alter the nature of their claims. The amended consolidated complaint was eventually accepted by the Court and deemed to have been filed on March 28, 2008. We and the individual defendants filed preliminary motions in response to the amended consolidated complaint on June 16, 2008. The plaintiffs also have filed a motion to lift the stay on discovery in this derivative suit. The motion has been briefed and is pending.

On March 6, 2007, a putative shareholder derivative complaint was filed in the Court of Chancery in the State of Delaware against Paul J. Klaassen, Teresa M. Klaassen, Ronald V. Aprahamian, Craig R. Callen, Thomas J. Donohue, J. Douglas Holladay, David G. Bradley, Robert R. Slager, Thomas B. Newell, Tiffany L. Tomasso, Carl Adams, David W. Faeder, Larry E. Hulse, Timothy S. Smick, Brian C. Swinton and Christian B. A. Slavin, and naming us as a nominal defendant. The case is captioned Peter V. Young, et al. v. Paul J. Klaassen, et al., Case No. 2770-N (CCNCC). The complaint alleges breaches of fiduciary duty by the individual defendants arising out of the grant of certain stock options that are the subject of the purported class action and shareholder derivative litigation described above. The plaintiffs seek damages and equitable relief on behalf of Sunrise. We and the individual defendants separately filed motions to dismiss this complaint on June 6, 2007 and June 13, 2007. The plaintiffs amended their original complaint on September 17, 2007. On November 2, 2007, we and the individual defendants moved to dismiss the amended complaint. In connection with the motions to dismiss, and at plaintiffs' request, the Chancery Court issued an order on April 25, 2008 directing us to produce a limited set of documents relating to the Special Independent Committee's findings with respect to historic stock options grants. We produced those documents to the plaintiffs on May 16, 2008. The defendants' motions to dismiss have been briefed and are pending.

In addition, two putative shareholder derivative suits were filed in August and September 2006, which were subsequently dismissed. The cases were filed in the Circuit Court for Fairfax County, Virginia, captioned Nicholas Von Guggenberg v. Paul J. Klaassen, et al., Case No. CL 200610174 (FCCC) (filed 8/11/2006); and Catherine Molner v. Paul J. Klaassen, et al., Case No. CL 200611244 (FCCC) (filed 9/6/2006). The complaints were very similar (and filed by the same attorneys), naming certain of our current and former directors and officers as individual defendants, and naming us as a nominal defendant. The complaints both alleged breaches of fiduciary duty by the individual defendants, arising out of the grant of certain stock options that are the subject of the purported class action and shareholder derivative litigation described above. The Von Guggenberg suit was dismissed pursuant to preliminary motions filed by Sunrise (the plaintiff subsequently filed a petition for appeal with the Supreme Court of Virginia, which was denied, thus concluding the case). The Molner suit was dismissed when the plaintiff filed an uncontested notice of non-suit (permitted by right under Virginia law), after the Company had filed preliminary motions making the same arguments that resulted in the dismissal of the Von Guggenberg suit. As described above, the plaintiff in Molner later refiled suit in the U.S. District Court for the District of Columbia.

Resolved Litigation

Pursuant to an agreement reached between the parties in May 2008, the Company settled with no admission of fault by either party the previously disclosed litigation filed by Bradley B. Rush, the Company's former chief financial officer, in connection with the termination of his employment. As previously disclosed, on April 23, 2007, Mr. Rush was suspended with pay. The action was taken by the board of directors following a briefing of the independent directors by WilmerHale, independent counsel to the Special Independent Committee. The Board concluded, among other things, that certain actions taken by Mr. Rush were not consistent with the document retention directives issued by the Company. These actions consisted of Mr. Rush's deletion of all active electronic files in his user account on one of his Company-issued laptops. Mr. Rush's employment thereafter was terminated for cause on May 2, 2007. Mr. Rush's lawsuit asserted that his termination was part of an alleged campaign of retaliation against him for purportedly uncovering and seeking to address accounting irregularities, and it contended that his termination was not for "cause" under the Company's Long Term Incentive Cash Bonus Plan and the terms of prior awards made to him of certain stock options and shares of restricted stock, to which he claimed entitlement notwithstanding his termination. Mr. Rush asserted five breach of contract claims involving a bonus, restricted stock and stock options. Mr. Rush also asserted a claim for defamation arising out of comments attributed to us concerning the circumstances of his earlier suspension of employment.

Other Pending Lawsuits and Claims

In addition to the lawsuits and litigation matters described above, we are involved in various lawsuits and claims arising in the normal course of business. In the opinion of management, although the outcomes of these other suits and claims are uncertain, in the aggregate they are not expected to have a material adverse effect on our business, financial condition, and results of operations.

19. Related-Party Transactions

Sunrise Senior Living Real Estate Investment Trust

In December 2004, we closed the initial public offering of Sunrise REIT, an independent entity we established in Canada. Sunrise REIT was formed to acquire, own and invest in income producing senior living communities in Canada and the United States.

Concurrent with the closing of its initial public offering, Sunrise REIT issued C$25.0 million (U.S. $20.8 million at December 31, 2004) principal amount of subordinated convertible debentures to us, convertible at the rate of C$11.00 per unit. We held a minority interest in one of Sunrise REIT's subsidiaries and held the convertible debentures until November 2005, but did not own any common shares of Sunrise REIT. We entered into a 30-year strategic alliance agreement that gave us the right of first opportunity to manage all Sunrise REIT communities and Sunrise REIT had a right of first offer to consider all development and acquisition opportunities sourced by us in Canada. Pursuant to this right of first offer, we and Sunrise REIT entered into fixed price acquisition agreements with respect to seven development communities at December 31, 2005. In addition, we had the right to appoint two of the eight trustees that oversaw the governance, investment guidelines, and operating policies of Sunrise REIT.

The proceeds from the offering and placement of the debentures were used by Sunrise REIT to acquire interests in 23 senior living communities from us and our ventures, eight of which are in Canada and 15 of which are in the United States. Three of these communities were acquired directly from us for an aggregate purchase price of approximately $40.0 million and 20 were acquired from ventures in which we participated for an aggregate purchase price of approximately $373.0 million. With respect to the three Sunrise consolidated communities, we realized "Gain on sale and development of real estate and equity interests" of $2.2 million in 2004, and deferred gain of $4.1 million, which was recognized in the fourth quarter of 2006. We contributed our interest in the 15 U.S. communities to an affiliate of Sunrise REIT in exchange for a 15% ownership interest in that entity. Sunrise REIT also acquired an 80% interest in a one of our communities that was in lease-up in Canada for a purchase price of approximately $12.0 million, with us retaining a 20% interest. We also recognized $2.1 million of "Professional fees from development, marketing and other" revenue in 2004 for securing debt on behalf of Sunrise REIT. We had seven wholly owned communities under construction at December 31, 2005, of which two were sold to Sunrise REIT in 2006, and five wholly owned communities under construction at December 31, 2006, which were to be sold to Sunrise REIT in 2007.

In April 2007, Ventas, Inc., a large healthcare REIT, acquired Sunrise REIT, the owner of 77 Sunrise communities. We have an ownership interest in 56 of these communities. The management contracts for these communities did not change.

We recognized the following in our consolidated statements of operations related to Sunrise REIT only for the period for which they were a related party (in thousands):

	Years Ended December 31,		
	2007	2006	2005
Management fees	$ 5,518	$ 16,448	$ 11,443
Reimbursed contract services	77,277	130,455	70,525
Gain on sale and development of real estate	8,854	43,223	575
Interest income received from Sunrise REIT convertible debentures	—	—	1,028
Interest incurred on borrowings from Sunrise REIT	414	3,312	2,611
Sunrise's share of earnings and return on investment in unconsolidated communities	180	4,326	718

Sunrise Senior Living Foundation

Sunrise Senior Living Foundation ("SSLF") is an independent, not-for-profit organization whose purpose is to operate schools and day care facilities, provide low and moderate income assisted living housing and own and operate a corporate conference center. Paul and Teresa Klaassen, our Chief Executive Officer and director and Chief Cultural Officer and director, respectively, are the primary contributors to, and serve on the board of directors and serve as officers of, SSLF. One or both of them also serve as directors and as officers of various SSLF subsidiaries.

Certain other of our employees also serve as directors and/or officers of SSLF and its subsidiaries. Since November 2006, the Klaassens' daughter has been the Director of SSLF. She was previously employed by SSLF from June 2005 to July 2006. Since October 2007, the Klaassens' son-in-law has also been employed by SSLF. For many years, we provided administrative services to SSLF, including payroll administration and accounts payable processing. We also provided an accountant who was engaged full-time in providing accounting services to SSLF, including the schools. SSLF paid Sunrise $49,000 in 2006 and $84,000 in 2005 for the provision of these services. We estimate that the aggregate cost of providing these services to SSLF totaled approximately $52,000 and $81,000 for 2006 and 2005, respectively. In August 2006, SSLF hired an outside accounting firm to provide the accounting and administrative services previously provided by us. As a result, we no longer provide any significant administrative services to SSLF. Beginning January 2007, one of our employees became the full-time director of the schools operated by a subsidiary of SSLF, while continuing to provide certain services to us. Through October 2007, we continued to pay the salary and benefits of this former employee. In March 2008, SSLF reimbursed us approximately $68,000, representing the portion of the individual's salary and benefits attributable to serving as the director of the schools.

Prior to April 2005, we managed the corporate conference center owned by SSLF (the "Conference Facility") and leased the employees who worked at the Conference Facility under an informal arrangement. Effective April 2005, we entered into a contract with the SSLF subsidiary that currently owns the property to manage the Conference Facility. Under the contract, we receive a discount when renting the Conference Facility for management, staff or corporate events, at an amount to be agreed upon, and priority scheduling for use of the Conference Facility, and are to be paid monthly a property management fee of 1% of gross revenues for the immediately preceding month, which we estimate to be our cost of managing this property. The costs of any of our employees working on the property are also to be paid, in addition to the 1% property management fee. In addition, we agreed, if Conference Facility expenses exceed gross receipts, determined monthly, to make non-interest bearing loans in an amount needed to pay Conference Facility expenses, up to a total amount of $75,000 per 12-month period. Any such loan is required to be repaid to the extent gross receipts exceed Conference Facility expenses in any subsequent months. There were no loans made by us under this contract provision in 2006 or 2007. Either party may terminate the management agreement upon 60 days' notice. Salary and benefits for our employees who manage the Conference Facility, which are reimbursed by SSLF, totaled approximately $0.3 million in both 2007 and 2006 and $0.2 million in 2005. In 2007 and 2006, we earned $6,000 in management fees. We rent the conference center for management, staff and corporate events and paid approximately $0.1 million in 2007, $0.2 million in 2006 and $0.3 million in 2005 to SSLF. The Trinity Forum, a faith-based leadership forum of which Mr. Klaassen is the past chairman and is currently a trustee, operates a leadership academy on a portion of the site on which the Conference Facility is located. The Trinity Forum does not pay rent for this space, but leadership academy fellows who reside on the property provide volunteer services at the Conference Facility.

SSLF's stand-alone day care center, which provides day care services for our employees and non-Sunrise employees, is located in the same building complex as our corporate headquarters. The day care center subleases space from us under a sublease that commenced in April 2004 and expires September 30, 2013. The sublease payments, which equal the payments we are required to make under our lease with our landlord for this space, are required to be paid monthly and are subject to increase as provided in the sublease. SSLF paid Sunrise approximately $90,000, $88,000 and $86,000 in sublease payments in 2007, 2006 and 2005, respectively, under the April 2004 sublease. In January 2007, we leased additional space from our landlord and in February 2007 we and the day care center modified the terms of the day care center's sublease to include this additional space. Rent for the additional space, payable beginning July 19, 2007, is $8,272 per month (subject to increase as provided in the sublease), which equals the payments we are required to make under our lease with our landlord for this additional space. Rent for the additional space for the period July 19, 2007 to December 2007 totaling approximately $45,000 was paid in December 2007.

A subsidiary of SSLF formed a limited liability company ("LLC") in 2001 to develop and construct an assisted living community and an adult day care center for low to moderate-income seniors on property owned by Fairfax County, Virginia. In 2004, the LLC agreed to construct the project for a fixed fee price of $11.2 million to be paid by Fairfax County, Virginia upon completion of the project ($11.6 million, as adjusted plus approximately $0.3 million under a Pre-Opening Services and Management Agreement). In 2004, the LLC, we and Fairfax County entered into an agreement pursuant to which we agreed to develop and manage the project for a fee of up to $0.2 million. In addition, we and Fairfax County entered into a Pre-Opening Services and Management Agreement for the management of the project upon opening. In February 2005, the SSLF subsidiary assigned its membership interests in the LLC to us and transferred additional development costs of approximately $0.9 million to us. These development costs, along with development costs of $0.9 million funded by us in 2004, are to be repaid to us as part of the fixed fee price to be received from Fairfax County upon completion of the community. Total construction costs for the project were $11.3 million. We have received $10.1 million through December 31, 2007 and are pursuing from Fairfax County the remaining $1.8 million outstanding, as well as the $0.3 million due under the Pre-Opening Services and Management Agreement.

At December 31, 2004, we had outstanding receivables from SSLF and its affiliates of $3.4 million for operating expenses and development expenses related to the Fairfax County project. SSLF was not charged interest on these outstanding receivables. At December 31, 2004, we had outstanding payables to SSLF of $1.2 million relating to advances by a subsidiary of SSLF to a venture of ours prior to 2002, which subsidiary previously had provided assisted living services at certain of our venture facilities located in Illinois. We were not charged interest on these outstanding payables. These net receivables (receivables less payables) due to us at December 31, 2004, as adjusted to give effect to our acquisition of the Fairfax County project subsequent to year-end, totaling approximately $0.5 million, were paid in full by SSLF in April 2005. In addition, during the latter part of 2005 and in 2006, we made non-interest bearing advances of working capital to SSLF totaling approximately $0.6 million and $0.2 million, respectively. These amounts were repaid by SSLF in October/November 2005 and August 2006, respectively. In addition, in August 2006, SSLF paid us approximately $52,000, representing net working capital advances made to SSLF in prior years. In 2005, we made a separate $10,000 advance which was repaid in July 2005.

Fairfax Community Ground Lease

We lease the real property on which our Fairfax, Virginia community is located from Paul and Teresa Klaassen pursuant to a 99-year ground lease entered into in June 1986, as amended in August 2003. Rent expense under this lease is approximately $0.2 million annually.

Corporate Use of Residence

In June 1994, the Klaassens transferred to us property which included a residence and a Sunrise community in connection with a financing transaction. In connection with the transfer of the property, we agreed to lease back the residence to the Klaassens under a 99-year ground lease. The rent was $1.00 per month. Under the lease, the Klaassens were responsible for repairs, real estate taxes, utilities and property insurance for the residence. For approximately the past 12 years, the Klaassens have permitted the residence to be used by us for business purposes, including holding meetings and housing out of town employees. In connection with its use of the residence, we have paid the real estate taxes, utilities and insurance for the property and other expenses associated with the business use of the property, including property maintenance and management services. We paid expenses totaling approximately $0.1 million annually. For several years ending August/September 2006, the Klaassens' son lived at the guest house on the property. In December 2007, the Klaassens terminated their 99-year ground lease for no consideration.

Purchase of Condominium Unit

In January 2006, Mr. Klaassen entered into a purchase agreement with a joint venture in which we own a 30% equity interest and with which we have entered into a management services agreement. Pursuant to the purchase agreement, Mr. Klaassen has agreed to purchase for his parents a residential condominium unit at the Fox Hill condominium project that the joint venture is currently developing. The purchase price of the condominium is approximately $1.4 million. In June 2007, the purchase agreement was modified to reflect certain custom amenities upgrades to the unit for an aggregate price of approximately $0.1 million.

Service Evaluators Incorporated

Service Evaluators Incorporated ("SEI") is a for-profit company which provides independent sales and marketing analysis, commonly called "mystery shopping" services, for the restaurant, real estate and senior living industries in the United States, Canada and United Kingdom. Janine I. K. Connell and her husband, Duncan S. D. Connell, are the owners and President and Executive Vice President of SEI, respectively. Ms. Connell and Mr. Connell are the sister and brother-in-law of Mr. Klaassen and Ms. Connell is the sister-in-law of Ms. Klaassen.

For approximately 13 years, we have contracted with SEI to provide mystery shopping services for us. These services have included on-site visits at Sunrise communities, on-site visits to direct area competitors of Sunrise communities, telephonic inquiries, narrative reports of the on-site visits, direct comparison analysis and telephone calls. In 2005, we paid SEI approximately $0.7 million for approximately 380 communities. We paid approximately $0.7 million to SEI in 2006 for approximately 415 communities and approximately $0.5 million in 2007 for approximately 435 communities. The SEI contract is terminable upon 12 months' notice. In August 2007, we gave SEI written notice of the termination of SEI's contract, effective August 2008. Through August 2008, we expect to pay SEI approximately $0.4 million under SEI's contract.

Greystone Earnout Payments

In May 2005, we acquired Greystone. Greystone's founder, Michael B. Lanahan, was appointed chairman of our Greystone subsidiary in connection with the acquisition and he currently serves as one of our executive officers. Pursuant to the terms of the Purchase Agreement, we paid $45.0 million in cash, plus approximately $1.0 million in transaction costs, to acquire all of the outstanding securities of Greystone. We also agreed to pay up to an additional $7.5 million in purchase price if Greystone met certain performance milestones in 2005, 2006 and 2007. The first earnout payment was $5.0 million based on 2005 and 2006 results and was paid in April 2007. Mr. Lanahan's share of such earnout payment as a former owner of Greystone was approximately $1.5 million. The remaining $2.5 million earnout is based on Greystone's 2007 results, and was paid in April 2008. Mr. Lanahan's share of that payment was approximately $0.3 million.

Unconsolidated Ventures

Prior to 2005, we entered into five unconsolidated ventures with a third party that provided equity to develop communities in the United States, United Kingdom and Canada. One of our then incumbent directors, Craig Callen, was a managing director of Credit Suisse First Boston LLC ("CSFB") through April 2004. CSFB, through funds sponsored by an affiliate or subsidiary, had from time to time invested in the ventures. We recognized $1.5 million in management and professional services revenue in 2005 from these ventures. Neither we nor CSFB have an ownership interest in any of these five ventures at December 31, 2006 or since.

Mr. Callen held, through participation in a diversified portfolio of CSFB related investments, a 1.1375% membership interest in one of the joint ventures. In connection with the formation of Sunrise REIT in December 2004, all of the interests in this venture were acquired by us and immediately contributed to Sunrise REIT. Mr. Callen's interest was repurchased as part of this transaction for approximately $0.1 million. Mr. Callen resigned as a director in May 2008.

Aetna Healthcare

Mr. Callen served as senior vice president, strategic planning and business development at Aetna, Inc. from May 2004 through November 9, 2007 and as one of our directors until his resignation on May 22, 2008. Aetna Healthcare, a subsidiary of Aetna, Inc., is Sunrise's health plan administrator, dental plan administrator, health benefit stop-loss insurance carrier and long-term care insurance provider. Sunrise had selected Aetna as its health plan administrator prior to Mr. Callen joining Aetna. The payments made by Sunrise to Aetna Healthcare totaled $8.0 million, $9.0 million and $9.3 million for 2007, 2006 and 2005, respectively.

Purchase of Aircraft Interest by Mr. Klaassen

In July 2008, Mr. Klaassen purchased from us one of the four fractional interests in private aircrafts owned by us. The purchase price for such interest was approximately $0.3 million, which represents the current market value of the interest as furnished to us by independent appraisers. The purchase of the fractional interest was approved by the Audit Committee of our Board of Directors.

20. Employee Benefit Plans

401k Plan

We have a 401(k) Plan ("the Plan") covering all eligible employees. Under the Plan, eligible employees may make pre-tax contributions up to 100% of the IRS limits. The Plan provides an employer match dependent upon compensation levels and years of service. The Plan does not provide for discretionary matching contributions. Matching contributions were $1.6 million, $2.5 million and $1.4 million in 2007, 2006 and 2005, respectively.

Sunrise Executive Deferred Compensation Plans

We have an executive deferred compensation plan ("the Executive Plan") for employees who meet certain eligibility criteria. Under the Plan, eligible employees may make pre-tax contributions in amounts up to 25% of base compensation and 100% of bonuses. We may make discretionary matching contributions to the Executive Plan. Employees vest in the matching employer contributions, and interest earned on such contributions, at a date determined by the Benefit Plan Committee. Matching contributions were $0.4 million, $0.3 million and $0.4 million in 2007, 2006 and 2005, respectively.

Greystone adopted an executive deferred compensation plan on January 1, 2007 for employees of Greystone who meet certain eligibility criteria. Employees may make pre-tax contributions up to 25% of base salary. Greystone may make discretionary matching contributions. Employees vest in the employer matching contributions and interest on the match date determined by the administrator. Greystone's matching contribution was $0.2 million in 2007.

Chief Executive Officer Deferred Compensation Plan

Pursuant to Mr. Klaassen's employment agreement, we are required to make contributions of $150,000 per year for 12 years, beginning on September 12, 2000 into a non-qualified deferred compensation account. At the end of the 12-year period, any net gains accrued or realized from the investment of the amounts contributed by us are payable to Mr. Klaassen and we will receive any remaining amounts. At December 31, 2007, we have contributed an aggregate of $0.9 million into this plan, leaving an aggregate amount of $0.9 million to be contributed. We made contributions for 2006 and 2007 in the second quarter of 2008 to bring the plan up to date.

21. Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management using available market information and valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies could have an effect on the estimated fair value amounts.

Cash equivalents, accounts receivable, accounts payable and accrued expenses, equity investments and other current assets and liabilities are carried at amounts which reasonably approximate their fair values.

Fixed rate notes receivable with an aggregate carrying value of $0.6 million and $21.8 million have an estimated aggregate fair value of $0.5 million and $21.7 million at December 31, 2007 and 2006, respectively.

Fixed rate debt with an aggregate carrying value of $9.1 million and $55.9 million has an estimated aggregate fair value of $9.2 million and $53.7 million at December 31, 2007 and 2006, respectively. Interest rates currently available to us for issuance of debt with similar terms and remaining maturities are used to estimate the fair value of fixed rate debt. The estimated fair value of variable rate debt approximates its carrying value of $244.8 million and $134.8 million at December 31, 2007 and 2006, respectively.

Disclosure about fair value of financial instruments is based on pertinent information available to management at December 31, 2007 and 2006. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, these amounts have not been comprehensively revalued for purposes of these financial statements and current estimates of fair value may differ from the amounts presented herein.

22. Information about Sunrise's Segments

We have four operating segments for which operating results are regularly reviewed by key decision makers: domestic operations, international operations (including Canada), Greystone and Trinity. We acquired Trinity in September 2006, as discussed in Note 6. The domestic, Greystone and international segments develop, acquire, dispose and manage senior living communities. Hospice care provides palliative care and support services to terminally ill patients and their families.

Segment results are as follows (in thousands):

	For the Year Ended and as of December 31, 2007				
	Domestic	Greystone	International	Trinity	Total
Operating revenues	$ 1,491,373	$ 16,471	$ 77,555	$ 67,151	$ 1,652,550
Interest income	8,144	208	1,162	380	9,894
Interest expense	5,521	—	1,123	3	6,647
Sunrise's share of earnings and return on investment in unconsolidated communities	31,812	1,600	75,535	—	108,947
Depreciation and amortization	47,843	4,068	886	2,483	55,280
(Loss) income before taxes	(13,433)	(19,693)	23,984	(70,392)	(79,534)
Investments in unconsolidated communities	80,423	—	16,750	—	97,173
Goodwill	121,828	39,025	—	8,883	169,736
Segment assets	1,476,420	61,312	247,499	13,366	1,798,597
Expenditures for long-lived assets	185,924	4,680	49,047	658	240,309
Deferred gains on the sale of real estate and deferred revenues	19,793	54,574	—	—	74,367

	For the Year Ended and as of December 31, 2006 (Restated)				
	Domestic	Greystone	International	Trinity	Total
Operating revenues	$ 1,575,108	$ 16,920	$ 38,844	$ 20,209	$ 1,651,081
Interest income	8,799	194	483	101	9,577
Interest expense	5,732	—	462	10	6,204
Sunrise's share of earnings (losses) and return on investment in unconsolidated communities	54,950	—	(11,248)	—	43,702
Depreciation and amortization	44,115	3,462	240	831	48,648
Income (loss) before taxes	113,619	(14,490)	(66,768)	135	32,496
Investments in unconsolidated communities	93,327	—	10,945	—	104,272
Goodwill	121,827	36,525	—	59,663	218,015
Segment assets	1,571,769	55,206	138,091	83,235	1,848,301
Expenditures for long-lived assets	137,396	714	49,120	1,425	188,655
Deferred gains on the sale of real estate and deferred revenue	23,811	28,147	—	—	51,958

	For the Year Ended and as of December 31, 2005 (Restated)			
	Domestic	Greystone	International	Total
Operating revenues	$ 1,472,836	$ 10,413	$ 27,773	$ 1,511,022
Interest income	4,855	69	1,307	6,231
Interest expense	9,368	—	2,514	11,882
Sunrise's share of earnings (losses) and return on investment in unconsolidated communities	31,919	—	(18,447)	13,472
Depreciation and amortization	40,791	1,992	198	42,981
Income (loss) before taxes	149,543	(8,180)	(6,143)	135,220
Investments in unconsolidated communities	52,962	150	10,228	63,340
Goodwill	124,256	29,072	—	153,328
Segment assets	1,437,365	67,076	83,344	1,587,785
Expenditures for long-lived assets	112,153	1,514	19,190	132,857
Deferred gains on the sale of real estate and deferred revenue	15,192	13,034	—	28,226

As Greystone's development contracts are multiple element arrangements and there is not sufficient objective and reliable evidence of the fair value of undelivered elements at each billing milestone, we defer revenue recognition until the completion of the development contract. However, development costs are expensed as incurred, which results in a net loss for the segment. In 2007, 2006 and 2005, we billed and collected $28.2 million, $21.6 million and $14.4 million, respectively, of development fees of which $26.4 million, $15.1 million and $13.0 million, respectively, was deferred and will be recognized when the contract is completed.

During 2007, our first UK venture in which we have a 20% equity interest sold seven communities to a venture in which we have a 10% interest. Primarily as a result of the gains on these asset sales recorded in the ventures, we recorded equity in earnings in 2007 of approximately $75.5 million. When our UK and Germany ventures were formed, we established a bonus pool in respect to each venture for the benefit of employees and others responsible for the success of these ventures. At that time, we agreed with our partner that after certain return thresholds were met, we would each reduce our percentage interests in venture distributions with such excess to be used to fund these bonus pools. During 2007, we recorded bonus expense of $27.8 million in respect of the bonus pool relating to the UK venture. These bonus amounts are funded from capital events and the cash is retained by us in restricted cash accounts. As of December 31, 2007, approximately $18.0 million of this amount was included in restricted cash. Under this bonus arrangement, no bonuses are payable until we receive distributions at least equal to certain capital contributions and loans made by us to the UK and Germany ventures. We currently expect this bonus distribution limitation will be satisfied in late 2008, at which time bonus payments would become payable.

In 2007 and 2006, the results in the international segment was also impacted by a $16.0 million and $50.0 million, respectively, charge that we recorded in relation to forecasted fundings under our German guarantees, which we believe will not be repaid to us.

We recorded $2.3 million, net, in exchange losses in 2007 ($7.3 million in gains related to the Canadian dollar and $9.6 million in losses related to the Euro and British pound) related to the weakened U.S. dollar.

During 2007, we generated 12.3%, 12.4% and 18.2% of revenue from Ventas, a private capital partner and HCP, respectively, for senior living communities which we manage. During 2006, we generated approximately 16.3% of total operating revenues from HCP for senior living communities which we manage. No other owners represented more than 10% of total operating revenues in 2006 or 2005.

During 2007, we recorded an impairment charge of $7.6 million (domestic segment) related to two communities acquired in 1999 and 2006. Also in 2007, we recorded an impairment charge of $56.7 million related to Trinity's goodwill and intangible assets. During 2006 we recorded an impairment charge of $15.7 million related to seven small senior living communities, which were opened between 1996 and 1999.

23. Accounts Payable and Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,	
	2007	2006
Accounts payable and accrued expenses	$ 71,240	$ 65,460
Accrued salaries and bonuses	64,441	47,346
Accrued employee health and other benefits	67,096	64,487
Accrued legal, audit and professional fees	37,555	9,056
Other accrued expenses	35,030	29,738
	$ 275,362	$ 216,087

24. Subsequent Events

Bank Credit Facility

There were $100.0 million of cash advances and $71.7 million of letters of credit outstanding under our Bank Credit Facility at December 31, 2007. On January 31, February 19, March 13, and July 23, 2008, we entered into further amendments to the Bank Credit Facility. These amendments, among other things:

- modified to August 20, 2008 the delivery date for the unaudited financial statements for the quarter ending March 31, 2008;

- modified to September 10, 2008 the delivery date for the unaudited financial statements for the quarter ending June 30, 2008;

- temporarily (in February 2008) and then permanently (in July 2008) reduced the maximum principal amount available under the Bank Credit Facility to $160.0 million; and

- waived compliance with financial covenants in the Bank Credit Facility for the year ended December 31, 2007 and for the fiscal quarters ended March 31, 2008 and June 30, 2008, and waived compliance with the leverage ratio and fixed charge coverage ratio covenants for the fiscal quarter ending September 30, 2008.

In addition, pursuant to the July 2008 amendment, until such time as we have delivered evidence satisfactory to the administrative agent that we have timely filed our Form 10-K for the fiscal year ending December 31, 2008 and that we are in compliance with all financial covenants in the Bank Credit Facility, including the leverage ratio and fixed charge coverage ratio, for the fiscal year ending December 31, 2008, and provided we are not then otherwise in default under the Bank Credit Facility:

- we must maintain liquidity of not less than $50.0 million, composed of availability under the Bank Credit Facility plus up to not more than $50.0 million in unrestricted cash and cash equivalents (tested as of the end of each calendar month), and any unrestricted cash and cash equivalents in excess of $50.0 million must be used to pay down the outstanding borrowings under the Bank Credit Facility;

- we are generally prohibited from declaring or making directly or indirectly any payment in the form of a stock repurchase or payment of a cash dividend or from incurring any obligation to do so; and

- the borrowing rate in US dollars, which was increased effective as of February 1, 2008, will remain LIBOR plus 2.75% or the Base Rate (the higher of the Federal Funds Rate plus 0.50% and Prime) plus 1.25% (through the end of the then-current interest period).

We do not expect to be in compliance with the leverage ratio and fixed charge coverage ratio for the quarter ending September 30, 2008 and no assurance can be given that we will be in compliance with these financial covenants for the quarter ending December 31, 2008. From and after the July 2008 amendment, we will continue to owe and pay fees on the unused amount available under the Bank Credit Facility as if the maximum outstanding amount was $160.0 million. Prior to the July 2008 amendment, fees on the unused amount were based on a $250.0 million outstanding maximum amount. We paid the lenders an aggregate fee of approximately $1.9 million for entering into these 2008 amendments.

As of June 30, 2008, we had outstanding borrowings of $75.0 million, outstanding letters of credit of $26.3 million and borrowing availability of approximately $58.7 million under the Bank Credit Facility. Taking into account the new liquidity covenants included in the July 2008 amendment to the Bank Credit Facility described above, we believe this availability, together with unrestricted cash balances of approximately $75.0 million at June 30, 2008, will be sufficient to support our operations over the next twelve months.

New Mortgage Debt

On May 7, 2008, 16 wholly-owned subsidiaries (the "Borrowers") of Sunrise incurred mortgage indebtedness in the aggregate principal amount of approximately $106.7 million from Capmark Bank ("Lender") as lender and servicer pursuant to 16 separate cross-collateralized, cross-defaulted mortgage loans (collectively, the "mortgage loans"). Shortly after the closing, the Lender assigned the mortgage loans to Fannie Mae. The mortgage loans bear interest at a variable rate equal to the "Discount" (which is the difference between the loan amount and the price at which Fannie Mae is able to sell its three-month rolling discount mortgage backed securities) plus 2.27% per annum, require monthly principal payments based on a 30-year amortization schedule (using an interest rate of 5.92%) and mature on June 1, 2013.

In connection with the mortgage loans, we entered into interest rate protection agreements that provide for payments to us in the event the LIBOR rate exceeds 5.6145%, pursuant to an interest rate cap purchased on May 7, 2008 by each Borrower from SMBC Derivative Products Limited. The LIBOR rate approximates, but is not exactly equal to, the "Discount" rate that is used in determining the interest rate on the mortgage loans; consequently, in the event the "Discount" rate exceeds the LIBOR rate, payments under the interest rate cap may not afford the Borrowers complete interest rate protection. The Borrowers purchased the rate cap for an initial period of three years for a cost of $0.3 million (including fees) and have placed in escrow the amount of $0.7 million to purchase additional interest rate caps to cover years four and five of the mortgage loans which amount will be returned to us in the event the mortgage loans are prepaid prior to the end of the third loan year.

Each mortgage loan is secured by a senior housing facility owned by the applicable Borrower (which facility also secures the other 15 mortgage loans as well), as well as the interest rate cap described above. In addition, our management agreement with respect to each of the facilities is subordinate to the mortgage loan encumbering such facility. In connection with the mortgage loans, we received net proceeds of approximately $103.1 million (after payment of lender fees, third party costs, escrows and other amounts), of which $53.0 million was used to pay down amounts outstanding under our Bank Credit Facility.

The mortgage loans may not be prepaid before May 8, 2009. Thereafter, each mortgage loan is prepayable at the end of each 3-month term of the then-current Fannie Mae discount mortgage backed security, upon payment by us of a pre-payment fee in the amount of 1% of the then-outstanding principal amount of the mortgage loan being prepaid (except during the last three months of the loan term when no prepayment premium is payable). In connection with a partial prepayment, the applicable senior housing facility securing the mortgage loan being prepaid may be released only upon the satisfaction of certain conditions, including

(i) the remaining facilities have a 1.4 debt service coverage ratio (during the first 3 years of the loan term) or a 1.45 debt service coverage ratio (during the final 2 years of the loan term), in either case based on 12-months trailing net operating income and a fixed rate of interest of 5.92% per annum,

(ii) not more than 30% of the then-outstanding principal balance (after prepayment) is secured by senior housing facilities located in a single state, and

(iii) not more than 65% of the then-outstanding principal balance (after prepayment) is secured by senior housing facilities located in the states of Indiana, Michigan and Ohio.

In addition, one or more facilities may be sold and the individual mortgage loan assumed by the buyer so long as the foregoing (i), (ii) and (iii) are satisfied and the assumed mortgage loan has a 1.40 debt service coverage ratio (if the assumed mortgage loan is fixed rate) or a minimum debt service coverage determined by Lender (if the assumed mortgage loan is variable rate) and the buyer is acceptable to the Lender.

Each Borrower has the right to convert the interest rate on its mortgage loan to a fixed rate of interest equal to a then-effective Fannie Mae interest rate plus 1.2% per annum, subject to the satisfaction of certain conditions, including that the applicable facility has sufficient net operating income, as determined in accordance with Fannie Mae's then applicable underwriting standards. In the event of a conversion, the converted note is prepayable only upon payment of the greater of 1% of the outstanding principal balance and the payment of a yield maintenance premium or, during the 4th through 6th month prior to the maturity date, upon payment of a prepayment premium of

1% of the outstanding principal balance. A conversion may result in an extension of the maturity date of the mortgage loan being converted depending, among other things, on the reference rate used to determine the fixed rate.

The mortgage loans will become immediately due and payable, and the Lender will be entitled to interest on the unpaid principal sum at an increased rate, if any required payment is not paid on or prior to the date when due or on the happening of any other event of default including a misrepresentation by the applicable Borrower or the failure of the applicable Borrower to comply with the covenants contained in the mortgage loan documents. The mortgage loans contain various usual and customary covenants, including restrictions on transfers of the facilities and restrictions on transfers of direct or indirect interests in the Borrowers, and obligations regarding the payment of real property taxes, the maintenance of insurance, compliance with laws, maintenance of licenses in effect, use of the facilities only as permitted by the mortgage loan documents, entering into leases and occupancy agreements in accordance with the mortgage loan documents and preparation and delivery to Lender of the reports required by the mortgage loan documents. The mortgage loans are non-recourse to the Borrowers and us, but are subject to usual and customary exceptions to non-recourse liability for damage suffered by Lender for certain acts, including misapplication of rents, security deposits, insurance proceeds and condemnation awards, failure to comply with obligations relating to delivery of books, records and financial and other reports of Borrower, and fraud or material misrepresentation. The mortgage loans are full recourse to the Borrower and us in the event of a Borrower's acquisition of any property or operation of any business not permitted by the terms of the applicable mortgage or in the event of a violation of the transfer restrictions contained in the mortgages. During the term of the mortgage loans, we are required to maintain at all times (i) a net worth of not less than $100.0 million and (ii) cash and cash equivalents of not less than $25.0 million.

Senior Living Condominium Developments

As indicated above, in the first quarter of 2008, we suspended the development of all but one of our condominium projects and as a result, we expect to record pre-tax charges totaling approximately $22.0 million in the first quarter of 2008.

Legal and Accounting Fees Related to Accounting Review, Special Independent Committee Inquiry and Related Matters

As indicated above, during the six months ended June 30, 2008, we expect to incur legal and accounting fees of approximately $22.6 million related to the accounting review, the Special Independent Committee inquiry, the SEC Investigation and responding to various shareholder actions.

Real Estate Gains

During the first quarter of 2008, we completed the recapitalization of a venture with two underlying properties. As a result of this recapitalization, guarantees that were requiring us to use the profit-sharing method of accounting for our previous sale of real estate in 2004 were released and we expect to record a pre-tax gain on sale of approximately $6.7 million and received cash of approximately $5.4 million.

25. Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations for the fiscal quarter (in thousands, except per share amounts):

	Q1	Q2	Q3	Q4(2)	Total
2007					
Operating revenue	$ 395,887	$ 408,018	$ 429,512	$ 419,133	$ 1,652,550
Net income (loss)	7,480	7,992	38,230	(123,977)	(70,275)
Basic net income (loss) per common share	$ 0.15	$ 0.16	$ 0.77	$ (2.48)	$ (1.41)
Diluted net income (loss) per common share	0.15	0.15	0.74	(2.48)	(1.41)
2006 (as restated)					
Operating revenue	$ 377,341	$ 464,717	$ 379,377	$ 429,646	$ 1,651,081
Net income (loss)	901	47,071	15,120	(47,808)	15,284
Basic net income (loss) per common share	$ 0.02	$ 0.95	$ 0.30	$ (0.96)	$ 0.31
Diluted net income (loss) per common share	0.02	0.91	0.29	(0.96)	0.30
2006 (as previously reported)					
Operating revenue	$ 376,671	$ 464,047	$ 378,706	$ 428,975	$ 1,648,399
Net income (loss)	2,320	48,685	16,304	(46,952)	20,357
Basic net income (loss) per common share	$ 0.05	$ 0.98	$ 0.33	$ (0.94)	$ 0.42
Diluted net income (loss) per common share	0.05	0.95	0.32	(0.94)	0.40

---

(1) The sum of per share amounts for the quarters may not equal the per share amount for the year due to a variance in shares used in the calculations or rounding.

(2) During the fourth quarter of 2007, we recorded an impairment charge of $56.7 million relating to Trinity's goodwill and intangible assets and a $21.6 million charge to write-off our investment in Aston Gardens.

As described in Note 3, we have restated the 2006 results due to an error in recording revenue for non-refundable entrance fees and the related rent expense for two communities. The impact to net income for the first, second, third and fourth quarters of 2006 is $1.4 million, $1.6 million, $1.2 million and $0.9 million, respectively.

Board of Directors

Lynn Krominga[1][2][3][4]*
Non-Executive Chair of the Board

Paul J. Klaassen[5]*
Founder and Chief Executive Officer

Teresa M. Klaassen
Founder and Chief Cultural Officer

Glyn F. Aeppel[1]
Chief Investment Officer
Andre Balazs Properties

Ronald V. Aprahamian[1][3]
Business Consultant and Private Investor

Thomas J. Donohue[3][4][5]
President and Chief Executive Officer
U.S. Chamber of Commerce

David I. Fuente[2]
Former Chairman and Chief Executive Officer
Office Depot, Inc.

Stephen D. Harlan[1][4][5]
Partner
Harlan Enterprises, LLC

J. Douglas Holladay[2][3][5]
Founder
PathNorth, Inc.

William G. Little[2][4]
President and Chief Executive Officer
Quam-Nichols Company

Mark S. Ordan*
Chief Investment and Administrative Officer

Standing Board Committees
(1) Audit Committee
(2) Compensation Committee
(3) Nominating Committee
(4) Governance and Compliance Committee
(5) Executive Committee

Executive Officers

Paul J. Klaassen*
Founder and Chief Executive Officer

Mark S. Ordan*
Chief Investment and Administrative Officer

Tiffany L. Tomasso
Chief Operating Officer

Richard J. Nadaeu
Chief Financial Officer

John F. Gaul
General Counsel and Secretary

Michael B. Lanahan
Chairman, Greystone

**Effective as of the 2008 annual meeting of stockholders, Ms. Krominga will become Lead Director, Mr. Klaassen will become Non-Executive Chair of the Board and Mr. Ordan will become Chief Executive Officer.*

Corporate Information

Corporate Headquarters
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, Virginia 22102
703.273.7500

Transfer Agent and Registrar
American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038

Annual Meeting Date
Sunrise will hold its 2008 annual meeting of stockholders on Thursday, November 13, 2008, at 9:00 a.m., local time, at:
The Hilton McLean
7920 Jones Branch Drive
McLean, Virginia 22102
703.847.5000

2007 Form 10-K
Copies of the 2007 Annual Report on Form 10-K, as amended, as filed with the Securities and Exchange Commission, are available at no charge by calling 703.273.7500 or writing to:
Sunrise Senior Living, Inc.
Investor Relations
7902 Westpark Drive
McLean, Virginia 22102

Stock Information
Sunrise's common stock is listed and traded on the New York Stock Exchange under the symbol SRZ.

Holders
There were 237 stockholders of record at September 19, 2008.

Dividends
No cash dividends have been paid in the past and we have no intention to pay cash dividends in the foreseeable future.

Web Site
To learn more about Sunrise Senior Living, Inc., visit our web site: www.sunriseseniorliving.com

Certifications
The NYSE listing standards require each listed company's chief executive officer to certify to the NYSE each year within 30 days of each annual meeting of stockholders that he or she is not aware of any violation by the company of the NYSE's corporate governance listing standards, qualifying the certification to the extent necessary. In November 2007, the Company submitted to the NYSE a certificate of its chief executive officer without qualification. The certifications by the Company's chief executive officer and chief financial officer required by the Sarbanes-Oxley Act of 2002 are included as exhibits to the 2007 Form 10-K.

Quarterly Market Price Range of Common Stock

Quarter Ended	High	Low
September 30, 2008	$22.30	$12.91
June 30, 2008	$27.21	$20.19
March 31, 2008	$30.65	$24.64
Quarter Ended	**High**	**Low**
December 31, 2007	$39.70	$26.78
September 30, 2007	$41.05	$33.00
June 30, 2007	$42.97	$36.43
March 31, 2007	$41.50	$30.10
Quarter Ended	**High**	**Low**
December 31, 2006	$33.68	$29.05
September 30, 2006	$32.12	$24.40
June 30, 2006	$39.62	$26.29
March 31, 2006	$39.68	$31.64

END